Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
dated as of
November 30, 2017
among
RSI HOME PRODUCTS, INC.,
AMERICAN WOODMARK CORPORATION,
ALLIANCE MERGER SUB, INC.,
and
RONALD M. SIMON,
AS THE STOCKHOLDER REPRESENTATIVE

i

TABLE OF CONTENTS

		Page
Section 14.09	Counterparts; Effectiveness	113
Section 14.10	Entire Agreement; No Other Representations and Warranties	114
Section 14.11	Severability	114
Section 14.12	Specific Performance	114

Schedule 4.25        Affiliate Transactions
Schedule 4.27        Bank Accounts
Schedule 5.04        Non-Contravention
Schedule 5.05        Capitalization
Schedule 6.01        Conduct of the Company
Schedule 7.04(a)    Indemnification and Insurance
Schedule 8.08(b)    Other Company Deliverables
Schedule 8.10        Consent Solicitation

Pursuant to Item 601(b)(2) of Regulation S-K, American Woodmark Corporation agrees to furnish supplementally to the Securities and Exchange Commission, upon request, any omitted schedules or similar attachments to this Exhibit 2.1.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 30, 2017 is made by and among RSI Home Products, Inc., a Delaware corporation (the “Company”), American Woodmark Corporation, a Virginia corporation (“Parent”), Alliance Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and Ronald M. Simon, solely in his capacity as the Stockholder Representative.
W I T N E S E T H :

WHEREAS, the parties hereto intend to effect a merger in which Merger Subsidiary will be merged with and into the Company (the “Merger”), in accordance with the applicable provisions of the DGCL, with the Company surviving the Merger, on the terms and subject to the conditions set forth herein;
WHEREAS, the respective Boards of Directors of Parent (on its own behalf and as the sole stockholder of Merger Subsidiary) and Merger Subsidiary have adopted resolutions approving and declaring advisable this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the issuance of shares of Parent Common Stock in connection with the transactions contemplated hereby (the “Parent Stock Issuance”)), on the terms and subject to the conditions set forth herein.
WHEREAS, the Board of Directors of the Company has adopted resolutions approving, and declaring it advisable that the stockholders of the Company approve, this Agreement and the consummation of the transactions contemplated hereby (including the Merger), on the terms and subject to the conditions set forth herein.
WHEREAS, immediately prior to or concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Merger Subsidiary to enter into this Agreement, the Company obtained an irrevocable written consent, executed by holders of at least eighty-five percent (85%) of the issued and outstanding shares of Class A Stock, adopting this Agreement and approving the consummation of the transactions contemplated hereby (including the Merger), which consent is to become effective immediately following the execution of this Agreement by the Company, on the terms and subject to the conditions set forth herein, a true, correct and complete copy of which executed written consent is attached hereto as Exhibit A (the “Company Stockholder Written Consent”).
WHEREAS, immediately prior to or concurrently with the execution and delivery of this Agreement, and as a condition and an inducement to Parent and Merger Subsidiary to enter this Agreement, the Specified Shareholders have each entered into the Shareholders Agreement, pursuant to which each Specified Shareholder has agreed to certain rights and restrictions applicable to the shares of Parent Common Stock to be issued to such Specified Shareholder pursuant to and accordance with the terms of this Agreement and the transactions contemplated hereby.
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and an inducement to Parent and Merger Subsidiary to enter this Agreement, the holders of at least eighty-five percent (85%) of the issued and outstanding shares of Class A Stock have each entered into a Lock-Up and Investment Representation Letter, pursuant to which each such holder has represented that it is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the 1933 Act and has agreed to not sell, offer to sell, pledge or otherwise dispose of, or enter into certain other arrangements with respect to, shares of Parent Common Stock received by such holder as part of the Stock Consideration.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01    Definitions.
(a)    As used herein, the following terms have the following meanings:
“1933 Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.
“1934 Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.
“Accounting Standards” means accounting principles, methods, practices, categories, estimates, judgments and assumptions applied in the preparation of the Financial Statements, in the case of the Company, and the Parent Financial Statements, in the case of Parent, consistently applied in accordance with GAAP.
“Accredited Stockholder” means a holder of Company Stock who either (i) has completed and delivered to the Company or Parent prior to the Surrender and Election Deadline a Lock-Up and Investment Representation Letter representing, among other things, that such holder is an “accredited investor” as set forth therein (for avoidance of doubt, subject to clause (ii), any holder of Company Stock who has not completed and delivered such Lock-Up and Investment Representation Letter prior to the Surrender and Election Deadline shall be deemed to be an Unaccredited Stockholder for purposes of this Agreement) or (ii) is determined by Parent in its reasonable discretion to be an “accredited investor” as such term is defined in Rule 501 under the 1933 Act.
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, offer or proposal of any Third Party relating to any transaction or series of related transactions involving any: (i) direct or indirect, acquisition or purchase of assets of the Company or any of its Subsidiaries (including any equity or voting securities of such Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the fair market value of the consolidated assets of the Company or to which 20% or more of the consolidated net revenues or net earnings of the Company are attributable; (ii) direct or indirect, acquisition of 20% or more of any class of equity or voting securities of the Company; (iii) tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning (within the meaning of Section 13(d) of the 1934 Act) 20% or more of any class of equity or voting securities of the Company; or (iv) merger, consolidation, business combination or other similar extraordinary transaction involving the Company or any of its Subsidiaries, pursuant to which such Third Party would own 20% or more of the consolidated assets, net revenues or net earnings of the Company and its Subsidiaries, taken as a whole; (v) liquidation, dissolutions (or the adoption of a plan of liquidation or dissolution), or recapitalization or other similar corporate reorganization of the Company or any of its Subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated assets, net revenues or net earnings of the Company and its Subsidiaries, taken as a whole; or (vi) any combination of the foregoing.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Aggregate Exercise Price” means the aggregate amount that would be paid to the Company in respect of all Vested Company Stock Options had such Vested Company Stock Options been exercised in full, without regard to vesting or any other restriction upon exercise (and assuming concurrent payment in full of the exercise price of each such Vested Company Stock Option solely in cash), immediately prior to the Effective Time, in accordance with the terms of the applicable option agreement with the Company and the Company Stock Plans.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended and any other applicable anti-corruption laws or regulations.
“Applicable Law” means, with respect to any Person, asset or property, any federal, state or local statute, law (including common law), ordinance, code, rule, regulation, Order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, issued, enforced or applied by a Governmental Authority that is legally binding upon and applicable to such Person, asset or property.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the states of California or New York are authorized or required by Applicable Law to close.
“Builder Service Contracts” means Contracts for the sale or installation of cabinets with home builders, owners of multi-family residential buildings or any of their general contractors.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.
“Certificate of Merger” means a certificate of merger in substantially the form attached hereto as Exhibit B.

“Change of Control Payments Amount” means the aggregate amount of (i) any and all amounts (including, but not limited to, the Special Service Payment and all Consulting Fees (as such terms are defined in the Chieffe Agreement)) payable to Thomas N. Chieffe under the Chieffe Agreement in connection with or as a result of the transactions contemplated by this Agreement or otherwise, including all Taxes that are payable by the Company or any of its Subsidiaries in connection with or as a result of the payment of such amounts (collectively, the “Chieffe Payments”), and (ii) any and all amounts payable as a result of the consummation of the Merger to any other Representatives of the Company or any of its Subsidiaries under any change-of-control, transaction bonus, or similar transaction incentive arrangements entered into between the Company or any of its Subsidiaries and such Representatives prior to the Closing in connection with or as a result of the transactions contemplated by this Agreement, including all Taxes that are payable by the Company or any of its Subsidiaries in connection with or as a result of the payment of such amounts, such arrangement in each case, as identified in Section 4.17(a) of the Company Disclosure Schedule and to the extent unpaid as of immediately prior to Closing.
“Chieffe Agreement” means that certain Consulting Agreement, dated as of August 2, 2016, between the Company and Thomas N. Chieffe.
“Class A Stock” means the shares of Class A Voting Common Stock, par value $0.001 per share, of the Company.
“Class C Stock” means the shares of Class C Non-Voting Common Stock, par value $0.001 per share, of the Company.
“Closing Cash” means an amount equal to the aggregate amount of cash of the Company and its Subsidiaries as of the Effective Time, as set forth in the final determination of the Closing Statement pursuant to Section 2.03(b).
“Closing Cash Payment” means an amount equal to the difference of (a) the product of (i) the Outstanding Common Shares, multiplied by (ii) the Estimated Per Share Cash Amount, minus (b) the aggregate amount of the Option Settlement Payments.
“Closing Cash Target” means, (i) if and for so long as the Senior Notes Indenture remains in full force and effect, an amount of cash equal to the greater of (a) $100,000,000 and (b) the amount of cash that the Company and its Subsidiaries must have as of immediately prior to the Effective Time pursuant to and in accordance with the Senior Notes Indenture, as may be amended by the Supplemental Indenture, or (ii) if and after the Senior Notes Indenture is terminated or otherwise ceases to remain in full force and effect, such amount of cash as Parent determines in its reasonable discretion.
“Closing Date Balance Sheet” means a consolidated balance sheet of the Company as of the Closing Date, which shall be prepared in accordance with Section 2.03(c).
“Closing Indebtedness” means the aggregate amount of all Indebtedness of the Company and its Subsidiaries that remains unpaid or otherwise unperformed or outstanding as of the Effective Time, as set forth in the final determination of the Closing Statement pursuant to Section 2.03(b).

For the avoidance of doubt, all Indebtedness paid off pursuant to Section 2.07(a)(ii)(A) shall be deemed part of the Closing Indebtedness.
“Closing Net Working Capital” means the Net Working Capital as of the Effective Time, as set forth in the final determination of the Closing Statement pursuant to Section 2.03(b).
“Closing Seller Expenses” means an amount equal to the Seller Expenses that are unpaid as of the Effective Time, as set forth in the final determination of the Closing Statement pursuant to Section 2.03(b). For the avoidance of doubt, all Seller Expenses paid off pursuant to Section 2.07(a)(ii)(B) shall be deemed part of the Closing Seller Expenses.
“Code” means the Internal Revenue Code of 1986.
“Company Board” means the Board of Directors of the Company.
“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
“Company Specified Representations” means: (i) the representations and warranties set forth in Sections 4.01(a) (Organization and Good Standing), 4.02 (Corporate Authorization), 4.04(a)(i) (Non-Contravention), 4.05 (Capitalization), 4.29 (Brokers), and 4.30 (State Anti-Takeover Statutes); and (ii) the representations and warranties set forth in the certificate referenced in Section 9.02(a), to the extent such representations and warranties relate to any matters addressed in any of the representations and warranties specified in clause (i) of this sentence.
“Company Stock” means the shares of Class A Stock and Class C Stock.
“Company Stock Plans” means each plan or non-plan award agreement pursuant to which stock options or other equity awards have been granted by the Company to employees or other service providers of the Company or its Subsidiaries.
“Confidentiality Agreement” means the Nondisclosure Agreement, effective as of September 20, 2016, by and between Parent and the Company, as amended.
“Consideration Ratio” means an amount equal to: (i) the Estimated Cash Merger Consideration,; divided by (ii) the sum of (a) the Estimated Cash Merger Consideration, and (b) the product of (1) the Stock Consideration and (2) the Parent Stock Price.
“Contract” means any legally binding contract, agreement, note, bond, indenture, lease, license, commitment, understanding or other instrument (including any amendments thereto), in each case whether oral or written.
“Customs & International Trade Laws” mean any Applicable Law concerning the importation, exportation, re-exportation, or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, re-exportation or deemed exportation, including all Applicable Law administered and enforced by the United States Treasury Department’s Office of Foreign Assets Control or U.S. State Department.
“DGCL” means the General Corporation Law of the State of Delaware.
“Electronic Data Room” means that certain “Project Alliance” folder in the Venue Deal Solutions electronic data room run by RR Donnelly and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement.
“Employee Notes” means those certain non-negotiable promissory notes payable by the Company to certain of its current and former employees and identified on Section 1.01(b) of the Company Disclosure Letter.
“Environmental Laws” means any Applicable Laws addressing the protection of (a) human health as it relates to exposure to any pollutant, contaminant, chemical or waste that poses a risk to human health or the environment, (b) the environment, or (c) flora and fauna, including those relating to (i) emissions, discharges or threatened discharges of pollutants, contaminants, hazardous or toxic substances or petroleum into the air, surface water, ground water or the ocean, or on or into the land and (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport and handling of pollutants, contaminants, hazardous or toxic substances, waste, materials or petroleum.
“Environmental Permits” means all Permits required by Environmental Laws for the operation of the business of the Company or any of its Subsidiaries, in the case of the Company, or the operation of the business of Parent or any of its Subsidiaries, in the case of Parent, in each case as currently conducted.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Escrow Account” means the account with the Escrow Agent into which the Escrow Amount is deposited.
“Escrow Agent” means Citibank N.A.
“Escrow Agreement” means the escrow agreement substantially in the form attached hereto as Exhibit C.
“Escrow Amount” means $5,375,000.
“Estimated Per Share Cash Amount” means,
(a)     with respect to each Outstanding Common Share, an amount equal to (i) one Outstanding Common Share, multiplied by (ii) the difference of (I) the amount equal to the quotient of (A) the sum of (1) the Estimated Cash Merger Consideration, plus (2) the product of (x) the Aggregate Exercise Price and (y) the Consideration Ratio, divided by (B) an amount equal to the product of (1) the Consideration Ratio and (2) the Fully Diluted Common Shares, minus (II) the Per Share Escrow Amount, minus (III) the Per Share Remaining Tax Benefit Amount;

(b)     with respect to each Option Share, an amount equal to (i) one Outstanding Common Share, multiplied by (ii) the amount equal to the difference of (I) the quotient of (A) the sum of (1) the Estimated Cash Merger Consideration, plus (2) the product of (x) the Aggregate Exercise Price and (y) the Consideration Ratio, divided by (B) an amount equal to the product of (x) the Consideration Ratio and (y) the Fully Diluted Common Shares, minus (II) the exercise price required to be paid by under the applicable Vested Company Stock Option to acquire one Option Share pursuant to such Vested Company Stock Option; provided, that if the foregoing calculation of this clause (b) results in a negative number, the Estimated Per Share Cash Amount under this clause (b) shall be deemed zero ($0) for purposes of this Agreement.
“Excess R&W Insurance Policy” means the Excess Buyer-Side Representations and Warranties Insurance Policy bound by the Excess R&W Insurer and effective on the date hereof and listed on Section 1.01(b) of the Parent Disclosure Letter, and as may be amended, modified or supplemented from time to time in accordance with this Agreement.
“Excess R&W Insurer” means Euclid Transactional, LLC, as the duly authorized underwriting representative of North American Capacity Insurance Company, Interstate Fire & Casualty Company and Aspen Specialty Insurance Company.
“Exchange Agent” means Computershare Shareholder Services, or such other Person reasonably acceptable to the Company and Parent.
“Financing Arranger” means (a) the entities (or any of their Affiliates) that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated by this Agreement, including the parties to the Debt Commitment Letter and any credit agreements entered into pursuant thereto or relating thereto and their respective successors and assigns and (b) any actual or prospective initial purchasers or underwriters (or any of their Affiliates) participating in the Market Financing in connection with the transactions contemplated by this Agreement.
“Financing Arranger Parties” means, collectively, the Financing Arrangers and each of their Affiliates, officers, directors, employees, partners (general and limited), members, shareholders, managers, controlling parties, investment advisors and representatives involved in the Debt Financing or any other debt financing contemplated in connection with the transactions contemplated by this Agreement, and each of their respective successors and assigns.
“Fraud” means an actual and intentional fraud with respect to the making of any representation or warranty in this Agreement or any Transaction Document.
“Fully Diluted Common Shares” means the sum of (a) all Outstanding Common Shares, plus (b) all Option Shares.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any transnational, domestic or foreign, federal, state, or local or other governmental (or quasi-governmental), regulatory or administrative authority,

department, court, agency, tribunal, arbiter, bureau, commission, board, council, body or official, including any political subdivision thereof.
“Governmental Authorization” means any approval, consent, license, permit, permission, ratification, waiver, Order or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Applicable Laws.
“Hazardous Material” means any pollutant, contaminant, chemical or waste that poses a risk to human health or the environment, or any other carcinogenic, mutagenic, ignitable, corrosive, reactive, petroleum based, infectious, toxic, radioactive or otherwise hazardous substance, waste or material (whether solid, liquid or gaseous) that in relevant form and concentration is regulated under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means with respect to any Person, as of any date, without duplication, (i) all obligations or Liabilities of such Person under any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, make-whole payments, expenses, indemnities, breakage costs and bank overdrafts owing thereunder as of the time of determination and excluding, for the avoidance of doubt, any accounts payable related to the ongoing operations of the business), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) any indebtedness secured, in whole or in part, by a Lien other than Permitted Liens on such Person’s assets or property, (iv) all obligations in respect of letters of credit and bankers’ acceptances (but in each case only to the extent drawn and not repaid), (v) all guarantees with respect to Liabilities of a type described in any of clauses (i) through (iv) above, (vi) all Liabilities or obligations under or pursuant to leases which in accordance with GAAP are required to be capitalized, (vii) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (viii) all obligations for the deferred purchase price of property, goods or services (excluding trade payables incurred in the ordinary course of business), and (ix) all fees, accrued and unpaid interest on and any prepayment premiums, penalties or similar contractual charges in respect of any of the foregoing.
“Indemnitees” means the following Persons: (i) Parent; (ii) Parent’s current and future Affiliates (including Merger Subsidiary and, following the Merger, the Surviving Corporation); (iii) the respective Representatives of the Persons referred to in clauses (i) and (ii) above; and (iv) the respective successors and assigns of the Persons referred to in clauses (i), (ii) and (iii) above; provided, however, that the Sellers shall not be deemed to be “Indemnitees.”
“Intellectual Property” means any or all of the following and all rights in: (i) all United States, international and foreign patents and applications therefor and all and statutory invention registrations, including reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof and reexaminations thereof, all patents which may issue on such applications and all rights therein provided by international treaties or conventions; (ii) all rights arising from inventions (whether or not patentable), trade secrets, know how, databases, business methods, technical data and customer lists, improvements, practices, algorithms, formulae, techniques, procedures, results, data, protocols, processes, models, designs, drawings, specifications, and other proprietary materials and information; (iii) all copyright applications and copyright registrations, including in computer software and database rights throughout the world, as well as mask works and mask work registrations, in all cases whether or not registered, and all rights therein provided by international treaties or conventions; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, trade dress, logos, trademarks and service marks (whether common law or under formal protection), domain name registrations, and all applications and registrations therefor throughout the world (collectively, “Trademarks”) and all goodwill associated with the foregoing, and all rights therein provided by international treaties or conventions, and all extensions and renewals of any of the foregoing.
“Knowledge” means: (i) with respect to the Company, the actual knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Letter; and (ii) with respect to Parent and Merger Subsidiary, means the actual knowledge of the individuals listed in Section 1.01(a) of the Parent Disclosure Letter.
“Leases” mean all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any of its Subsidiaries (i) uses, occupies, or otherwise holds any of the Leased Real Properties, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries, as applicable, thereunder, or (ii) leases, subleases, licenses or otherwise grants or conveys to any third party any use, occupancy or other interest in any Real Properties.
“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, assignment, security interest, encumbrance, hypothecations, options, rights of first refusal, rights of first offer or other restriction of any kind in respect of such property or asset.
“Lock-Up and Investment Representation Letter” means the lock-up and investment representation letter in the form attached hereto as Exhibit D.
“Losses” means losses, damages, Liabilities, judgments, interest, awards, penalties, fines or costs (including costs of investigation), including reasonable and documented attorneys’ fees; provided, however, that, except as provided below, “Losses” shall in no event include any punitive, exemplary, speculative or remote damages; provided, further, that any such excluded damages shall be deemed to be “Losses” solely to the extent such damages were required to be paid pursuant to a Third Party claim.
“Made Available” means: (i) with respect to the Company, such document or other item of information was included in the Electronic Data Room on the date that is three (3) Business Days prior to the date of this Agreement, and Parent’s Representatives had access to such document or other item at such time; and (ii) with respect to Parent, such document or other item of information was included in the Parent Electronic Data Room on the date that is three (3) Business Days prior to the date of this Agreement, or otherwise included as part of the Parent SEC Documents, and the Company’s Representatives had access to such document or other item at such time.
“Material Adverse Effect” means any result, event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (i) the condition (financial or otherwise), business, capitalization, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any event, occurrence, fact, condition or change arising out of, relating to or resulting from (A) changes in the financial, securities, credit or other capital markets in general or changes in general economic or regulatory, legislative or political conditions, (B) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate or to the industries to which the Company and its Subsidiaries sell their products, solutions and services, (C) geopolitical conditions, including any outbreak or escalation of hostilities, acts of war (whether or not declared), acts of armed hostility, sabotage, terrorism or national or international calamity (or material worsening of any such conditions) or other occurrences of instability in high risk locations, (D) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, quarantine restrictions, weather conditions or other natural or man-made disaster or other force majeure event, (E) changes in Applicable Law, Tax or GAAP or authoritative interpretation or enforcement thereof after the date hereof, (F) the failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, forecasts, guidance, estimates or predictions in respect of revenues, earnings or other financial or operating metrics or other matters before, on or after the date hereof, or changes or prospective changes in the market price or trading volume of the securities of the Company and its Subsidiaries or the credit rating of the Company and its Subsidiaries (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the identity of Parent, (H) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including (x) any loss or change in relationship with any customer, supplier, vendor, reseller, distributor, lender, employee, investor, venture partner or other business partner of the Company and its Subsidiaries in connection with the announcement, pendency or consummation of the transactions contemplated by this Agreement or (y) any other disruption to the business of the Company and its Subsidiaries (including any disruptions or termination of products or services by a supplier, vendor, supply chain, partner or distributor disruptions, or the failure to obtain customer orders or design wins) in connection with the announcement, pendency or consummation of the transactions contemplated by this Agreement, (I) any matter disclosed in the Company Disclosure Letter, as such matters are in existence as of the date hereof, (J) any pending, initiated or threatened transaction litigation of the type described in Section 8.05, (K) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or Merger Subsidiary and (L) compliance by the Company with the terms of, or the taking by the Company of any action required by, this Agreement, or the failure by the Company to take any action prohibited by this Agreement; except, in the case of clauses (A), (B), (C) or (E) immediately above, to the extent any such event, occurrence, fact, condition or change has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Documents on a timely basis.
“Nasdaq” means the Nasdaq Global Select Market, but if the Nasdaq Global Select Market is not then the principal U.S. trading market for the Parent Common Stock, as applicable, then “Nasdaq” shall be deemed to mean the principal U.S. national securities exchange registered under the 1934 Act on which the Parent Common Stock, as applicable, is then traded.
“Net Working Capital” means, subject to the following sentence, the current assets of the Company and its Subsidiaries specifically identified on Exhibit E, minus the current liabilities of the Company and its Subsidiaries specifically identified on Exhibit E, all as determined in accordance with the Accounting Standards. Notwithstanding anything herein to the contrary, in no event shall “Net Working Capital” include any amounts with respect to Closing Cash, Closing Indebtedness, Closing Seller Expenses, the Change of Control Payments Amount, Sellers’ Portion of Consent Solicitation Fees and Expenses Amount, Sellers’ Portion of R&W Insurance Costs and Expenses Amount, the Transaction Tax Benefit or any deferred Tax asset or deferred Tax Liability.
“Net Working Capital Target” means $81,371,577.
“Non-Recourse Party” means, with respect to a party, any of such party’s former, current and future equityholders, controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).
“Option Shares” means the aggregate number of shares of Company Stock issuable upon exercise of the Vested Company Stock Options in accordance with the terms of such Vested Company Stock Options, as determined as of immediately prior to the Effective Time and set forth in the Merger Consideration Allocation Schedule.
“Orders” means any judgment, order, writ, assessment, injunction, ruling or decree of a Governmental Authority of competent jurisdiction.
“Organizational Documents” means with respect to any Person, the certificate or articles of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement, the limited liability company agreement, the operating agreement or the trust agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the jurisdiction of incorporation, organization or formation of such Person and which establish the legal personality of such Person, in each case, as amended.
“Outstanding Common Shares” means the aggregate number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Company Stock held in the treasury of the Company, or owned by Parent or Merger Subsidiary, in each case, if any), as set forth in the Merger Consideration Allocation Schedule.

“Parent Board” means the Board of Directors of Parent.
“Parent Common Stock” means the common stock of Parent, no par value.
“Parent Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Parent and Merger Subsidiary to the Company.
“Parent Electronic Data Room” means that certain “Project Alliance” folder in the electronic data room run by iDeals Solution Group and maintained by Parent for purposes of the Merger and the other transactions contemplated by this Agreement.
“Parent Material Adverse Effect” means any result, event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (i) the condition (financial or otherwise), business, capitalization, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any event, occurrence, fact, condition or change arising out of, relating to or resulting from (A) changes in the financial, securities, credit or other capital markets in general or changes in general economic or regulatory, legislative or political conditions, (B) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate or to the industries to which Parent and its Subsidiaries sell their products, solutions and services, (C) geopolitical conditions, including any outbreak or escalation of hostilities, acts of war (whether or not declared), acts of armed hostility, sabotage, terrorism or national or international calamity (or material worsening of any such conditions) or other occurrences of instability in high risk locations, (D) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, quarantine restrictions, weather conditions or other natural or man-made disaster or other force majeure event, (E) changes in Applicable Law, Tax or GAAP or authoritative interpretation or enforcement thereof after the date hereof, (F) the failure, in and of itself, of Parent and its Subsidiaries to meet any internal or published projections, forecasts, guidance, estimates or predictions in respect of revenues, earnings or other financial or operating metrics or other matters before, on or after the date hereof, or changes or prospective changes in the market price or trading volume of the securities of Parent and its Subsidiaries or the credit rating of Parent and its Subsidiaries (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the identity of the Company, (H) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including (x) any loss or change in relationship with any customer, supplier, vendor, reseller, distributor, lender, employee, investor, venture partner or other business partner of Parent and its Subsidiaries in connection with the announcement, pendency or consummation of the transactions contemplated by this Agreement or (y) any other disruption to the business of Parent and its Subsidiaries (including any disruptions or termination of products or services by a supplier, vendor, supply chain, partner or distributor disruptions, or the failure to obtain customer orders or design wins) in connection with the announcement, pendency or consummation of the transactions contemplated by this Agreement, (I) any matter disclosed in the Parent Disclosure Letter, as such matters are in existence as of the date hereof, (J) any pending, initiated or threatened transaction litigation, (K) any action taken by Parent, Merger Subsidiary or any of their respective Subsidiaries at the written request, or with the written consent, of the Company or Stockholder Representative and (L) compliance by Parent or Merger Subsidiary with the terms of, or the taking by Parent of any action required by, this Agreement, or the failure by Parent or Merger Subsidiary to take any action prohibited by this Agreement; except, in the case of clauses (A), (B), (C) or (E) immediately above, to the extent any such event, occurrence, fact, condition or change has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Parent and its Subsidiaries operate or (ii) Parent’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Documents on a timely basis.
“Parent Specified Representations” means: (i) the representations and warranties set forth in Sections 5.01(a) (Organization and Good Standing), 5.02 (Corporate Authorization), 5.04(a)(i) (Non-Contravention), 5.05 (Capitalization) and 5.10 (Brokers); and (ii) the representations and warranties set forth in the certificate referenced in Section 9.03(a), to the extent such representations and warranties relate to any matters addressed in any of the representations and warranties specified in clause (i) of this sentence.
“Parent Stock Price” means $96.05, the average closing price of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending on the trading day immediately preceding (and for the avoidance of doubt, not including) the date hereof.
“Per Share Cash Amount” means,
(a)    with respect to each Outstanding Common Share, an amount equal to (i) one Outstanding Common Share, multiplied by (ii) the difference of: (I) the amount equal to the quotient of (A) the sum of (1) the Cash Merger Consideration, plus (2) the product of (x) the Aggregate Exercise Price and (y) the Consideration Ratio, divided by (B) an amount equal to the product of (1) the Consideration Ratio and (2) the Fully Diluted Common Shares; (II) minus, the Per Share Escrow Amount; minus (III) the Per Share Remaining Tax Benefit Amount; and
(b)    with respect to each Option Share, an amount equal to (i) one Option Share, multiplied by (ii) the amount equal to the difference of (I) the quotient of (A) the sum of (1) the Cash Merger Consideration, plus (2) the product of (x) the Aggregate Exercise Price and (y) the Consideration Ratio, divided by (B) an amount equal to the product of (x) the Consideration Ratio and (y) the Fully Diluted Common Shares, minus (II) the exercise price required to be paid by under the applicable Vested Company Stock Option to acquire one Option Share pursuant to such Vested Company Stock Option; provided, that if the foregoing calculation of this clause (b) results in a negative number, the Per Share Cash Amount under this clause (b) shall be deemed zero ($0) for purposes of this Agreement.
“Per Share Escrow Amount” means, with respect to each Outstanding Common Share, an amount equal to (i) one Outstanding Common Share, multiplied by (ii) the quotient of (a) the Escrow Funds (if any), divided by (b) the Outstanding Common Shares.
“Per Share Merger Consideration” means, with respect to each Outstanding Common Share, the (i) the Per Share Cash Amount and the Per Share Contingent Amount, or (ii) the Per Share Stock Amount and the Per Share Contingent Amount, as applicable.

“Per Share Remaining Tax Benefit Amount” means, with respect to each Outstanding Common Share, an amount equal to (i) one Outstanding Common Share, multiplied by (ii) the quotient of (a) the Remaining Tax Benefit Amount (if any), divided by (b) the Outstanding Shares.
“Per Share Stock Amount” means, with respect to each Outstanding Common Share, the number of shares of Parent Common Stock equal to the product of (i) one share of Parent Common Stock, multiplied by (ii) the difference of: (a) the quotient of (I) the quotient of (A) the sum of (1) the product of (x) the Stock Consideration and (y) the Parent Stock Price, plus (2) the product of (x) the Aggregate Exercise Price and (y) one minus the Consideration Ratio, divided by (B) the product of (x) the Fully Diluted Common Shares and (y) one minus the Consideration Ratio, divided by (II) the Parent Stock Price; minus (b) the quotient of (I) the Per Share Escrow Amount, divided by (II) the Parent Stock Price; minus (c) the quotient of (I) the Per Share Remaining Tax Benefit Amount, divided by (II) the Parent Stock Price.
“Permits” means all approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Authorities.
“Permitted Liens” means (i) Liens for Taxes that are not yet due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings (provided appropriate and adequate reserves required pursuant to GAAP have been made in respect thereof), (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business (other than to the extent the same give rise to a default or breach of any Lease or other Material Contract), (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, government Contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, but excluding any violations of the same arising with respect to the period prior to the Effective Time, (v) Liens the existence of which are disclosed in the notes to the Financial Statements, in the case of the Company or any of its Subsidiaries, or in the notes to the consolidated financial statements of Parent Made Available to the Company, in the case of Parent or any of its Subsidiaries, (vi) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which (A) in the case of the Company, the Company or any of its Subsidiaries has easement rights or on any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto or (B) in the case of Parent, Parent or any of its Subsidiaries has easement rights or on any property leased by Parent or any of its Subsidiaries and subordination or similar agreements relating thereto, (vii) licenses granted under Intellectual Property and (viii) Liens (other than Liens securing Indebtedness), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters, and matters discoverable by a current survey, that individually or in the aggregate, do not materially impair the continued ownership, use or operation of the assets to which they relate.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Primary R&W Insurance Policy” means the Primary Buyer-Side Representations and Warranties Insurance Policy bound by the Primary R&W Insurer and effective on the date hereof and listed on Section 1.01(b) of the Parent Disclosure Letter, and as may be amended, modified or supplemented from time to time in accordance with this Agreement.
“Primary R&W Insurer” means QBE Specialty Insurance Company.
“Proceeding” means any action, suit, proceeding, arbitration, mediation, audit, hearing, inquiry, examination or investigation (in each case, whether civil, criminal, administrative, investigative, formal, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.
“Pro Rata Share” means, with respect to each Seller, a percentage obtained by dividing (a) the aggregate number of Outstanding Common Shares held by (together with the aggregate number of Option Shares attributed to) such Seller, by (b) the total number of Fully Diluted Common Shares.
“Refinancing Period” means the period (i) beginning on the earlier of (a) the time of the satisfaction or, to the extent permissible, waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), and (b) December 29, 2017, and (ii) ending on March 30, 2018.
“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal, escaping, leaching, or discharge into or through the environment, including the abandonment or discarding or barrels, containers and other closed receptacles containing any Hazardous Material.
“Remaining Tax Benefit Amount” means $7,730,923 of the Tax Benefit Amount.
“Representative” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives.
“R&W Insurers” means the Primary R&W Insurer and the Excess R&W Insurer.
“R&W Insurance Policy” means the Primary R&W Insurance Policy, together with the Excess R&W Insurance Policy.
“R&W Insurance Costs and Expenses Amount” means the aggregate amount of all costs and expenses incurred or paid by Parent to obtain and maintain the R&W Insurance Policy in accordance with the terms and conditions of this Agreement and the R&W Insurance Policy, including all applicable premiums, fees and Taxes.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.

“Sellers” means the holders of Company Stock and the holders of Vested Company Stock Options, as of immediately prior to the Effective Time.
“Seller Expenses” means, without duplication, all of the fees, expenses, costs, charges, payments and other obligations that are incurred by or on behalf of the Company and its Subsidiaries in connection with the negotiation and execution of this Agreement and the other Transaction Documents, and the consummation of the transactions hereby, including, without limitation, the fees and expenses of the Company’s and its Subsidiaries’ respective attorneys and other Representatives related thereto, and the Aggregate Tail Premium. For the avoidance of doubt, Seller Expenses shall not include the Change of Control Payments Amount, Sellers’ Portion of Consent Solicitation Fees and Expenses Amount or Sellers’ Portion of R&W Insurance Costs and Expenses Amount.
“Sellers’ Portion of Consent Solicitation Fees and Expenses Amount” means an amount equal to fifty percent (50%) of the Consent Solicitation Fees and Expenses Amount, but only to the extent such amount of the Consent and Solicitation Fees and Expenses Amount remains unpaid by the Company as of immediately prior to Closing. For the avoidance of doubt, “Sellers’ Portion of Consent Solicitation Fees and Expenses Amount” shall not include any “backstop” or similar amount in connection with the Consent Solicitation.
“Sellers’ Portion of R&W Insurance Costs and Expenses Amount” means an amount equal to fifty percent (50%) of the R&W Insurance Costs and Expenses Amount, but only to the extent such amount of the R&W Insurance Costs and Expenses Amount remains unpaid by the Company as of immediately prior to Closing.
“Senior Notes” means those certain 6½% Senior Secured Second Lien Notes due 2023 issued by the Company pursuant the Senior Notes Indenture.
“Senior Notes Indenture” means that certain 6½% Senior Secured Second Lien Notes Due 2023 Indenture, dated as of March 16, 2015, by and among the Company, Wells Fargo Bank, National Association, as trustee and collateral agent, and the guarantors from time to time party thereto.
“Shareholders Agreement” means the shareholders agreement in the form attached hereto as Exhibit F.
“Shareholders Agreement Joinder” means a joinder to the Shareholders Agreement in the form attached to the Shareholders Agreement as Annex II.
“Simon Shareholders” means, collectively, Ronald M. Simon, The Ronald M. Simon Declaration of Trust and The Simon Foundation for Education and Housing, together with each of their respective agents, trustees, beneficiaries, spouses, heirs, estates, executors, successors and assigns.
“Specified Shareholders” means each of Ronald M. Simon, Alexander G. Calabrese, The Ronald M. Simon Declaration of Trust, The Simon Foundation for Education and Housing and the Calabrese Family Trust u/a/d June 24, 2010.

“Stock Consideration” means 1,457,574 shares of Parent Common Stock.
“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other governing body of such entity performing similar functions are at the time beneficially owned, or the management of which is, directly or indirectly, controlled, by such Person.
“Surrender and Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that is three (3) Business Days prior to the anticipated Closing Date.
“Tax” means any tax or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax.
“Tax Benefit Amount” means $15,461,847, which amount equates to the value assigned by the parties to the Transaction Tax Benefit.
“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.
“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition or collection of any Tax.
“Third Party” means any Person or group, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates, in the case of the Company, or other than the Company or any of its Affiliates, in the case of Parent.
“Transaction Documents” means this Agreement and any other agreement or document executed and delivered in connection with this Agreement, including the Shareholders Agreement, the Escrow Agreement, the R&W Insurance Policy, the Lock-Up and Investment Representation Letters, the Letters of Transmittal, the Forms of Election and the Option Termination Agreements.
“Transaction Tax Benefit” means the Tax deduction afforded to Parent, the Company and/or any of their Affiliates as a result of the payment of the Option Settlement Payments, the payment of the Closing Seller Expenses and the payment of Change of Control Payments Amount pursuant to this Agreement.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
(a)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	Section 2.03(b)(ii)(B)
Adjustment Basket	Section 2.03(b)(ii)(E)
Affiliate Agreement	Section 4.25
Aggregate Accrued Bonus Amount	Section 7.04(e)
Aggregate Cash Election Number	Section 2.09(a)(ii)(A)
Aggregate Non-Election Number	Section 2.09(a)(ii)(C)
Aggregate Tail Premium	Section 7.03(c)
Agreed Amount	Section 11.05(b)
Agreement	Preamble
Allocation Period	Section 2.09(a)(ii)
Alternative Debt Financing	Section 8.09(a)
Antitrust Laws	Section 4.03
Appraisal Shares	Section 2.04
Audited Financial Statements	Section 4.09(a)
Awarded Amount	Section 11.05(f)
Bonus Recipients	Section 7.04(e)
Cash Conversion Number	Section 2.09(a)(i)
Cash Election	Section 2.02(a)(i)
Cash Election Shares	Section 2.02(a)(i)
Cash Election Shortfall Number	Section 2.09(a)(ii)(C)
Cash Merger Consideration	Section 2.03(a)(x)
Cap	Section 11.03(a)
Claimed Amount	Section 11.05(a)
Closing	Section 2.01(b)
Closing Date	Section 2.01(b)
Closing Statement	Section 2.03(b)(ii)(A)
COBRA	Section 4.17(d)
Company	Preamble
Company Employees	Section 7.04(a)
Company Securities	Section 4.05(a)
Company Stock Option	Section 2.05(a)
Company Stockholder Approval	Section 4.02(a)
Company Stockholder Written Consent	Recitals
Company Subsidiary Securities	Section 4.05(b)
Consent Solicitation	Section 8.10(a)
Consent Solicitation Fees and Expenses Amount	Section 8.10(e)
Consent Solicitation Statement	Section 8.10(a)

Term	Section
Contested Amount	Section 11.05(b)
Debt Commitment Letter	Section 5.11(a)
Debt Financing	Section 5.11(a)
Debt Payoff Recipients	Section 2.07(a)(ii)(A)
Debt Offer	Section 8.10(f)
Dispute Period	Section 11.05(b)
Disputed Line Items	Section 2.03(b)(ii)(B)
Effective Time	Section 2.01(c)
Election	Section 2.09(b)(ii)
Employee Benefit Plans	Section 4.17(a)
End Date	Section 10.01(b)(i)
ERISA Affiliate	Section 4.17(c)
Escrow Fund	Section 2.10
Escrow Termination Date	Section 2.10
Estimated Cash Merger Consideration	Section 2.03(b)(i)
Estimated Closing Cash	Section 2.03(b)(i)
Estimated Closing Date Balance Sheet	Section 2.03(b)(i)
Estimated Closing Indebtedness	Section 2.03(b)(i)
Estimated Closing Net Working Capital	Section 2.03(b)(i)
Estimated Closing Seller Expenses	Section 2.03(b)(i)
Estimated Closing Statement	Section 2.03(b)(i)
Exchange Fund	Section 2.09(c)
Existing Bonus Plans	Section 7.04(e)
Financial Statements	Section 4.09(a)
Financing	Section 8.09(b)
Financing Expenses	Section 8.09(b)
Foreign Antitrust Laws	Section 4.03
Foreign Plan	Section 4.17(h)
Form of Election	Section 2.09(b)(i)
General Representation Survival Time	Section 11.01(a)
Holder	Section 2.09(b)
Indemnified Person	Section 7.03(a)
Insurance Policies	Section 4.13
Interim Financial Statements	Section 4.09(a)
Internal Controls	Section 5.08(g)
IRS	Section 4.17(b)
Landlord Consents	Section 4.11(b)
Landlord Estoppel	Section 6.04(a)
Latest Balance Sheet	Section 4.09(a)
Leased Personal Property	Section 4.22

Term	Section
Leased Real Properties	Section 4.11(a)
Letter of Transmittal	Section 2.09(d)(i)(A)
Marketing Financing	Section 8.09(b)
Material Contracts	Section 4.12(a)
Material Customers	Section 4.21(a)
Material Suppliers	Section 4.21(a)
Material Unregistered Intellectual Property	Section 4.15(a)
Maximum Tail Premium	Section 7.03(c)
Merger	Recitals
Merger Consideration	Section 2.03(a)
Merger Consideration Allocation Schedule	Section 2.07(b)
Merger Subsidiary	Preamble
MOL	Section 6.04(a)
New Certificates	Section 2.08
Non-Election Shares	Section 2.02(a)(iii)
Notice of Claim	Section 11.05(a)
Notice of Disagreement	Section 2.03(b)(ii)(B)
Old Certificates	Section 2.08
Option Settlement Payments	Section 2.05(a)
Option Surrender Forms	Section 2.09(d)(i)(C)
Option Termination Agreement	Section 8.08(b)(i)
Other Seller Payments	Section 2.06
Owned Intellectual Property	Section 4.15(b)
Owned Personal Property	Section 4.22
Owned Real Properties	Section 4.11(a)
Parent	Preamble
Parent Related Party	Section 10.03(b)(ii)
Parent SEC Documents	Section 5.08(c)
Parent Securities	Section 5.05(a)
Parent Stock Issuance	Recitals
Parent Subsidiary Securities	Section 5.05(b)
Parent Termination Fee	Section 10.03(a)
Per Share Contingent Amount	Section 2.02(a)(i)
Personal Property	Section 4.22
Real Property	Section 4.11(a)
Registered Intellectual Property	Section 4.15(a)
Response Notice	Section 11.05(b)
Restraints	Section 9.01(a)
Required Information	Section 8.09(b)
Rule 144	Section 7.06(a)

Term	Section
Shortfall Amount	Section 2.03(b)(ii)(E)
Simon Stock Consideration Limitation	Section 2.09(a)(i)
Solvent	Section 5.12
Stipulated Amount	Section 11.05(e)
Stock Election	Section 2.02(a)(ii)
Stock Election Shares	Section 2.02(a)(ii)
Stockholder Representative	Section 13.01
Supplemental Indenture	Section 8.10(c)
Surplus Amount	Section 2.03(b)(ii)(E)
Surviving Corporation	Section 2.01(a)
Takeover Laws	Section 4.30
Threshold Amount	Section 11.03(a)
Trustee	Section 8.10(c)
Unaccredited Stockholders	Section 2.02(e)
Vested Company Stock Option	Section 2.05(a)
Waiver	Section 8.10(a)

Section 1.02    Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents, and the article and section and other titles, headings and captions herein, are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute or law shall be deemed to refer to such statute or law as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that

Person. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to the date set forth in the preamble of this Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; and, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which Los Angeles, California is located. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.
ARTICLE II
THE MERGER
Section 2.01    The Merger.
(a)    On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Subsidiary shall be merged with and into the Company in the Merger, whereupon, the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving entity in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned subsidiary of Parent.
(b)    Subject to the satisfaction or, to the extent permissible, waiver of the conditions set forth in Article IX, the closing of the Merger (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, 400 South Hope Street, Los Angeles California 90071 at 6:00 a.m. Los Angeles, California time, on December 29, 2017, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree consistent with the DGCL (the date on which the Closing occurs, the “Closing Date”); provided, that, all of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) shall have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided, further, however, that the parties may attend and conduct the Closing (including the exchange of documents and signatures) by means of remote communication and shall not be required to personally attend; provided, further, however, that, if the Waiver has not been obtained and the Supplemental Indenture has been not been executed by the earlier of (x) the time of satisfaction or, to the extent permissible, waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) and (y) December 29, 2017, then the Closing shall occur on a Business Day during the Refinancing

Period specified by Parent on no less than five (5) Business Days’ notice to the Company (subject to the satisfaction or waiver (by the party entitled to grant such waiver) of all conditions set forth in Article IX for the Closing as of the date determined pursuant to this proviso).
(c)    At the Closing, the Company and Merger Subsidiary shall file the Certificate of Merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be specified in the Certificate of Merger).
(d)    From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.
Section 2.02    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:
(a)    Company Stock. Subject to Sections 2.04 and 2.09, each Outstanding Common Share shall be cancelled, extinguished and automatically converted into the right to receive the following:
(i)    For each Outstanding Common Share with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.09(b) (collectively, “Cash Election Shares”), (x) an amount in cash equal to the Per Share Cash Amount and (y) an amount in cash equal to the sum of (A) the Per Share Escrow Amount when, if and as and to the extent payable in accordance with this Agreement and the Escrow Agreement, plus (B) the Per Share Remaining Tax Benefit Amount when, if and as and to the extent payable in accordance with this Agreement (the amount of cash determined to be payable pursuant to clause (y) immediately above, if any, being the “Per Share Contingent Amount”);
(ii)    For each Outstanding Common Share with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.09(b) (collectively, the “Stock Election Shares”), (A) a number of shares of Parent Common Stock equal to the Per Share Stock Amount, and (B) an amount in cash equal to the Per Share Contingent Amount; and
(iii)    For each Outstanding Common Share that is not a Cash Election Share or a Stock Election Share (collectively, the “Non-Election Shares”), the right to receive (A) such Per Share Cash Amount or Per Share Stock Amount, as is determined in accordance with Section 2.09(a), and (B) an amount in cash equal to the Per Share Contingent Amount.
(b)    Excluded Shares. Each share of Company Stock held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be exchanged with respect thereto.

(c)    Merger Subsidiary Capital Stock. Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation, all such shares to be held solely by Parent.
(d)    Escrow Amount. Notwithstanding any terms of this Article II to the contrary, Parent shall withhold the Escrow Amount from that portion of the Merger Consideration payable pursuant to this Section 2.02, Section 2.03 and Section 2.05 at the Closing, in accordance with the Pro Rata Shares of the Sellers, for deposit into the Escrow Account in accordance with Section 2.10. Amounts payable to holders of Outstanding Common Shares as a result of the Merger as provided in this Section 2.02 shall be estimated and paid as, when and to the extent provided in this Article II. Such amounts shall be subject to reduction to reflect the funding of the Escrow Account (and, potentially, the release of Escrow Funds), and any applicable Tax withholding amount.
(e)    Unaccredited Stockholder. Notwithstanding anything to the contrary in this Agreement, in the event that Parent reasonably believes that one or more holders of Company Stock are not Accredited Stockholders or otherwise does not timely submit a duly executed Lock-Up and Investment Representation Letter pursuant to and in accordance with Section 2.09 (any such holder, an “Unaccredited Stockholder”), Parent may, in its sole discretion, elect to pay the Per Share Stock Amount with respect to a Stock Election made by such Unaccredited Stockholder solely in cash to such Unaccredited Stockholder. Any such election by Parent to pay cash (instead of the Per Share Stock Amount) to an Unaccredited Stockholder with respect to a Stock Election shall not change the overall aggregate amount of the Per Share Cash Amount, the Per Share Stock Amount, the Cash Merger Consideration or the Stock Consideration as provided in this Article II, but shall result in the appropriate proportionate reduction of the Per Share Cash Amount and the appropriate proportionate increase in the Per Share Stock Amount being paid to the Accredited Stockholders in the aggregate so that the total amount of the Per Share Cash Amount and the Per Share Stock Amount paid to all Sellers in the aggregate does not exceed the Cash Merger Consideration and the Stock Consideration.
Section 2.03    Merger Consideration.
(a)    Merger Consideration. The aggregate merger consideration to be paid hereunder in respect of all Company Stock and all Vested Company Stock Options (the “Merger Consideration”) shall be equal to:
(i)    $935,000,000,
(ii)    plus, the Closing Cash, if any,
(iii)    plus, the Tax Benefit Amount,
(iv)    plus, the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital,

(v)    minus, the amount, if any, by which the Target Net Working Capital exceeds the Net Working Capital,
(vi)    minus, the Closing Indebtedness,
(vii)    minus, the Closing Seller Expenses,
(viii)    minus, Sellers’ Portion of Consent Solicitation Fees and Expenses Amount,
(ix)    minus, Sellers’ Portion of R&W Insurance Costs and Expenses Amount,
(x)    minus, the Change of Control Payments Amount (the amount represented by (i) through (x) above, the “Cash Merger Consideration”), and
(xi)    plus, the Stock Consideration.
The Cash Merger Consideration shall be estimated and finally determined pursuant to Section 2.03(b). The Merger Consideration shall be paid as and when described herein. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, in no event shall the aggregate consideration paid or payable in respect of all Company Stock and Vested Company Stock Options exceed the Merger Consideration.
(b)    Determination of Cash Merger Consideration. The Cash Merger Consideration shall be estimated and finally determined as follows:
(i)    Closing Date Estimates. No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent (A) a consolidated balance sheet of the Company as of the Closing Date (the “Estimated Closing Date Balance Sheet”), and (B) a written statement (the “Estimated Closing Statement”) setting forth the Company’s good faith determination, on the basis of the Estimated Closing Date Balance Sheet, of (1) the estimated Closing Cash (the “Estimated Closing Cash”), together with calculations and backup information supporting such estimate, (2) the estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital”), together with calculations and backup information supporting such estimate, (3) the estimated Closing Indebtedness (the “Estimated Closing Indebtedness”), together with calculations and backup information supporting such estimate, (4) the estimated Closing Seller Expenses (the “Estimated Closing Seller Expenses”), together with calculations and backup information supporting such estimate, and (5) the estimated Cash Merger Consideration based on such estimated amounts (the “Estimated Cash Merger Consideration”). To the extent the Estimated Closing Cash exceeds the Closing Cash Target in the aggregate, then, immediately prior to Closing, the Company shall: (x) distribute to the holders of Company Stock an amount equal to such excess, so that the Estimated Closing Cash is reduced to an amount equal to the Closing Cash Target in the aggregate; and (y) provide, or cause to be provided to, Parent evidence of such distribution (in form and substance reasonably satisfactory to Parent). The Estimated Closing Cash, as reduced in accordance with the foregoing sentence, shall be the basis for the calculation of the Cash Merger Consideration pursuant to this Section 2.03(b).
(ii)    Post-Closing Adjustment.
(A)    Parent shall prepare or cause to be prepared and, as soon as reasonably practical, but in no event later than seventy five (75) days after the Closing Date, shall deliver or cause to be delivered to the Stockholder Representative, (1) the Closing Date Balance Sheet and (2) a written statement (the “Closing Statement”) setting forth Parent’s good faith determination, on the basis of the Closing Date Balance Sheet, of the actual amount of the Closing Cash, together with calculations and backup information supporting such determination, the Closing Net Working Capital, together with calculations and backup information supporting such determination, the Closing Indebtedness, together with calculations and backup information supporting such determination, the Closing Seller Expenses, together with calculations and backup information supporting such determination, and the Shortfall Amount or the Surplus Amount, as applicable, together with a calculation of the Cash Merger Consideration based on such amounts. Parent shall, and shall cause the Surviving Corporation and its auditors and Representatives to, make available to the Stockholder Representative and its auditors all records and work papers used in preparing the Closing Date Balance Sheet and the Closing Statement.
(B)    If the Stockholder Representative disagrees in whole or in part with the Closing Statement, then, within thirty (30) days after its receipt of the Closing Statement, the Stockholder Representative shall notify Parent of such disagreement in writing (the “Notice of Disagreement”), setting forth in reasonable detail the particulars of any such disagreement. Any Notice of Disagreement shall include a copy of the Closing Statement marked to indicate the specific line items of the Closing Statement that are in dispute (the “Disputed Line Items”) and shall be accompanied by a description in reasonable detail of the items contained in the Closing Statement that are in dispute and the Stockholder Representative’s calculation of each of the Disputed Line Items and the Stockholder Representative’s revised Closing Statement setting forth its determination of the Closing Cash, the Closing Net Working Capital, the Closing Indebtedness, the Closing Seller Expenses and the Shortfall Amount or the Surplus Amount, as applicable, and any component thereof. All items that are not Disputed Line Items shall be final, binding and conclusive for all purposes hereunder unless the resolution of a Disputed Line Item affects an undisputed item, in which case such undisputed item shall remain open and be considered a Disputed Line Item to the extent of such corresponding effect. In the event that the Stockholder Representative does not provide a Notice of Disagreement within such thirty (30)-day period, the Stockholder Representative shall be deemed to have accepted in full the Closing Statement as prepared by Parent, and such Closing Statement shall become final, binding and conclusive for all purposes hereunder as of 5:00 p.m. Los Angeles time on such thirtieth (30th) day. In the event any Notice of Disagreement is timely provided, Parent and the Stockholder Representative shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any Disputed Line Items. During such thirty (30)-day period, Parent and the Stockholder Representative shall cooperate with each other and shall have reasonable access to the books and records, working papers, schedules and calculations of the other used in the preparation of the Closing Date Balance Sheet, the Closing Statement and the Notice of Disagreement and the determination of the Closing Cash, the Closing Net Working Capital, the Closing Indebtedness, the Closing Seller Expenses and the Shortfall Amount or the Surplus Amount, as applicable, and Disputed Line Items and the officers and other employees of the other party, in each case, to the extent reasonably necessary or appropriate in connection with the resolution of the Disputed Line Items. All Disputed Line Items agreed to during such thirty (30)-day period shall be final, conclusive and binding on the parties hereto and not subject to further appeal. If, at the end of such thirty (30)-day period, Parent and the Stockholder Representative are unable to resolve all such Disputed Line Items, then any such remaining Disputed Line Items shall be referred to a nationally recognized independent accounting firm mutually and reasonably acceptable to Parent and the Stockholder Representative (the “Accounting Firm”). Parent and the Stockholder Representative will enter into reasonable and customary arrangements for the services to be rendered by the Accounting Firm under this Section 2.03(b)(ii)(B), such services to be provided in the Accounting Firm’s capacity as an accounting expert and not an arbitrator. The Accounting Firm shall be directed to determine as promptly as reasonably practicable whether the Closing Cash, the Closing Net Working Capital, the Closing Indebtedness, the Closing Seller Expenses and/or the Shortfall Amount or the Surplus Amount, as applicable, as set forth in the Closing Statement requires adjustment. The Accounting Firm shall be instructed that, in making such determination, it may not assign a value greater than the greatest value for such item claimed by either party hereto or smaller than the smallest value for such item claimed by either party hereto, and that the Accounting Firm is only to consider matters still in dispute between Parent and the Stockholder Representative. Parent, the Surviving Corporation and the Stockholder Representative shall each furnish to the Accounting Firm such work papers and other documents and information relating to the Disputed Line Items, and shall provide interviews and answer questions, as such Accounting Firm may reasonably request. The determination of the Accounting Firm shall be final, conclusive and binding on the parties hereto and shall be based solely on the terms of this Agreement) and the written submissions by Parent and the Stockholder Representative and not by independent review.
(C)    The costs and expenses for the services of the Accounting Firm shall be borne by the Surviving Corporation, on the one hand, and the Stockholder Representative (on behalf of the Sellers), on the other hand, in inverse relation to their success with respect to any disputes submitted to the Accounting

Firm for resolution. Subject to the foregoing sentence, each party shall be responsible for its own fees and expenses incurred in connection with this Section 2.03(b).
(D)    After the Closing Cash, the Closing Net Working Capital, the Closing Indebtedness and the Closing Seller Expenses have been finally determined in accordance with this Section 2.03(b)(ii), the Cash Merger Consideration shall be adjusted as follows:
(1)    If the Closing Cash is less than the Estimated Closing Cash, the Cash Merger Consideration shall be decreased by an amount equal to the amount by which the Estimated Closing Cash exceeds the Closing Cash. If the Closing Cash exceeds the Estimated Closing Cash, the Cash Merger Consideration shall be increased by an amount equal to the amount by which the Closing Cash exceeds the Estimated Closing Cash.
(2)    If the Closing Net Working Capital exceeds the Estimated Closing Net Working Capital, the Cash Merger Consideration shall be increased by an amount equal to the amount by which the Closing Net Working Capital exceeds the Estimated Closing Net Working Capital. If the Closing Net Working Capital is less than the Estimated Closing Net Working Capital, the Cash Merger Consideration shall be decreased by an amount equal to the amount by which the Estimated Closing Net Working Capital exceeds the Closing Net Working Capital.
(3)    If the Closing Indebtedness is less than the Estimated Closing Indebtedness, the Cash Merger Consideration shall be increased by an amount equal to the amount by which the Closing Indebtedness exceeds the Estimated Closing Indebtedness. If the Closing Indebtedness exceeds the Estimated Closing Indebtedness, the Cash Merger Consideration shall be decreased by an amount equal to the amount by which the Closing Indebtedness exceeds the Estimated Closing Indebtedness.
(4)    If the Closing Seller Expenses are less than the Estimated Closing Seller Expenses, the Cash Merger Consideration shall be increased by an amount equal to the amount by which the Closing Seller Expenses exceeds the Estimated Closing Seller Expenses. If the Closing Seller Expenses exceed the Estimated Closing Seller Expenses, the Cash Merger Consideration shall be decreased by an amount equal to the amount by which the Closing Seller Expenses exceeds the Estimated Closing Seller Expenses.
(E)    The Parties shall aggregate and net any adjustments to the Cash Merger Consideration pursuant to Sections 2.03(b)(ii)(D)(1), (2), (3), and (4) and make payment as follows:

(1)    if such adjustments result in an aggregate increase of the Cash Merger Consideration (the amount of such increase, the “Shortfall Amount”), then the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay an amount in cash equal to such the Shortfall Amount to the Exchange Agent or Surviving Corporation, as applicable (for further distribution to the Sellers on a pro rata basis based on their respective Pro Rata Shares in accordance with Section 2.06); or
(2)    if such adjustments result in an aggregate decrease of the Cash Merger Consideration (the amount of such decrease, the “Surplus Amount”), then an amount equal to the Surplus Amount shall be deducted from the Remaining Tax Benefit Amount payable by Parent pursuant to Section 12.03, provided, that, to the extent the Surplus Amount exceeds the Remaining Tax Benefit Amount, each of the Sellers, on a several, but not joint basis, shall pay to the Surviving Corporation an amount equal to such Seller’s Pro Rata Share of such excess amount;
provided, however, that, notwithstanding the foregoing, in no event shall the Surviving Corporation be required to pay the Shortfall Amount, if payable, and in no event shall the Surplus Amount be deducted from the Remaining Tax Benefit Amount, if deductible, or the Sellers be required to pay their respective Pro Rata Share of the Surplus Amount, if payable, if in either case the Shortfall Amount or the Surplus Amount, as applicable, is less than $1,000,000 (the “Adjustment Basket”), but if the Shortfall Amount or the Surplus Amount, as applicable, is greater than the Adjustment Basket, then, in the case of the Shortfall Amount, the Surviving Corporation shall have to pay the entire amount of such adjustment from dollar one and, in the case of the Shortfall Amount, the entire amount of the such adjustment from dollar one shall have to be deducted from Remaining Tax Benefit Amount and, as applicable, paid by the Sellers (based on their Pro Rata Share).
(F)    Any amount payable pursuant to Section 2.03(b)(ii)(E)(1) or (2) shall be paid within five (5) Business Days after the final determination of the Cash Merger Consideration in accordance with this Section 2.03(b) by wire transfer of immediately available funds, to the account designated in writing by the recipient thereof, equal to the Shortfall Amount or the Surplus Amount, as applicable.
(G)    Payments pursuant to this Section 2.03(b)(ii) shall be treated for all purposes as adjustments to the Cash Merger Consideration.
(c)    Accounting Procedures. The Estimated Closing Date Balance Sheet, the Estimated Closing Statement, the Estimated Closing Cash, the Estimated Net Working Capital, the Estimated Closing Indebtedness, the Estimated Closing Seller Expenses, the Closing Date Balance Sheet, the Closing Statement, the Closing Cash, the Closing Net Working Capital and the Closing Indebtedness, the Closing Seller Expenses and the determinations and calculations contained therein shall be prepared and calculated on a consolidated basis for the Company and its Subsidiaries in accordance with the same Accounting Standards applied in the preparation of the Financial Statements.
Section 2.04    Appraisal Shares. Notwithstanding Section 2.02, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock canceled in accordance with Section 2.02(b)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights in respect of such shares in accordance with the DGCL (such shares being referred to collectively as the “Appraisal Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead the holders thereof shall be entitled to payment of the appraised value of such shares in accordance with the DGCL; provided that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to the DGCL, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the same type of Merger Consideration as was payable in respect of an equivalent number of Non-Election Shares in accordance with Section 2.02(a) and the other provisions of this Article II, without interest thereon, upon surrender of such Old Certificate formerly representing such shares. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands under the DGCL consistent with the obligations of the Company thereunder. Except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not voluntarily make any payment with respect to, or voluntarily offer to settle or settle, any such demands.
Section 2.05    Company Equity Awards.
(a)    At the Effective Time, each option to purchase shares of Company Stock that is then outstanding (a “Company Stock Option”), to the extent such Company Stock Option is then vested or will or would otherwise (but for the consummation of the Merger) vest by February 28, 2018 (a “Vested Company Stock Option”) shall, without any further action on the part of any holder thereof, be cancelled and the holder thereof shall be entitled to receive a cash payment (subject to adjustment as set forth in Section 2.03(b) and Section 2.06) equal to the product of (x) the total number of Option Shares subject to such Vested Company Stock Option, and (y) the Estimated Per Share Cash Amount (with the aggregate amount of such payment rounded to the nearest whole cent) (the “Option Settlement Payments”). Notwithstanding the foregoing, each Vested Company Stock Option with respect to which the corresponding Estimated Per Share Cash Amount is equal to (or deemed equal to) zero ($0) shall automatically be cancelled and cease to exist at the Effective Time, and no consideration shall be exchanged with respect thereto.
(b)    Each Company Stock Option that is not a Vested Company Stock Option immediately prior to the Effective Time shall automatically be cancelled and cease to exist, and no consideration shall be exchanged with respect thereto.

(c)    All Option Settlement Payments to be paid to a holder of Vested Company Stock Options pursuant to Section 2.05(a) shall be:
(i)    subject to Section 2.07(c), paid by the Exchange Agent, on behalf of the Surviving Corporation, by check, direct deposit or wire transfer of immediately available funds, at the same time as Cash Merger Consideration is required to be paid to, or on behalf of, the holders of Outstanding Common Shares hereunder; and
(ii)    subject to and reduced by any applicable Tax withholding, which amount shall be withheld from the cash payable to such holder pursuant to Section 2.05(a), if and to the extent any.
(d)    Prior to the Effective Time, (i) the Company shall use reasonable best efforts to cause each holder of Company Stock Options who has not exercised such Company Stock Options to enter into an Option Termination Agreement terminating all of the Company Stock Options held by such person for the right to receive the payment described in Section 2.05(a), (ii) the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for the termination of all Company Stock Plans effective at the Effective Time and the other transactions contemplated by this Section 2.05, and (iii) the Company shall take or cause to be taken any other actions required under the terms of the Company Stock Plans, including, to the extent required, providing any advance notice to holders of Company Stock Options or obtaining individual exercise notices or other consents, in order to effect the transactions contemplated hereby.
(e)    The holders of Vested Company Stock Options shall have the right to enforce, and shall be beneficiaries with respect to, their individual Option Termination Agreements.
Section 2.06    Other Seller Payments. In order to facilitate the payment of any funds payable to the Sellers after the Closing Date pursuant to this Agreement (the “Other Seller Payments”), (a) the former holders’ of Outstanding Common Shares Pro Rata Shares of such funds shall be paid to the Exchange Agent for further distribution to the such holders on a pro rata basis (based on each such holder’s Pro Rata Share) and (b) the former holders’ of Vested Company Stock Options Pro Rata Shares of such funds shall, subject to Section 2.07(c), be paid (or retained, as applicable) to the Exchange Agent, on behalf of the Surviving Corporation, for further distribution (less applicable Tax withholding) to such holders on a pro rata basis (based on each such holder’s Pro Rata Share).
Section 2.07    Payments and Other Actions of Parent.
(a)    At Closing and subject to Section 2.07(b):
(i)    Parent will issue the number of shares of Parent Common Stock which comprises the Stock Consideration to the Exchange Agent for distribution to the holders of Outstanding Common Shares in accordance with Section 2.02.
(ii)    Parent will make the following payments:

(A)    to the accounts designated by the Debt Payoff Recipients prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the Estimated Closing Indebtedness (other than the Indebtedness owed with respect to the Senior Notes and the Employee Notes, respectively) owing to such Persons and identified in the Merger Consideration Allocation Schedule (the recipients of such monies, as identified in the Merger Consideration Allocation Schedule, being, collectively, the “Debt Payoff Recipients”), with the result that immediately following the Closing the Surviving Corporation will have no further Liabilities with respect to such Estimated Closing Indebtedness (other than the Indebtedness owed with respect to the Senior Notes and the Employee Notes, respectively);
(B)    to the accounts designated in writing by the Company prior to the Closing Date for the applicable service providers, by wire transfer of immediately available funds, an amount equal to the portion of the Estimated Closing Seller Expenses owing to such Persons and identified in the Merger Consideration Allocation Schedule;
(C)    to the accounts designated in writing by the Company prior to the Closing Date for the applicable Persons, by wire transfer of immediately available funds, an amount equal to the portion of the Change of Control Payments Amount owing to such Persons and identified in the Merger Consideration Allocation Schedule;
(D)    to the account designated by the Escrow Agent prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the Escrow Amount, to be held and disbursed by the Escrow Agent in accordance with this Agreement and the Escrow Agreement;
(E)    to the account designated by the Primary R&W Insurer prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the portion of the R&W Insurance Costs and Expenses Amount payable to the Primary R&W Insurer at Closing pursuant to the terms of the R&W Insurance Policy;
(F)    to the account designated by the Excess R&W Insurer prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the portion of the R&W Insurance Costs and Expenses Amount payable to the Excess R&W Insurer at Closing pursuant to the terms of the R&W Insurance Policy;
(G)    to the account or accounts designated by the holders of the Senior Notes or any solicitation agents, information agents or other agents in connection with the Consent Solicitation, as applicable, prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the portion of the Consent Solicitation Fees and Expenses Amount payable to such holders or agents, as applicable, at Closing pursuant to the terms of the Consent Solicitation;
(H)    to an account designated in writing by the Exchange Agent prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the sum of (1) Closing Cash Payment, plus (2) the amount of any cash payable in lieu of fractional shares which holders of Outstanding Common Shares have the right to receive in respect pursuant to Section 2.09 (which amount shall be distributed by the Exchange Agent to the holders of Outstanding Common Shares pursuant to Section 2.09 and in accordance with Section 2.02); and
(I)    subject to Section 2.07(c), to the Exchange Agent, on behalf of the Surviving Corporation, by wire transfer of immediately available funds, an amount equal to the aggregate amount of the Option Settlement Payments pursuant to Section 2.05 (which amount shall be net of all required withholding Taxes).
(b)    No later than three (3) Business Days prior to the Closing, the Company shall prepare and deliver to Parent a schedule (the “Merger Consideration Allocation Schedule”), which shall set forth a detailed breakdown of the foregoing payments and deposits and recipients thereof to be reviewed and approved by Parent prior to Closing (such approval not to be unreasonably withheld, conditioned or delayed). The Parties acknowledge and agree that each of Parent, Merger Subsidiary, the Company and the Exchange Agent can rely on the Merger Consideration Allocation Schedule as setting forth a true, complete and accurate listing of all amounts due to be paid by Parent, Merger Subsidiary, the Company and the Exchange Agent at Closing.
(c)    Notwithstanding anything herein to the contrary, Parent shall have the right, in its sole discretion, to cause the Option Settlement Payments (or any portions thereof) and/or the Other Seller Payments (or any portions thereof) that are to be paid to holders of Vested Company Stock Options hereunder to be paid to such holders (i) by Parent directly or (ii) through and by the Surviving Corporation.
Section 2.08    Certificates. All of the shares of Company Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book entry account statements relating to the ownership of shares of Company Stock) previously representing any such shares of Company Stock shall thereafter represent only the right to receive (i) the Per Share Merger Consideration in accordance with, and subject to, this Article II, (ii) cash in lieu of fractional shares of Parent Common Stock which the shares of Company Stock represented by such Old Certificate have been converted into the right to receive pursuant to Section 2.02 and Section 2.09(d)(v), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.09(d)(ii). Old Certificates previously representing shares of Company Stock shall be exchanged for evidence of shares in book entry form or at Parent’s option, certificates (collectively with the shares in book entry form referred to herein as “New Certificates”), representing the applicable Per Share Stock Amount payable to holders of Outstanding Common Shares (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) or the applicable amount of the Per Share Cash Amount upon the surrender of such Old Certificates in accordance with Section 2.09(d), without any interest thereon. If, prior to the Effective Time and permitted hereunder, the outstanding shares of Parent Common Stock or Company Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, then an appropriate and proportionate adjustment shall be made to the Per Share Cash Amount and the Per Share Stock Amount to give holders of Outstanding Common Shares and holders of Vested Company Stock Options the same economic effect as contemplated by this Agreement prior to such event.
Section 2.09    Exchange of Shares.
(a)    Proration.
(i)    Notwithstanding any other provision contained in this Agreement, the total number of Outstanding Common Shares to be converted into the right to receive the Per Share Cash Amount shall be equal to the quotient (rounded down to the nearest whole share) of (x) the difference of (1) the Estimated Cash Merger Consideration, minus (2) the Escrow Amount, minus (3) the Remaining Tax Benefit Amount, minus (4) the aggregate amount of the Option Settlement Payments, divided by (y) the Estimated Per Share Cash Amount (the “Cash Conversion Number”). All other Outstanding Common Shares shall be converted into the right to receive the Per Share Stock Amount. Notwithstanding the foregoing or anything herein to the contrary, in no event shall the Simon Shareholders (individually or collectively) be entitled to receive, as Merger Consideration hereunder, an aggregate number of shares of Parent Common Stock that exceeds the number of shares equal to (A) $100,000,000, divided by (B) the Parent Stock Price (the “Simon Stock Consideration Limitation”).
(ii)    Promptly (and in any event no later than five (5) Business Days) after the Effective Time (such period of time being the “Allocation Period”), Parent shall cause the Exchange Agent to effect the allocation among holders of Outstanding Common Shares of rights to receive (x) the Per Share Cash Amount and the Per Share Contingent Amount and/or (y) the Per Share Stock Amount and the Per Share Contingent Amount, as follows:
(A)    If the aggregate number of Cash Election Shares (the “Aggregate Cash Election Number”) exceeds the Cash Conversion Number, then:
(1)    each Stock Election Share shall be converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount,
(2)    each Non-Election Share shall be converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount, and

(3)    each Cash Election Share of each holder thereof shall be converted into the right to receive the Per Share Cash Amount and the Per Share Contingent Amount in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Aggregate Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.09(a), whether fractions of Cash Election Shares shall be rounded up or down), with each remaining Cash Election Share of such holder being converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount.
(B)    If the Aggregate Cash Election Number is equal to the Cash Conversion Number, then:
(1)    each Stock Election Share shall be converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount,
(2)    each Non-Election Share shall be converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount, and
(3)    each Cash Election Share shall be converted into the right to receive the Per Share Cash Amount and the Per Share Contingent Amount.
(C)    If the Aggregate Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Aggregate Cash Election Number being referred to herein as the “Cash Election Shortfall Number”), then:
(1)    If the Cash Election Shortfall Number is less than or equal to the aggregate number of Non-Election Shares (the “Aggregate Non-Election Number”), then
(a)         each Cash Election Share shall be converted into the right to receive the Per Share Cash Amount and the Per Share Contingent Amount,
(b)         each Stock Election Share shall be converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount, and
(c)         each Non-Election Share of each holder thereof shall be converted into the right to receive the Per

Share Cash Amount and the Per Share Contingent Amount in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Election Shortfall Number and the denominator of which is the Aggregate Non-Election Number (with the Exchange Agent to determine, consistent with Section 2.09(a), whether fractions of Non-Election Shares shall be rounded up or down), with each remaining Non-Election Share of such holder being converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount; or
(2)    If the Cash Election Shortfall Number exceeds the Aggregate Non-Election Number, then:
(a)         each Cash Election Share shall be converted into the right to receive the Per Share Cash Amount and the Per Share Contingent Amount,
(b)         each Non-Election Share shall be converted into the right to receive the Per Share Cash Amount and the Per Share Contingent Amount, and
(c)         each Stock Election Share of each holder thereof shall be converted into the right to receive the Per Share Cash Amount and the Per Share Contingent Amount in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Cash Election Shortfall Number exceeds the Aggregate Non-Election Number and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.09(a), whether fractions of Stock Election Shares shall be rounded up or down), with each remaining Stock Election Share of such holder being converted into the right to receive the Per Share Stock Amount and the Per Share Contingent Amount.
(b)    Election Procedures. Each holder of record of shares of Company Stock to be converted into the right to receive (x) the Per Share Cash Amount and the Per Share Contingent Amount, or (y) the Per Share Stock Amount and the Per Share Contingent Amount, in accordance with, and subject to, Sections 2.02(a) and 2.09(a) (a “Holder”), shall have the right, subject to the limitations set forth in this Section 2.09, to submit an election in accordance with the following procedures:

(i)    Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal material in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election prior to the Surrender and Election Deadline. A Form of Election shall be delivered or mailed to each Holder in accordance with the procedures specified in Section 2.09(d)(i)(A).
(ii)    Each Holder may specify on the Form of Election in accordance with the provisions of this Section 2.09(b) and the instructions on such Form of Election (herein called an “Election”), (A) the number of shares of Company Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (B) the number of shares of Company Stock owned by such Holder with respect to which such Holder desires to make a Cash Election. Any Holder who makes an Election shall be required to waive all appraisal rights in connection with the Outstanding Common Shares subject to such Election.
(iii)    Any Election shall have been made properly only if the Exchange Agent shall have received, prior to the Surrender and Election Deadline, a completed and duly executed Letter of Transmittal, which shall include a duly executed Lock-Up and Investment Representation Letter and a properly completed and duly executed Form of Election, as specified in Section 2.09(d)(i)(A).
(iv)    Any Holder may, at any time prior to the Surrender and Election Deadline, change or revoke such Holder’s Election by written notice to the Exchange Agent prior to the Surrender and Election Deadline accompanied by a properly completed and duly executed revised Form of Election, or by written withdrawal prior to the Surrender and Election Deadline of such Holder’s Old Certificates (if applicable), or any documents in respect of shares of Company Stock in book-entry form, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of Company Stock, any subsequent transfer of such shares of Company Stock shall automatically revoke such Election. The Exchange Agent shall have reasonable discretion (including taking into account the Simon Stock Consideration Limitation) to determine if any Election is not properly made with respect to any shares of Company Stock (none of Parent, the Company nor the Exchange Agent being under any duty to notify any Holder of such defect). In the event that the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Company Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made with respect to such shares of Company Stock.
(v)    Notwithstanding anything to the contrary in this Agreement: (A) any and all Elections made by any Simon Shareholder that would result in the Simon Shareholders (individually or collectively) electing to receive, as Merger Consideration hereunder, an aggregate number of shares of Parent Common Stock in excess of the number of shares of Parent Common Stock permitted under the Simon Stock Consideration Limitation shall be automatically deemed revoked upon receipt by the Exchange Agent of any such Elections; and (B) all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.
(vi)    Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion (including taking into account the Simon Stock Consideration Limitation), shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, and (B) the method of payment of cash for each share of Company Stock converted into the right to receive the Per Share Cash Amount and cash in lieu of fractional shares of Parent Common Stock.
(c)    Parent to Make Merger Consideration Available. Prior to the Closing, Parent shall appoint the Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Old Certificates for exchange in accordance with this Article II, (i) New Certificates representing the aggregate Stock Consideration to be issued pursuant to this Article II and exchanged pursuant to Section 2.09(d)(i), and (ii) cash in an amount sufficient to pay (A) the aggregate Estimated Per Share Cash Amount with respect to Outstanding Common Shares and (B) cash in lieu of any fractional shares (such cash and New Certificates described in the foregoing clauses (i) and (ii), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Parent.
(d)    Exchange of Shares.
(i)    Letters of Transmittal and Payment of Merger Consideration.
(A)    Prior to the Effective Time and at least fifteen (15) days prior to the Surrender and Election Deadline, the Company will deliver or mail or will cause to be delivered or mailed to each holder of Company Stock, (i) the notices required in connection with having obtained the requisite consent of stockholders approving the Merger by Section 228(e) of the DGCL, including an information statement in a form reasonably acceptable to Parent describing in reasonable detail the Merger and this Agreement and including any other information required to be provided to the holders of Company Stock under Applicable Law, (ii) the notice to such holders of their appraisal rights under Section 262 of the DGCL, (iii) a letter of transmittal in a form prepared by Parent and reasonably satisfactory to the Company (the “Letter of Transmittal”), which shall include a Lock-Up and Investment Representation Letter and a Form of Election and specify that delivery shall be effected only upon proper delivery of the related Old Certificate(s) (or, for holders of uncertificated shares of Company Stock) in accordance therewith to the Company, the Surviving Corporation or the Exchange Agent on behalf of the Surviving Corporation, as applicable, and (iv) instructions for use in surrendering such shares of Company Stock and receiving the Per Share Merger Consideration in respect of the Company Stock evidenced thereby. The Company shall use all reasonable efforts to make available or otherwise deliver as promptly as possible one or more Letters of Transmittal (including one or more Lock-Up and Investment Representation Letters and one or more Forms of Election) as may be reasonably be requested from time to time by any such holder prior to the Closing Date, and shall provide to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform as specified herein. Upon the surrender of each such Old Certificate, if applicable, and delivery of a properly completed and duly executed Letter of Transmittal, which shall include a duly executed Lock-Up and Investment Representation Letter and a properly completed and duly executed Form of Election, to the Exchange Agent (on behalf of the Company) prior to the Surrender and Election Deadline, the Exchange Agent shall (to the extent reasonably practicable), prior to the end of the Allocation Period, pay the holder of such shares of Company Stock the Per Share Merger Consideration in consideration therefor as follows:
(1)    a New Certificate representing the applicable Per Share Stock Amount to which such holder of Company Stock has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with this Article II; and
(2)    a check or wire transfer of immediately available funds representing the amount of (I) the applicable Estimated Per Share Cash Amount which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with this Article II, (II) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.09(d)(v) and (III) any dividends or distributions which such holder has the right to receive pursuant to Section 2.09(d)(ii), and such shares of Company Stock and any related Old Certificate shall forthwith be canceled. Upon the surrender of each such Old Certificate, if applicable, and delivery of a properly completed and duly executed Letter of Transmittal, which shall include a duly executed Lock-Up and Investment Representation Letter and a properly completed and duly executed Form of Election, to the Exchange Agent (on behalf of the Surviving Corporation) any time after the date that is three (3) Business Days prior to the Closing Date, the Exchange Agent shall, no earlier than at the Closing and as soon as reasonably practicable thereafter (but in any event within three (3) Business Days after the end of the Allocation Period), pay the holder of such shares of Company Stock the Per Share Merger Consideration in consideration therefor as follows:
(3)    a New Certificate representing the applicable Per Share Stock Amount to which such holder of Company Stock has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with this Article II; and
(4)    a check or wire transfer of immediately available funds representing the amount of (I) the applicable Estimated Per Share Cash Amount which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with this Article II, (II) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.09(d)(v) and (III) any dividends or distributions which such holder has the right to receive pursuant to Section 2.09(d)(ii), and such shares of Company Stock and any related Old Certificate shall forthwith be canceled. Until so surrendered, each such Old Certificate (except as provided in Section 2.02(b)) shall represent solely the right to receive the Per Share Merger Consideration (less any applicable withholding, if any) relating thereto (including any cash in lieu of fractional shares which such holder has the right to receive pursuant hereto and any dividends or distributions which such holder has the right to receive pursuant hereto). No interest will be paid or accrued on the Per Share Cash Amount or any cash in lieu of fractional shares payable to holders of Old Certificates.
(B)    Prior to the end of the Allocation Period, (1) Parent shall cause the Exchange Agent to pay from the Exchange Fund to each holder of one or more Old Certificates representing shares of Company Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Per Share Merger Consideration pursuant to this Article II and who has surrendered its Old Certificates, if applicable, and delivered a properly completed and duly executed Letter of Transmittal, which shall include a duly executed Lock-Up and Investment Representation Letter and a properly completed and duly executed Form of Election, prior to the Surrender and Election Deadline, the Per Share Merger Consideration and any cash in lieu of fractional shares which the shares of Parent Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.09(d)(ii) for each share of Company Stock held by such holder, and following the end of the Allocation Period, and (2) to the extent applicable, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each other holder of one or more Old Certificates representing shares of Company Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Per Share Merger Consideration pursuant to this Article II (who has thereafter surrendered its Old Certificates, if applicable, and delivered a properly completed and duly executed Letter of Transmittal, which shall include a duly executed Lock-Up and Investment Representation Letter and a properly completed and duly executed Form of Election) the Per Share Merger Consideration and any cash in lieu of fractional shares which the shares of Parent Common Stock represented by such

Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.09(d)(ii) for each share of Company Stock held by such holder, in each case in accordance with the procedures set forth herein.
(C)    Prior to the Effective Time and at least fifteen (15) days prior to the Surrender and Election Deadline, the Company shall mail to each Person who is a holder of record of Vested Company Stock Options an Option Termination Agreement, and a Letter of Transmittal, together with such other materials and instructions as Parent reasonably deems necessary for use in effecting the payment of the portion of the Merger Consideration that such Person is entitled to receive pursuant to Section 2.05 and such holder’s Pro Rata Share of the Other Seller Payments (such materials, the “Option Surrender Forms”). In addition to the other conditions set forth in this Agreement, receipt of any Merger Consideration pursuant to this Agreement by a holder of record of Vested Company Stock Options is conditioned upon delivery to Parent, on or prior to the Effective Time, of duly executed Option Surrender Forms.
(ii)    No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until such holder shall surrender such Old Certificate in accordance with this Section 2.09. After the surrender of an Old Certificate in accordance with this Section 2.09, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the applicable Per Share Stock Amount which the shares of Company Stock represented by such Old Certificate have been converted into the right to receive.
(iii)    If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(iv)    After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Per Share Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Section 2.09.
(v)    Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Parent Stock Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.02.
(vi)    Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this Section 2.09 shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(vii)    Parent shall be entitled to deduct and withhold, or cause the Surviving Corporation or the Exchange Agent to deduct and withhold, from the applicable Merger Consideration, or any other amounts otherwise payable pursuant to this Agreement to any holder of Company Stock or any former holder of Vested Company Stock Options, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock or the holder of Vested Company Stock Options in respect of which the deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be.
(viii)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent or Parent, as applicable, will issue in exchange for such lost, stolen or destroyed Old Certificate the applicable Per Share Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.
(ix)    For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, in the event that a holder of Company Stock does not deliver a duly executed Lock-Up and Investment Letter to Parent or the Company prior to the Surrender and Election Deadline or Parent reasonably believes that a holder of Company Stock is an Unaccredited Stockholder, Parent shall have no obligation to issue any Per Share Stock Amount to such holder and may, in its sole discretion, elect to pay the Per Share Stock Amount with respect to such holder solely in cash to such holder.
Section 2.10    Escrow Fund. The Escrow Amount delivered by Parent to the Escrow Agent at Closing pursuant to this Agreement and the Escrow Agreement shall be held in the Escrow Account and shall serve as security for payment of certain indemnification obligations of Sellers hereunder (the “Escrow Fund”). If there are no outstanding claims for indemnification by any Indemnitees that would be payable from the Escrow Fund as of the date that is twelve (12) months after the Closing Date (the “Escrow Termination Date”), the Escrow Fund shall be distributed by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement to the holders of Company Stock as of immediately prior to the Effective Time. If there are outstanding claims for indemnification by any Indemnitees that would be payable from the Escrow Fund on the Escrow Termination Date, the Escrow Fund, less the disputed amount corresponding to each such outstanding claim, shall be distributed by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement to the holders of Company Stock as of immediately prior to the Effective time; provided, that the remaining balance of any amounts withheld with respect to each outstanding claim shall be distributed to the holders of Company Stock as of immediately prior to the Effective Time upon resolution and final satisfaction of such outstanding claim in accordance with Article XI and the provisions of the Escrow Agreement.
ARTICLE III
ORGANIZATIONAL DOCUMENTS OF THE SURVIVING CORPORATION
Section 3.01    Surviving Corporation.
(a)    The certificate of incorporation of the Company shall be amended at the Effective Time to read in its entirety as set forth in Exhibit G hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.
(b)    The bylaws of the Company shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02    Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 14.04, except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent that:
Section 4.01    Organization and Good Standing.
(a)    The Company and each of its Subsidiaries are duly organized, validly existing and in good standing under the Applicable Laws of their respective jurisdiction of incorporation, formation or organization, as applicable, and have all necessary corporate, limited liability company or other organizational power and authority, as the case may be, to carry on their respective businesses as presently conducted, and to own, lease and operate their respective assets and properties. The Company and each of its Subsidiaries are duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity, as the case may be, and are in good standing (if applicable) in each jurisdiction in which their respective ownership, leasing or operation of assets or properties or the nature of their activities requires such qualification or license, except where the failure to be so duly qualified or licensed has not had and would not reasonably be expected to have a Material Adverse Effect. Section 4.01(a) of the Company Disclosure Letter sets forth a complete and correct list of (i) the Subsidiaries of the Company and the respective jurisdictions of incorporation, formation or organization, as applicable, thereof, and (ii) the jurisdictions in which the Company and its Subsidiaries, respectively, are duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity.
(b)    The Company has Made Available to Parent correct and complete copies of the Organizational Documents for the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Organizational Documents.
(c)    Section 4.01(c) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of: (i) the names of the members of the respective boards of directors (or similar governing body) of the Company and each of its Subsidiaries; and (ii) the names and titles of the respective officers of the Company and each of its Subsidiaries.
Section 4.02    Corporate Authorization.
(a)    The Company has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby (including the Merger). The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) by the Company have been duly authorized by all necessary corporate action on the part of the Company. The adoption of this Agreement by the affirmative vote (or consent) of the holders of a majority of the outstanding shares of Class A Stock has been obtained in the form of the Company Stockholder Written Consent and is the only action, vote or approval of the holders of any of the Company’s capital stock necessary to adopt this Agreement and approve the consummation of the Merger and the other the transactions contemplated by this Agreement (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
(b)    By resolutions duly adopted by a unanimous vote at a meeting of all directors of the Company duly called and held, and not subsequently rescinded or modified in any way, the Company Board has: (i) determined that this Agreement and the transactions contemplated hereby (including the Merger), upon the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and the Company’s stockholders; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated hereby (including the Merger) upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be submitted to a vote of the Company’s stockholders for adoption, as promptly as practicable; and (iv) resolved to recommend adoption of this Agreement by the Company’s stockholders.
Section 4.03    Governmental Authorization. No Governmental Authorization is required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), other than (a) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant Governmental Authorities of other jurisdictions in which the Company is qualified to do business as set forth on Section 4.03 of the Company Disclosure Letter, (b) such Governmental Authorizations as may be required under the HSR Act and any competition, merger control, antitrust or other similar Applicable Law of any jurisdiction outside of the United States (“Foreign Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”) as set forth on Section 4.03 of the Company Disclosure Letter, (c) the filing with the SEC by Parent of such reports as may be required to comply with any applicable requirements of the 1934 Act, (d) such Governmental Authorizations as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country or the rules or regulations of Nasdaq, and (e) any other Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.04    Non-contravention. Neither the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party, nor the consummation of the transactions contemplated hereby or thereby (with or without the passage of time or the giving of notice, or both) will:

(a)    contravene, conflict with or result in a violation or breach of, constitute a default under, or give a right to terminate, amend or cancel under, (i) the Organizational Documents of the Company or any of its Subsidiaries or (ii) any (A) Orders or (B) Applicable Laws, in each case, binding upon or applicable to the Company or any of its Subsidiaries or by which they or any of their respective properties or assets are bound, except in the case of clause (B), any such items that would not reasonably be expected to have a Material Adverse Effect;
(b)    contravene, conflict with, result in a violation or breach of, constitute a default, in each case in any material respect, under or give a right to terminate, amend, accelerate or cancel under, any of the terms or conditions of any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound;
(c)    result in the creation or imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, other than Permitted Liens; or
(d)    cause a loss or adverse modification of any Governmental Authorization set forth in Section 4.15 of the Company Disclosure Letter.
Section 4.05    Capitalization; Accredited Investor.
(a)    The authorized, issued, and outstanding capital stock and other equity interests of the Company (including Company Stock, Company Stock Options, options, warrants, restricted stock units, phantom stock and other compensatory equity-related awards, as well as the per-share exercise price of options and warrants) (“Company Securities”), and the name of each record holder of such issued and outstanding Company Securities, are set forth in Section 4.05(a) of the Company Disclosure Letter. All of the issued and outstanding shares of capital stock or other equity interests of the Company have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and were not issued in violation of any securities laws or any Contract to which the Company is a party. The Company has not granted any preemptive or similar rights, purchase option, rights of first refusal or other similar rights with respect to any Company Securities and (other than awards granted under the Company Stock Plans) there are no offers, options, warrants, rights or Contracts of any kind granted by the Company relating to the issuance, conversion, registration, voting, sale or transfer of any Company Securities or obligating the Company to purchase or redeem any Company Securities. The Company has no outstanding Indebtedness or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders or equityholders of the Company on any matter. There are no voting trusts or other Contracts with respect to the voting of any of the Company Securities to which the Company is a party and the Company is not party to or bound by any stockholders agreement, registration rights agreement or other similar Contract with respect to any of the Company Securities. No Subsidiary of the Company owns any Company Securities.
(b)    The authorized, issued, and outstanding capital stock and other equity securities of each of the Company’s Subsidiaries (“Company Subsidiary Securities”), and the name of each record holder of such issued and outstanding Company Subsidiary Securities, are set forth in Section 4.05(b) of the Company Disclosure Letter. All of the issued and outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid, and nonassessable and were not issued in violation of any securities laws or any Contract to which such Subsidiary is a party. All of the outstanding Company Subsidiary Securities are owned of record and beneficially by the Company or a Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, rights of first refusal or other similar rights with respect to any of the Company Subsidiary Securities and there are no offers, options, warrants, rights or Contracts of any kind granted by the Company or any of the Company’s Subsidiaries relating to the issuance, conversion, registration, voting, sale or transfer of Company Subsidiary Securities or obligating the Company or any of its Subsidiaries to purchase or redeem any Company Subsidiary Securities. No Subsidiary of the Company has any outstanding Indebtedness or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders or equityholders of such Subsidiary on any matter. There are no voting trusts or other Contracts with respect to the voting of any of the Company Subsidiary Securities to which the Company or any of its Subsidiaries is a party and no Subsidiary of the Company is party to or bound by any stockholders agreement, registration rights agreement or other similar Contract with respect to the Company Subsidiary Securities. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
(c)    Holders of at least ninety percent (90%) of the issued and outstanding shares of Company Stock are “accredited investors” as such term is defined in Rule 501 of Regulation D under the 1933 Act.
Section 4.06    Compliance with Laws. The Company and each of its Subsidiaries are, and, since January 1, 2014, have been, in compliance with all Applicable Laws and Governmental Authorizations, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written, or the Knowledge of the Company, other notice, Order, or other communication from any Governmental Authority of any alleged, actual or potential Liability or violation of or failure to comply with any Applicable Laws, other than Liabilities, violations or failures that have been cured or remedied without resulting in any material Liability to the Company or any of its Subsidiaries.
Section 4.07    Anti-Bribery Compliance; International Trade Matters.
(a)    The Company and each of its Subsidiaries are in, and since January 1, 2014, have been in, compliance in all material respects with all Anti-Corruption Laws and all Customs and International Trade Laws. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, anyone acting on its or their behalf, has since January 1, 2014: (i) materially violated any Anti-Corruption Laws or any Customs and International Trade Laws; (ii) used corporate funds or assets for any unlawful contribution, gift, entertainment or other unlawful expense, or made any unlawful payment such as a bribe, rebate, payoff, influence payment or kickback; or (iii) directly, or indirectly through its agents, representatives or any other person authorized to act on its behalf, unlawfully offered, promised, paid, given, or authorized the payment or giving of money or anything else of value to any government official or employee or other Person in order to obtain or retain business for, direct business to, or secure an improper advantage for, the Company or any of its Subsidiaries; or (iv) disclosed to any Governmental Authority that it violated or may have violated any Anti-Corruption Laws or any Customs and International Trade Laws.
(b)    The Company and each of its Subsidiaries have adopted and maintain adequate policies, procedures and controls that are reasonably designed to ensure that the Company and its Subsidiaries are in compliance with all Anti-Corruption Laws and all Customs and International Trade Laws. Neither the Company nor any of its Subsidiaries is or, since January 1, 2014, has been the subject of any Proceeding by any Governmental Authority, or any customer regarding any violation or alleged violation of any Anti-Corruption Laws or any Customs and International Trade Laws, and, no such Proceeding is pending or, to the Knowledge of the Company, has been threatened and there are no circumstances likely to give rise to any such Proceeding.
Section 4.08    Litigation. There is no uninsured Proceeding currently pending or, to the Knowledge of the Company, threatened: (a) by or against the Company or any of its Subsidiaries or any of their respective businesses, properties or assets or, to the Knowledge of the Company, any officer, director or employee of the Company or any of its Subsidiaries in their capacities as such that (i) involves an amount in controversy in excess of $500,000, (ii) seeks injunctive or other non-monetary relief that in either case is reasonably likely to interfere with the business of the Company or any of its Subsidiaries in any material respect, or (iii) seeks to prevent or delay the consummation of the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents. There are no unsatisfied Orders against or affecting the Company or any of its Subsidiaries or any of their respective businesses, properties or assets that would reasonably be expected to have a Material Adverse Effect.
Section 4.09    Financial Statements; Internal Controls; Undisclosed Liabilities.
(a)    Financial Statements. Section 4.09(a) of the Company Disclosure Letter includes true and complete copies of (i) the audited consolidated balance sheets of the Company as of January 3, 2015, January 2, 2016 and December 31, 2016 and the related audited consolidated statements of income, changes in stockholders’ equity, and cash flow for the fiscal years then ended (together with the notes to such audited financial statements, collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2017 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of income, changes in stockholders’ equity, and cash flow for the period then ended (the “Interim Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (x) fairly present in all material respects the consolidated financial condition, changes in stockholders’ equity, cash flows, and results of operations of the Company and each of its Subsidiaries as of the date thereof and for the period therein referred to and (y) were prepared in accordance with the Accounting Standards applied on a consistent basis through the periods indicated, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statement). Except as set forth in the Financial Statements, none of the Company or its Subsidiaries maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K under the 1933 Act.
(b)    Internal Controls. The Company’s system of internal controls over financial reporting is sufficient to provide reasonable assurance in all material respects that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Accounting Standards. Since January 1, 2014, (i) neither the Company nor, to the Knowledge of the Company, its independent accounting firm, has identified or been notified of any fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company or (ii) neither the Company nor, to the Knowledge of the Company, any Representative of the Company has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.
(c)    Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, other than: (i) Liabilities reflected on, reserved against or otherwise described in the Financial Statements in accordance with the Accounting Standards; (ii) Liabilities which have arisen since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice; (iii) Liabilities that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole; (iii) Liabilities incurred in connection with the transactions contemplated by this Agreement; and (iv) Liabilities arising out of any Contracts to which the Company or any of its Subsidiaries is a party thereto (copies of which Contracts have been Made Available to Parent).
Section 4.10    Absence of Certain Changes and Events. Except as expressly contemplated by this Agreement or any other Transaction Document, since the date of the Latest Balance Sheet, (a) the Company and each of its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects, (b) there has not been any event, condition, occurrence, contingency or development that has had or would reasonably be expected to have a Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by the clauses of Section 6.01 below if taken after the date of this Agreement without the prior written consent of Parent.
Section 4.11    Real Property.
(a)    The Company and its Subsidiaries, as applicable, own in fee simple the real property specified on Section 4.11(a) of the Company Disclosure Letter under the heading “Owned Real Properties” and have valid leasehold estates in the real property specified on Section 4.11(a) of the Company Disclosure Letter under the heading “Leased Real Properties” (the Leased Real Properties together with the Owned Real Properties, the “Real Property”). The Company and each of its Subsidiaries, as applicable, have good and marketable fee simple title to all Owned Real Properties, and have valid leasehold estates in all Leased Real Properties, in each case free and clear of all Liens other than Permitted Liens.

(b)    With respect to each of the Leased Real Properties: (i) the transaction contemplated by this Agreement does not require the consent of any other party under any of the Leases, except as provided in Section 4.11(b) of the Company Disclosure Letter (if any, the “Landlord Consents”), (ii) the Company or the applicable Subsidiary that is party to the applicable Lease is in actual occupancy of the Leased Real Property under such Lease, and the Company’s or its applicable Subsidiary’s possession or quiet enjoyment of the Leased Real Properties under the Leases has not been disturbed in any material respect and, to the Company’s Knowledge, there are no disputes with respect to any of the Leases, (iii) no security deposit or portion thereof deposited with respect to any of the Leases has been applied in respect of a breach or default under such Lease which has not been redeposited in full, (iv) neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Properties, and (v) to the Knowledge of the Company, except as provided in Section 4.11(b) of the Company Disclosure Letter (1) all work to be performed by any landlord (or the Company or the applicable Subsidiary) under any Lease on or prior to the date hereof, if any, has been substantially completed in all material respects in accordance with such Lease and accepted by the Company or the applicable Subsidiary (or by the landlord, if applicable), and (2) all reimbursements and allowances due or payable to the Company or the applicable Subsidiary in connection with any construction or other work performed by the landlord (or by the Company or Subsidiary, as applicable), if any, have been paid and received in full.
(c)    There are no condemnation proceedings, eminent domain proceedings, real estate tax proceedings, or zoning or other land-use proceedings of any kind pending or, to the Knowledge of the Company, threatened against the Owned Real Property. To the Knowledge of the Company, there are no condemnation proceedings, eminent domain proceedings, real estate tax proceedings, or zoning or other land-use proceedings of any kind pending or threatened against any Leased Real Property.
(d)    To the Company’s Knowledge, neither the current use and occupancy of the Real Property nor the condition thereof violate in any material respect any applicable deed restrictions or other applicable covenants, restrictions, agreements, site plan approvals or variances or the certificate of occupancy for such improvements.
(e)    The improvements on each Real Property are in all material respects in good operating condition and repair and, to the Company’s Knowledge, free from any material defects, reasonable wear and tear excepted, and are suitable for the uses for which they are currently being used and are sufficient for the operation of the Company’s business. The Company has received no notice advising that any utility required for the use and operation of any Real Property has not been installed across public property or valid easements to the boundary lines of the Real Property, or is not connected pursuant to valid permits, and to the Company’s Knowledge, all existing utility facilities at each Real Property are adequate to service the Real Property for its current use and are in good operating condition.
(f)    Without limiting Section 4.06 above, to the Company’s Knowledge the current use, operation and condition of each Real Property is in material compliance with applicable building codes and all applicable zoning, subdivision and land use laws, ordinances and regulations, and, to the Company’s Knowledge, all certificates of occupancy, use permits and other licenses or authorizations required in connection with the use of each Real Property are in full force and effect.
(g)    None of the Real Property or any part thereof has suffered any material damage by fire or other casualty that has not been restored in all material respects. To the Company’s Knowledge, the Company has not received any written notice from any insurance carrier of any defects or inadequacies at any Real Property, or in any portion thereof, which would adversely affect the insurability thereof or the cost of such insurance.
Section 4.12    Material Contracts.
(a)    Section 4.12(a) of the Company Disclosure Letter contains a correct and complete list of the following Contracts (excluding Employee Benefit Plans set forth on Section 4.17(a) of the Company Disclosure Letter) to which the Company or any of its Subsidiaries is a party or pursuant to which any of its respective properties or assets is bound (collectively, the “Material Contracts”):
(i)    all Contracts relating to Indebtedness of the Company or any of its Subsidiaries, or any Contract under which the Company or any of its Subsidiaries guaranteed the Indebtedness of any other Person, in each case in excess of $500,000, or any Contract relating to the issuance of letters of credit;
(ii)    all Contracts for the acquisition, sale, disposition or transfer of all or any portion of the assets or equity securities (including securities convertible into or exchangeable for equity securities) of the Company or any Subsidiary or any other Person (whether by way of merger or otherwise), in each case with a value in excess of $500,000, other than in the ordinary course of business consistent with past practices;
(iii)    all Contracts granting a Lien upon any material asset (including, without limitation, any Real Property) of the Company or any of its Subsidiaries, other than Permitted Liens;
(iv)    any collective bargaining agreement or other Contract with a labor organization representing employees of the Company or any of its Subsidiaries;
(v)    all partnership, limited liability company or joint venture agreements in which the Company or any of its Subsidiaries participates as a partner, member or joint venturer;
(vi)    all Leases and other Contracts that relate to any leasing of, title to, use of, or any leasehold or other interest in any Leased Personal Property of the Company or any Subsidiary;
(vii)    all Leases and other Contracts that relate to any ownership of, leasing of, title to, use of, or any leasehold or other interest in any real property of the Company or any Subsidiary;

(viii)    other than purchase orders in the ordinary course of business, all Contracts for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will involve consideration in excess of $500,000;
(ix)    all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;
(x)    all Contracts for capital expenditures under which the Company or any Subsidiary as of the date of this Agreement has remaining obligations in excess of $500,000 each;
(xi)    all material sales agency, sales representation, distributorship, broker or franchise Contracts that (A) are not terminable without penalty on ninety (90) days’ notice or less; and (B) require payment by the Company or any of its Subsidiaries in excess of $500,000 per annum;
(xii)    all Contracts containing covenants not to compete (A) binding on the Company or any Subsidiary, (B) restricting other Persons for the benefit of the Company or any Subsidiary or (C) which otherwise restrict competition granted by the Company or any Subsidiary in favor of a third party, or any other Contracts that would reasonably be expected to have the effect of materially prohibiting the conduct of the business of the Company or any of its Subsidiaries in the ordinary course;
(xiii)    all Contracts under which the Company or any of its Subsidiaries is obligated to indemnify any Person other than Contracts entered into in the ordinary course of business;
(xiv)    all material Contracts granting rights in Intellectual Property to or from the Company or any of its Subsidiaries, other than (A) non-exclusive in-bound licenses of generally available “off the shelf’ software requiring annual fees of less than $100,000 and (B) out-bound licenses granted to customers of the Company or any of its Subsidiaries under non-exclusive end user license agreements in the ordinary course of business consistent with past practices
(xv)    all Contracts to loan money or extend credit to any other Person (except for de minimis travel or other advances made to employees in the ordinary course of business consistent with past practice);
(xvi)    all Affiliate Agreements;
(xvii)    all settlement, conciliation or similar Contracts with any Governmental Authority or which will require satisfaction of any material obligations or payments in excess of $500,000 after the date of this Agreement;

(xviii)    all powers of attorney or other similar agreements or grants of agency authority by the Company or any Subsidiary; and
(xix)    any other Contract (other than ordinary course purchase orders, invoices and Builder Service Contracts and Contracts with third party advisors of the Company related to the transactions contemplated by this Agreement) that requires payment by the Company or any of its Subsidiaries in excess of $500,000 per annum or in which $1,000,000 in the aggregate remains to be paid by the Company or any of its Subsidiaries under such Contract, or provides for the Company or any of its Subsidiaries to receive any payments in excess of, or any property with a fair market value in excess of, $500,000 per annum or in which $1,000,000 in the aggregate remains payable to the Company or any of its Subsidiaries under such Contract.
(b)    The Company has Made Available to Parent or its Representatives correct and complete copies of each written Material Contract (including all amendments, schedules, annexes and supplements thereto and all material written waivers thereunder), and summaries (in reasonable detail) of each non-written Material Contract. Each Material Contract is in full force and effect and is valid, binding, and enforceable against the Company or any of its Subsidiaries party thereto, and to the Knowledge of the Company, the other parties thereto, in accordance with its terms, except in each case as enforceability of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws affecting the enforcement of or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief. Neither the Company nor any of its Subsidiaries, and to the Knowledge of the Company, no other party to such Material Contract, is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any written notice of any intention to terminate, any Material Contract. To the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a material breach or an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration, amendment or cancellation of any right or obligation or the loss of any material benefit thereunder.
Section 4.13    Insurance. Section 4.13 of the Company Disclosure Letter contains a true and complete list of each current policy or binder of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance policy owned by, or maintained for the benefit of, the Company or any of its Subsidiaries (the “Insurance Policies”), and true and complete copies of the Insurance Policies have been Made Available to Parent. All Insurance Policies are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with Applicable Law. Neither the Company nor any of its Subsidiaries is in material default under any Insurance Policy, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification of, any of such Insurance Policy. All premiums due have been paid on

Insurance Policies, and neither the Company nor any of its Subsidiaries has received any written notice of cancellation, rescission or suspension of any Insurance Policy or written notice with respect to any refusal of coverage thereunder.
Section 4.14    Governmental Authorizations. Section 4.14 of the Company Disclosure Letter contains a list of all material Governmental Authorizations required for the operation of the business of the Company and each of its Subsidiaries as currently conducted and has been conducted for the past two (2) years. Each material Governmental Authorization set forth in Section 4.14 of the Company Disclosure Letter is in the name of the Company or a Subsidiary as required by Applicable Law, and in full force and effect without any default or violation thereunder in any material respect by the Company, any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto. No Proceeding is pending or, to the Knowledge of the Company, threatened in writing by any Governmental Authority to revoke or deny the renewal of any material Governmental Authorization of the Company or any of its Subsidiaries, and for the prior two (2) years, neither the Company nor any of its Subsidiaries have been notified in writing that any material Governmental Authorization may not in the ordinary course be renewed upon its expiration or that by virtue of this Agreement, the other Transaction Documents or any of the transactions contemplated hereby or thereby, any such Governmental Authorization may not be granted or renewed.
Section 4.15    Intellectual Property.
(a)    Section 4.15(a) of the Company Disclosure Letter contains a list of all applications and registrations for any Intellectual Property owned by the Company or any of its Subsidiaries (the “Registered Intellectual Property”) and a list of all material unregistered Trademarks and unregistered copyrights in material software owned by and used by the Company or any of its Subsidiaries (the “Material Unregistered Intellectual Property”). The Registered Intellectual Property is subsisting (without challenge) and, to the Knowledge of the Company, valid and enforceable (other than pending patent applications) without any Liens other than Permitted Liens.
(b)    To the Knowledge of the Company, the Intellectual Property owned by the Company or any of its Subsidiaries, including without limitation the Registered Intellectual Property and Material Unregistered Intellectual Property (collectively, the “Owned Intellectual Property”), has not and is not being infringed or otherwise violated by any third party. Neither the Company nor any of its Subsidiaries, nor any of the Sellers, has granted or assigned to any Person any license or other right to use any Owned Intellectual Property, except to customers of the Company or any of its Subsidiaries under non-exclusive end user license agreements entered into in the ordinary course of business.
(c)    To the Knowledge of the Company, the Company and each of its Subsidiaries own or have valid written Contracts containing licenses to use, free and clear of Liens (except Permitted Liens), all Intellectual Property used by them and/or necessary for the operation of their respective businesses as currently conducted. Neither the Company nor any of its Subsidiaries is obligated to pay royalties to any Person for the use of any Intellectual Property.

(d)    To the Knowledge of the Company, the operation of the business of the Company and each of its Subsidiaries as currently conducted does not infringe or otherwise violate any third-party rights in Intellectual Property.
(e)    No Proceedings are currently pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property, and the Company has no Knowledge of any facts that would be grounds for any Person to challenge the Company’s or any of its Subsidiaries’ use and/or ownership of Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable measures to protect, maintain and enforce the material Owned Intellectual Property.
(f)    There are no Contracts, consents or stipulations to which the Company or any of its Subsidiaries is subject which would prevent such parties after the Closing from using any of the material Intellectual Property currently used in the business as currently conducted.
(g)    The Company and its Subsidiaries have developed, implemented, maintained and used appropriate administrative, organizational, technical and physical safeguards relating to the IT systems used in the business thereof. To the Knowledge of the Company, (i) such safeguards meet all applicable requirements imposed by Applicable Law; and (ii) there has not been a breach relating thereto.
Section 4.16    Labor Matters. (a) There are no collective bargaining or other labor union agreements currently in existence or being negotiated by the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is or may become a party or by which any of them is or may become bound, (b) no labor organization is certified or recognized as the representative of any employees of the Company or any of its Subsidiaries, (c) since January 1, 2015, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has encountered any material labor union organizing activity; (d) since January 1, 2015, neither the Company nor any of its Subsidiaries has had any employee strikes, work stoppages, slowdowns or lockouts, (e) there are no unfair labor practice charges or complaints pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries with respect to employees of the Company or any of its Subsidiaries and (f) no material Proceeding is currently pending against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, is threatened before the Equal Employment Opportunity Commission or other analogous state or local Governmental Authority. The Company and each of its Subsidiaries are, and to the Knowledge of the Company, have been since January 1, 2015, in compliance in all material respects with all Applicable Laws and Governmental Authorizations relating to labor and employment. Each employee of the Company and its Subsidiaries is properly classified and compensated for purposes of wage and hour Applicable Laws, and there are no wage and hour claims, administrative proceedings or lawsuits based on either federal or state law that could reasonably be expected to result in Liability in excess of $500,000, and, to the Knowledge of the Company, each and every employee of the Company and its Subsidiaries working at facilities located in the United States has provided requisite documentation to the Company or its Subsidiaries pursuant to Applicable Laws that such employee is legally authorized to be employed in the United States. Since January 1, 2015, the Company has not

effectuated (i) a “plant closing” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or facility of the Company.
Section 4.17    Employee Benefits.
(a)    Section 4.17(a) of the Company Disclosure Letter contains a list of all material Employee Benefit Plans. For these purposes, “Employee Benefit Plans” means “employee benefit plans” (as defined in Section 3(3) of ERISA), all bonus, pension, profit sharing, deferred compensation, incentive compensation, stock option, phantom stock, equity, equity-based, retirement, deferred compensation, vacation, employment, severance, disability, change in control, retention, fringe benefit, welfare, accident, death benefit, hospitalization, medical and all other compensation or benefit plans, programs, policies, agreements or arrangements (i) maintained, sponsored, or contributed to by the Company or any of its Subsidiaries, (ii) providing benefits or compensation to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or ERISA Affiliates (or any dependent or beneficiary thereof), or (iii) under or with respect to which the Company or any of its Subsidiaries has any liability or obligation, whether current or contingent. The Company has not made any binding commitment to establish, modify, change or terminate any Employee Benefit Plan that would materially increase the costs of such plan, other than as required by Applicable Law.
(b)    The Company has Made Available to Parent true and complete copies of: (i) the documents, if any, constituting each material Employee Benefit Plan, including a written description of any material Employee Benefit Plan that has not been reduced to writing, (ii) the trust agreement, group insurance contract or other funding arrangement with respect to each Employee Benefit Plan (if applicable), (iii) the most recent financial statements or actuarial valuation reports with respect to each Employee Benefit Plan (if applicable), (iv) the most recent annual report on Form 5500 filed with the Internal Revenue Service (the “IRS”) with respect to each Employee Benefit Plan (if applicable), (v) the most recent determination or opinion letter issued by the IRS for each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, and (vi) the most recent summary plan description (and all summaries of material modification thereto) for each Employee Benefit Plan (if applicable).
(c)    No Employee Benefit Plan is, and none of the Company, any of its Subsidiaries or any Person that, together with the Company or any of its Subsidiaries, within the past six (6) years would be treated as a single employer under Section 414 of the Code (each, an “ERISA Affiliate”) has any liability or obligation (whether current or contingent) under or with respect to: (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, or (iii) a plan that is subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA. No Employee Benefit Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or is funded in whole or in part by a “voluntary employee benefits association” within the meaning of Section 501(c)(9) of the Code.

(d)    No Employee Benefit Plan provides, and the Company and its Subsidiaries have no liability or obligation to provide, any welfare benefits (including, without limitation, death, life or medical benefits), whether or not insured, with respect to any former or current employee, or any spouse or dependent of any such employee, beyond the employee’s retirement or other termination of employment or service other than (i) coverage mandated by Part 6 of Title I of ERISA, Section 4980B of the Code or any similar state Law (“COBRA”), (ii) retirement or death benefits under any plan intended to be qualified under Section 401(a) of the Code, (iii) disability benefits that have been fully provided for by insurance under an Employee Benefit Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, or (iv) benefits in the nature of severance pay.
(e)    The execution and delivery by the Company of this Agreement does not, the execution and delivery of any other Transaction Documents to which the Company is a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, either alone or in conjunction with any other event (other than any event that independently triggers the results in the following clauses (i) - (ii) of this Section 4.17(e)), (i) entitle any current employee, officer, director or other service provider of the Company or any of its Subsidiaries to severance pay, (ii) except as provided in this Agreement, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Employee Benefit Plan, or (iii) result in any payment under any Employee Benefit Plan that would fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.
(f)    No Proceeding (excluding claims for benefits incurred in the ordinary course) is pending or, to the Knowledge of the Company, threatened in writing against or with respect to any Employee Benefit Plan. There are no audits, inquiries, investigations or other Proceedings pending or, to the Knowledge of the Company, threatened in writing by any Governmental Authority with respect to any Employee Benefit Plan (including for this purpose voluntary correction proceedings under the Employee Plans Compliance Resolution System (as defined in IRS Rev. Proc. 2013-12, as modified)).
(g)    Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code either: (i) has obtained a currently effective favorable determination notification, advisory or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS; or (ii) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination under Applicable Law; and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in the loss of any such plan’s qualified status.
(h)    Except as set forth on Section 4.17(h) of the Company Disclosure Letter, neither the Company nor any Subsidiary maintains sponsors, contributes to or has any material liability with respect to any employee benefit plan, program or arrangement that is subject to the Laws of any jurisdiction outside of the United States (each, a “Foreign Plan”). Each Foreign Plan has been maintained, funded and administered in compliance in all material respects with all Laws applicable thereto and the respective requirements of such Foreign Plan’s governing documents, and, except as would not reasonably be expected to have a Material Adverse Effect, no Foreign Plan has any unfunded or underfunded liabilities.
(i)    Except in each case as would not have a Material Adverse Effect:
(i)    each Employee Benefit Plan has been established, maintained and administered in compliance with its terms and with the requirements prescribed by all Laws applicable to such Employee Benefit Plan;
(ii)    all contributions and premium payments required to be made or accrued prior to or as of the Closing Date with respect to the Employee Benefit Plans have been timely made or accrued;
(iii)    all applicable annual reporting and other governmental filings required by ERISA and the Code with respect to each Employee Benefit Plan have been timely filed with the appropriate Governmental Authority and all legally required notices and disclosures have been timely provided to participants;
(iv)    the Company and its Subsidiaries have, for purposes of each relevant Employee Benefit Plan, correctly classified those individuals performing services for the Company or any Subsidiary as common law employees, leased employees, independent contractors or agents;
(v)    the Company and its Subsidiaries have complied and are in compliance with the requirements of COBRA;
(vi)    the Company and its Subsidiaries have complied and are in compliance with the requirements of the Patient Protection and Affordable Care Act of 2010 and the regulations and other generally applicable guidance thereunder with respect to any Employee Benefit Plan that is a “group health plan” as defined therein;
(vii)    each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since December 31, 2004 in compliance with then applicable guidance under Code Section 409A;
(viii)    there has been no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA with respect to any Employee Benefit Plan; and
(ix)    to the Knowledge of the Company, no fiduciary of any Employee Benefit Plan has any actual or contingent liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any plan or otherwise.

Section 4.18    Environmental Matters.
(a)    Except as set forth in Section 4.18(a) of the Company Disclosure Letter:
(i)    the operations of the Company and each of its Subsidiaries are, and for the past five (5) years have been in compliance in all material respects with Environmental Laws, which compliance includes obtaining, maintaining and complying in all material respects with all Environmental Permits;
(ii)    there is no Proceeding or, to the Knowledge of the Company, investigation relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened in writing, against or affecting the Company, any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned or operated by the Company, including the Real Property;
(iii)    neither the Company nor any of its Subsidiaries has entered into or assumed by Contract (including any settlement agreement, consent agreement or other similar agreement) or operation of law or otherwise, any material obligation, Liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws, nor has the Company nor any of its Subsidiaries received any request for information pursuant to CERCLA or any other Environmental Law that could reasonably be expected to lead to material Liability; and
(iv)    no facts, circumstances or conditions exist (including Releases of or exposure of any Person to Hazardous Materials) with respect to (A) the Company, any of its Subsidiaries, or any property currently owned, operated or leased or (B) to the Knowledge of the Company, any property formerly owned, operated or leased by the Company or any of its Subsidiaries, including the Real Property, or any property to or at which the Company or any of its Subsidiaries or predecessors transported, disposed of, or arranged for or permitted the treatment or disposal of Hazardous Materials, in each case that could reasonably be expected to result in the Company or any of its Subsidiaries incurring material Liability under Environmental Laws.
(b)    The Company and its Subsidiaries have Made Available to Parent copies of all material written reports, studies, correspondence and documents relating to the Company’s and any of its Subsidiaries’ compliance with Environmental Laws, the environmental condition of currently or formerly owned, operated or leased properties, including the Real Property, and any actual or potential Liabilities pursuant to Environmental Laws, to the extent that such documents are in the possession or reasonable control of the Company or its Subsidiaries or anyone under their respective control.
Section 4.19    Tax Matters.
(a)    The Company and each of its Subsidiaries have timely filed, or have caused to be timely filed on its behalf, all federal income and all other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. All Taxes due (whether or not shown to be due on such Tax Returns) have been timely paid.
(b)    The Company and each of its Subsidiaries has complied with all Applicable Laws relating to the payment and withholding of Taxes from employees and other persons.
(c)    There are no Liens for Taxes (other than Liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves for the payment of such Taxes exist on the books and records of the Company or any of its Subsidiaries in accordance with GAAP) on the assets of the Company or any of its Subsidiaries.
(d)    Neither the Company nor any of its Subsidiaries has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code within the five (5)-year period ending as of the date of this Agreement.
(e)    Neither the Company nor any of its Subsidiaries (i) has been a member of any affiliated group filing a consolidated Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries) or of any affiliated, consolidated, combined, or unitary group, as defined under applicable state, local or foreign Applicable Law (other than a group the common parent of which was the Company or any of its Subsidiaries) or (ii) has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise (other than resulting from a transaction, agreement or arrangement between or among the Company and its Subsidiaries and other than in connection with ordinary course lending, lease or other commercial agreements not primarily related to Tax).
(f)    No written claim or deficiency for any Taxes has been asserted against the Company or any of its Subsidiaries which has not been resolved and/or paid in full.
(g)    There are no pending Tax audits or examinations of any Tax Returns of the Company or any of its Subsidiaries relating to any Tax. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver is still outstanding.
(h)    Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(1).
(i)    There are no jurisdictions, in which the Company or any of its Subsidiaries do not file Tax Returns, that have asserted any claim in writing during the last three (3) years that the Company or any of its Subsidiaries is obligated to so file.
(j)    The Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(k)    The Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period or portion thereof ending after the Closing Date (i) under section 481 of the Code (or any similar provision of state, local or foreign Law) as a result of change in method of accounting for a period or portion thereof ending on or prior to the Closing Date, (ii) pursuant to the provisions of any agreement entered into with any taxing authority or pursuant to a “closing agreement” as defined in section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) as a result of any intercompany transactions or any excess loss account described in section 1.1502-19 of the Treasury Regulations (or any similar provision of state, local or foreign Law), (iv) as a result of the installment method of accounting, the completed contract method of accounting open transaction method, or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (v) as a result of any prepaid amount received on or prior to the Closing Date, (vi) as a result of any election under section 108(i) of the Code with respect to the discharge of any indebtedness on or prior to the Closing Date (or any similar provision of state, local or foreign Law) or (vii) as a result of any debt instrument held prior to the Closing that was acquired with “original issue discount” as defined in section 1273(a) of the Code or subject to the rules set forth in section 1276 of the Code.
(l)    Neither the Company nor any of its Subsidiaries (i) is a party to any joint venture, partnership, contract or other arrangement which is treated as a partnership for U.S. federal income Tax purposes, or (ii) owns a direct or indirect equity interest (for U.S. Tax purposes) in any Person other than another Subsidiary.
(m)    Neither the Company nor any of its U.S. Subsidiaries has a permanent establishment in any foreign country, as defined in the relevant tax treaty, if any, between the United States of America and such foreign country.
(n)    Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable ruling of other taxing authorities.
Nothing in this Section 4.19 (Tax Matters) will be construed as a representation or warranty with respect to the amount or availability of any net operating loss, capital loss or Tax credit or Tax basis of the Company or any Subsidiary in any taxable period (or portion thereof) beginning after the Closing Date.
Section 4.20    Products; Product Liability. Since January 1, 2014, (a) none of the products sold by the Company or any of its Subsidiaries have been the subject of a manufacturer’s product recall, (b) the Company and its Subsidiaries have not incurred uninsured Liabilities in any year exceeding $500,000 in the aggregate arising from (i) warranties (express or implied) relating to the sale of products, (ii) product returns or product services and (iii) any injury to any Person or property as a result of the ownership, possession, or use of any product manufactured, sold, leased or delivered by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there is no reasonable expectation of any change from this historical level of Liability exposure. No product manufactured, sold, or delivered by the Company or any of its Subsidiaries is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale that have been Made Available to Parent and its Representatives. Neither the Company nor any of its

Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened Proceeding arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, or delivered by the Company or any of its Subsidiaries and that involve an amount in controversy in excess of $500,000.
Section 4.21    Material Customers and Suppliers.
(a)    Section 4.21(a) of the Company Disclosure Letter sets forth (i) a complete and correct list of (A) the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole, as measured by the dollar amount of total sales by the Company and its Subsidiaries to each such customer, for the fiscal years ended January 2, 2016 and December 31, 2016 and the 9-months ended September 30, 2017 (the “Material Customers”), and (B) the ten (10) largest suppliers of the Company and its Subsidiaries, taken as a whole, as measured by the dollar amount of total sales to the Company and its Subsidiaries by each such supplier, for the fiscal years ended January 2, 2016 and December 31, 2016 and the 9-months ended September 30, 2017 (the “Material Suppliers”), and (ii) the amount of total sales (A) by the Company and its Subsidiaries to each Material Customer, and (B) by each Material Supplier to the Company and its Subsidiaries, as applicable, for the such periods.
(b)    Since January 1, 2014: (i) no Material Customer (A) has terminated any Contract with the Company or any of its Subsidiaries or (B) notified the Company or any of its Subsidiaries in writing that it is planning (whether by cancelling, terminating or materially and adversely modifying any such Contract or otherwise) to stop, or materially decrease the rate of, buying products or services from the Company or any of its Subsidiaries; and (ii) no Material Supplier (A) has terminated any Contract with the Company or any of its Subsidiaries or (B) notified the Company or any of its Subsidiaries in writing that it is planning (whether by cancelling, terminating or materially and adversely modifying any such Contract or otherwise) to terminate or materially reduce its business with the Company or any of its Subsidiaries.
Section 4.22    Personal Property. Section 4.22 of the Company Disclosure Letter sets forth (a) a list of all material tangible personal property other than machinery and equipment owned by the Company or any Subsidiary (the “Owned Personal Property”), and (b) a list of all material tangible personal property other than machinery and equipment leased by the Company or any Subsidiary (the “Leased Personal Property” and, together with the Owned Personal Property, the “Personal Property”) and a true and complete list of each lease or other Contract under which the Company or any Subsidiary leases, subleases or licenses such Leased Personal Property. The Company or a Subsidiary thereof is the true and lawful owner of, and holds good and valid title to, the Owned Personal Property and the machinery and equipment of owned by Company or any of its Subsidiaries free and clear of all Liens (other than Permitted Liens). The Company and each Subsidiary have a valid and enforceable leasehold interest in each Leased Personal Property and leased machinery and equipment under which it is a lessee, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting creditors’ rights generally or (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies. All items of Personal Property have been maintained in all material respects in accordance with generally accepted industry practice and are in good operating condition and repair, ordinary wear and tear excepted and except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.
Section 4.23    Inventory. All inventory of the Company and its Subsidiaries, whether or not reflected in the Latest Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company and its Subsidiaries free and clear of all Liens (other than Permitted Liens), and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive and are consistent with past practices of the Company and its Subsidiaries.
Section 4.24    Accounts Receivable. The accounts receivable reflected on the Latest Balance Sheet: (a) and the accounts receivable arising after the date thereof have arisen from bona fide transactions entered into by the Company and its Subsidiaries involving the actual sale of goods or the actual rendering of services in the ordinary course of business consistent with past practice; (b) and the accounts receivable arising between the date of the Latest Balance Sheet and the date hereof constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) and the accounts receivable arising after the date thereof have subject to a reserve for bad debts shown on the Latest Balance Sheet or, with respect to accounts receivable arising after the date of the Latest Balance Sheet, on the accounting records of the Company, are collectible in full in the normal and ordinary course of business consistent with past practice. The reserve for bad debts shown on the Latest Balance Sheet or, with respect to accounts receivable arising after the date of the Latest Balance Sheet, on the accounting records of the Company, have been determined in accordance with the Accounting Standards.
Section 4.25    Affiliate Transactions. No officer, director, employee, manager, partner, securityholder or Affiliate of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Affiliate or any spouse, grandparent, parent, sibling, or child of such Person, (i) is a party to any Contract, commitment or transaction with the Company or any of its Subsidiaries (except compensation paid to officers, directors and employees of the Company or any of its Subsidiaries in the ordinary course of business) (each, an “Affiliate Agreement”), or (ii) directly or indirectly, owns or otherwise has any right, title or interest in, to or under any material property or asset, tangible or intangible, that is used by the Company or any of its Subsidiaries and is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole.
Section 4.26    Indebtedness. With respect to each item of Indebtedness of the Company and its Subsidiaries (including Indebtedness owed with respect to the Senior Notes and the Employee Notes, respectively), the Company and its Subsidiaries are not in default and no payments are past due. In addition, the Company is and has been in compliance in all material respects with all covenants under the Senior Notes Indenture and the Senior Notes. Neither the Company nor any

of its Subsidiaries has received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of such Indebtedness. None of the Company or any of its Subsidiaries has guaranteed or is responsible or has any Liability for any Indebtedness of any other Person and has not guaranteed any other obligation of any other Person.
Section 4.27    Bank Accounts. Section 4.27 of the Company Disclosure Letter sets forth a correct and complete list of all accounts maintained by or for the benefit of the Company and each of its Subsidiaries at any bank or other financial institution, and provides the following information with respect to each such account: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account, or draw thereon, make withdrawals therefrom or otherwise have access thereto.
Section 4.28    Books and Records. The minute books of the Company and each of the Subsidiaries, all of which have been Made Available to Parent, reflect in all material respects all meetings and other corporate, limited liability company or other organizational actions of its equityholders, stockholders, members, or managers and the board of directors (or other similar governing body) and committees thereof, and all meetings of, or actions to be taken by, any such equityholders, stockholders, members, managers, board of directors (or other similar governing) or committees thereof are contained in such minute books, except where the failure to record minutes and/or hold a meeting would not result in a Material Adverse Effect.
Section 4.29    Brokers. Except for Intrepid Investment Banks LLC, there is no investment banker, broker, finder or other intermediary entitled to any fee or commission in connection with the Merger based upon arrangements or agreements made by or on behalf the Company or any of its Subsidiaries.
Section 4.30    State Anti-Takeover Statutes. No “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Applicable Law (collectively, “Takeover Laws”) of any jurisdiction is applicable to the Company, any of its Subsidiaries, the shares of Company Stock, this Agreement, the other Transaction Documents or any of the transactions contemplated hereby or thereby, including the Merger.
Section 4.31    No Additional Representations. Except for the representations and warranties made by the Company in this Article IV and the representations and warranties set forth in the certificate referenced in Section 9.02(a), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Subsidiary or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Subsidiary acknowledge the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Subject to Section 14.04, except as disclosed in the Parent SEC Documents filed before the date of this Agreement or as set forth in the Parent Disclosure Letter, Parent and Merger Subsidiary hereby, jointly and severally, represent and warrant to the Company that:
Section 5.01    Organization and Good Standing.
(a)    Parent, Merger Subsidiary and each of their respective Subsidiaries are each duly organized, validly existing and in good standing under the Applicable Laws of their respective jurisdiction of incorporation, formation or organization, as applicable, and have all necessary corporate, limited liability company or other organizational power and authority, as the case may be, to carry on their business as presently conducted, and to own, lease and operate their respective assets and properties. Parent, Merger Subsidiary and each of their respective Subsidiaries are duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity, as the case may be, and are each in good standing (if applicable) in each jurisdiction in which their respective ownership, leasing or operation of assets or properties or the nature of their activities requires such qualification or license, except where the failure to be so duly qualified or licensed has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    The copies of the Organizational Documents of Parent as most recently filed with the Parent SEC Documents are correct and complete copies of such documents as in effect as of the date of this Agreement. Parent has Made Available to the Company correct and complete copies of the Organizational Documents of Merger Subsidiary. None of Parent or Merger Subsidiary is in violation of any of the provisions of its Organizational Documents.
Section 5.02    Corporate Authorization. Each of Parent and Merger Subsidiary has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby (including the Merger). The execution, delivery and performance of this Agreement by each of Parent and Merger Subsidiary and the consummation of the transactions contemplated hereby (including the Merger) by each of Parent and Merger Subsidiary have been duly authorized by all necessary corporate action on the part thereof. This Agreement has been duly executed and delivered by each of Parent and Merger Subsidiary and, assuming due authorization, execution and delivery by the Company and the Stockholder Representative, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03    Governmental Authorization. No Governmental Authorization is required to be made or obtained by Parent or Merger Subsidiary in connection with the execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby (including the Merger), other than (a) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware, (b) such Governmental Authorizations as may be required under Antitrust Laws, (c) the filing with the SEC of (i) the Form D for the Stock Consideration pursuant to Regulation D of the 1933 Act, and (ii) such reports as may be required to comply with any applicable requirements of the 1934 Act, (d) such Governmental Authorizations as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country or the rules or regulations of Nasdaq, and (e) any other Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.04    Non-contravention. Neither the execution, delivery and performance of this Agreement and the other Transaction Documents to which Parent or Merger Subsidiary is a party, nor the consummation of the transactions contemplated hereby or thereby (with or without the passage of time or the giving of notice, or both) will:
(a)    contravene, conflict with or result in a violation or breach of, constitute a default under or give a right to terminate, amend or cancel under, (i) the respective Organizational Documents of Parent, Merger Subsidiary or any of their respective Subsidiaries, or (ii) any (A) Orders or (B) Applicable Laws, in each case, binding upon or applicable to Parent, Merger Subsidiary or any of their respective Subsidiaries or by which they or any of their respective properties or assets are bound, except in the case of clause (B), any such items that would not reasonably be expected to have a Parent Material Adverse Effect;
(b)    contravene, conflict with, result in a violation or breach of, constitute a default under, in each case in any material respect, or give a right to terminate, amend, accelerate or cancel under, any of the terms or conditions of any material Contract to which Parent, Merger Subsidiary or any of their respective Subsidiaries is a party or by which Parent, Merger Subsidiary or any of their respective Subsidiaries or any of their respective properties or assets are bound, except as would not reasonably be expected to have a Parent Material Adverse Effect; or
(c)    result in the creation or imposition of any Lien upon any of the assets of the Parent or any of its Subsidiaries, other than Permitted Liens.
Section 5.05    Capitalization.
(a)    The authorized capital stock of Parent (“Parent Securities”) consists of (a) 2,000,000 shares of preferred stock, $1.00 par value per share, of which no shares are outstanding, and (b) 40,000,000 shares of Parent Common Stock, of which 16,059,183 shares are issued and outstanding as of November 27, 2017. The outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Parent stockholder. Parent has not granted any preemptive or similar rights, purchase option, rights of first refusal or other similar rights with respect to any of such capital stock or other equity securities of Parent and (other than awards granted under stock plans of Parent) there are no offers, options, warrants, rights, agreements or commitments of any kind granted by Parent relating to the issuance, conversion, registration, voting, sale or transfer of capital stock or any other equity securities of Parent or obligating Parent to purchase or redeem any of such capital stock or other equity securities. Parent has no outstanding Indebtedness or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders or equityholders of Parent on any matter. There are no voting trusts or other binding agreements or binding understandings with respect to the voting of the capital stock or other equity interests of Parent to which Parent is a party and Parent is not party to or bound by any stockholders agreement, registration rights agreement or other similar agreement or understanding.
(b)    The authorized, issued, and outstanding capital stock and other equity securities of each of Parent’s Subsidiaries (“Parent Subsidiary Securities”) and the name of each record holder of such issued and outstanding Parent Subsidiary Securities are set forth in Section 5.05(b) of the Parent Disclosure Letter. All of the issued and outstanding shares of capital stock of each of Parent’s Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid, and nonassessable and were not issued in violation of any securities laws. All of the outstanding Parent Subsidiary Securities are owned of record and beneficially by Parent. Neither Parent nor any of its Subsidiaries has granted any preemptive rights, rights of first refusal or other similar rights with respect to any of the Parent Subsidiary Securities and there are no offers, options, warrants, rights or Contracts of any kind granted by Parent or any of Parent’s Subsidiaries relating to the issuance, conversion, registration, voting, sale or transfer of Parent Subsidiary Securities or obligating Parent or any of its Subsidiaries to purchase or redeem any Parent Subsidiary Securities. No Subsidiary of Parent has any outstanding Indebtedness or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the equityholders of such Subsidiary on any matter. There are no voting trusts or other Contracts with respect to the voting of any of the Parent Subsidiary Securities to which Parent or any of its Subsidiaries is a party and no Subsidiary of Parent is party to or bound by any stockholders agreement, registration rights agreement or other similar Contract. Merger Subsidiary has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and has engaged in no other business activities.
(c)    The shares of Parent Common Stock to be issued by Parent as part of the Merger Consideration will be, when issued in accordance with the terms of this Agreement, validly issued, fully paid and non-assessable, free and clear of any Liens and restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws or under the Lock-Up and Investment Representation Letter and not subject to any preemptive rights created by statute, the Organizational Documents of Parent, or any Contract to which Parent is a party or by which it is bound.

Section 5.06    Compliance with Laws. Parent and each of its Subsidiaries are, and since January 1, 2014, have been, in compliance with all Applicable Laws and Governmental Authorizations, except where such non-compliance would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written, or the Knowledge of Parent, other notice, Order, or other communication from any Governmental Authority of any alleged, actual or potential Liability or violation of or failure to comply with any Applicable Laws, other than Liabilities, violations or failures that have been cured or remedied without resulting in any material Liability to Parent or any of its Subsidiaries.
Section 5.07    Litigation. (a) There is no uninsured Proceeding currently pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective businesses, properties or assets or, to the Knowledge of Parent, any officer, director or employee of the Company or any of its Subsidiaries in their capacities as such that would reasonably be expected to have a Parent Material Adverse Effect; and (b) there are no unsatisfied Orders against or affecting Parent or any of its Subsidiaries or any of their respective businesses, properties or assets that would reasonably be expected to have a Parent Material Adverse Effect.
Section 5.08    Financial Statements; Undisclosed Liabilities; SEC Filings; Internal Controls.
(a)    Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with Accounting Standards applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of Parent and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).
(b)    Neither Parent nor any of its Subsidiaries has any liability of any kind arising out of or related to facts, events, transactions, occurrences, or actions or inactions arising prior to the date hereof that would have been required to be reflected on, reserved against or otherwise described in the Parent Financial Statements in accordance with the Accounting Standards and were not so reflected, reserved against or described thereon, other than: (i) Liabilities and obligations which have arisen since July 31, 2017 in the ordinary course of business; (ii) Liabilities that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (iii) Liabilities and obligations contemplated by this Agreement; and (iv) Liabilities and obligations arising out of any Contracts to which Parent or any of its Subsidiaries is a party thereto.
(c)    Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).
(d)    No Subsidiary of Parent is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.
(e)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(f)    Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(g)    Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of Parent has, in material compliance with Rule 13a-15 under the 1934 Act, designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities, and disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s Internal Controls.
(h)    Since January 1, 2016, Parent and its Subsidiaries have established and maintained a system of Internal Controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s consolidated financial reporting and the preparation of Parent’s consolidated financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Internal Controls over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Internal Controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Internal Controls over financial reporting.
(i)    Since January 1, 2016, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 5.09    Absence of Certain Changes and Events. Except as expressly contemplated by this Agreement or any other Transaction Document, since July 31, 2017, (a) Parent and each of its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects, (b) there has not been any event, condition, occurrence, contingency or development that has had or would reasonably be expected to have a Parent Material Adverse Effect, and (c) neither Parent nor any of its Subsidiaries has taken any action that would be prohibited by the clauses of Section 7.01 below if taken after the date of this Agreement without the prior written consent of the Company.
Section 5.10    Brokers. Except for Robert W. Baird & Co. Incorporated and Houlihan Lokey Capital, Inc., there is no investment banker, broker, finder or other intermediary entitled to any fee or commission in connection with the Merger based upon arrangements or agreements made by or on behalf Parent or any of its Subsidiaries.
Section 5.11    Financing.
(a)    Parent has delivered to the Company a true, correct and complete copy of a fully executed debt commitment letter (including all annexes, schedules and exhibits thereto and any related fee letters, the “Debt Commitment Letter”) (solely, in the case of the fee letters, with only the fee amounts, pricing, “market flex” provisions and other economic terms contained therein redacted) from the Financing Arrangers party thereto, pursuant to which such Financing Arrangers have committed, on the terms and subject to the conditions set forth therein, to provide debt financing in the amount set forth therein (the “Debt Financing”). The Debt Commitment Letter is in full force and effect as of the date hereof, does not contain any material misrepresentations by Parent and is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, in each case except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to the enforcement of creditors’ rights generally or by general principles of equity. As of the date hereof, (i) the Debt Commitment Letter has not been amended or modified, and, to the Knowledge of Parent, no amendment or modification to the Debt Commitment Letter is being contemplated (other than amendments or modifications solely to add lenders, lead arrangers, bookrunners, agents, syndication agents, documentation agents, or similar entities), and (ii) the commitments set forth in the Debt Commitment Letter have not been withdrawn or rescinded in any respect and, to the Knowledge of Parent, no such withdrawal or rescission is being contemplated. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing at the Closing other than the conditions set forth in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a material default or breach on the part of Parent or its Affiliates, as the case may be, and to the Knowledge of Parent or its Affiliates, as the case may be, any other parties thereto, under any term or condition of the Debt Commitment Letter. To the extent required, Parent or its Affiliate, as the case may be, has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date of this Agreement in connection with the Debt Commitment Letter in accordance with the Debt Commitment Letter. As of the date hereof, there are no side letters or other arrangements related to the funding or investing, as applicable, of the Debt Financing other than as expressly set forth in or expressly contemplated by the Debt Commitment Letter. As of the date of this Agreement, assuming that the conditions in Sections 9.01 and 9.02 have been satisfied, (a) Parent has no reason to believe that any of the conditions to the Debt Financing will fail to be satisfied on the Closing Date and (b) Parent has no reason to believe that any portion of the Debt Financing to be made available on the Closing Date pursuant to the Debt Commitment Letter will not be made available to Parent on the Closing Date.
(b)    Assuming the accuracy of the representations and warranties in Article IV to the extent necessary to satisfy the conditions in Section 9.02(a) and the receipt by Parent of the proceeds of the Debt Financing, Parent will have sufficient funds to satisfy all of Parent’s and Merger Subsidiary’s obligations under this Agreement, including the payment of the Cash Merger Consideration and the payment of all fees and expenses of Parent and Merger Subsidiary related to the transactions contemplated by this Agreement.
Section 5.12    Solvency. None of Parent or Merger Subsidiary is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Merger Subsidiary is Solvent as of the date of this Agreement, and, assuming the satisfaction of the conditions to Parent’s and Merger Subsidiary’s obligations to consummate the transactions contemplated by this Agreement and assuming the accuracy of the representations and warranties of the Company set forth in Article IV, Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement (including the Debt Financing and the payment of the aggregate amounts payable pursuant to Article II and the payment of all fees, costs and expenses to be paid by Parent related to the transactions contemplated by this Agreement, including such fees, costs and expenses relating to the Debt Financing), be Solvent at and immediately after the Effective Time. As used in this Section 5.12, the term “Solvent” means that, as of any date of determination and with respect to any Person: (i) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (ii) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (iii) such Person and its Subsidiaries, taken as a whole, do not have debts, including current obligations, beyond their ability to pay such debts as such debts mature in the ordinary course of business.
Section 5.13    Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that none of Parent and Merger

Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives.
Section 5.14    No Additional Representations. Except for the representations and warranties made by Parent and Merger Subsidiary in this Article V and the representations and warranties set forth in the certificate referenced in Section 9.03(a), none of Parent, Merger Subsidiary or any other Person makes any other express or implied representation or warranty with respect to Parent, Merger Subsidiary or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and the Company acknowledges the foregoing.
ARTICLE VI
COVENANTS OF THE COMPANY
Section 6.01    Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Letter, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date hereof and until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice (including, but not limited to, the payment of all outstanding accounts payable of the Company and its Subsidiaries in the ordinary course consistent with past practice, utilizing any early payment discounts made available under the applicable invoices and corresponding Contracts in the ordinary course consistent with past practice, and the collection of all outstanding accounts receivable of the Company and its Subsidiaries in the ordinary course consistent with past practice), and to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, and to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Letter, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date hereof and until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:
(a)    amend its Organizational Documents;
(b)    (i) split, combine or reclassify any Company Securities or any Company Subsidiary Securities, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, or (C) as required by any Employee Benefit Plan as in effect on the date of this Agreement;
(c)    issue, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, (B) the issuance of shares of Company Stock as required by any Employee Benefit Plan as in effect on the date of this Agreement, and (C) awards granted under the Company Stock Plans to newly hired employees in the ordinary course of business and consistent with the past practice of making awards available to newly hired employees in similar positions;
(d)    incur any capital expenditures or any obligations or Liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Letter and (ii) any unbudgeted capital expenditures not to exceed $250,000 individually or $500,000 in the aggregate, in each case, for each fiscal quarterly period;
(e)    adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries (other than the dissolution of any inactive Subsidiary of the Company and reorganizations solely among Subsidiaries of the Company);
(f)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any properties, interests or businesses, or any assets or securities in connection with the acquisition of properties, interests or businesses, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $500,000;
(g)    sell, lease or otherwise transfer, or create or incur or otherwise subject to any Lien (other than Permitted Liens), any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses (whether by way of merger, consolidation, sale of stock or assets, or otherwise); provided, that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, selling, leasing, or disposing of assets or obsolete equipment being replaced, or granting of non-exclusive licenses under Owned Intellectual Property, in each case in the ordinary course of business consistent with past practice;
(h)    (i) repurchase, prepay or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with the financing of ordinary course trade payables consistent with past practice or (B) accounts payable in the ordinary course of business consistent with past practice), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than accounts receivable and extensions of credit in the ordinary course of business consistent with past practices and advances of expenses to employees in the ordinary course of business consistent with past practice);
(i)    write off, forgive, waive, discount or otherwise cancel, in whole or in part, any accounts receivable of the Company or any of its Subsidiaries, other than as required by GAAP or Applicable Law and in the ordinary course of business consistent with past practices;
(j)    enter into, amend, extend, renew, restate, or otherwise modify in any material respect, or consent to the termination of (other than at its stated expiry date), or waive, release, relinquish or assign any material rights or claims under, any Material Contract or any other Contract that, if in effect as of the date hereof would constitute a Material Contract;
(k)    enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, would reasonably be expected to have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;
(l)    except (w) as required by the terms of any Employee Benefit Plan as in effect on the date of this Agreement, (x) in the ordinary course of business consistent with past practice, or (y) disclosed on Section 6.01(l) of the Company Disclosure Letter: (i) hire any new employee to whom a written offer of employment has not previously been made and accepted prior to the date of this Agreement, (ii) grant to any director or executive officer of the Company or any of its Subsidiaries any material increase in compensation, bonus or benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) make any Person a participant in or party to any severance plan (other than in connection with the hiring or promotion of such Person to a position that generally would participate in such plan in the ordinary course of business consistent with past practice) or grant any material increase in severance compensation, or (iv) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under, any Employee Benefit Plan or any plan, agreement, program, policy, trust, fund, or other arrangement that would be an Employee Benefit Plan if it were in existence as of the date of this Agreement, or make any contribution to any Employee Benefit Plan, other than contributions that are required by Applicable Law or the terms of such Employee Benefit Plan as in effect on the date hereof;
(m)    make any change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the 1934 Act;
(n)    sell or factor any accounts receivable of the Company or any of its Subsidiaries;
(o)    institute, settle, or compromise any uninsured Proceeding involving (i) the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding

$100,000 in any individual case, (ii) a conduct remedy or injunctive or similar relief or (iii) a restrictive impact on the business of the Company or any of its Subsidiaries, other than (x) any Proceeding brought against Parent or Merger Subsidiary arising out of a breach or alleged breach of this Agreement by Parent or Merger Subsidiary, (y) the settlement of Liabilities reserved against on the Last Balance Sheet, and (z) as required by their terms of any settlement as in effect on the date of this Agreement and Made Available to Parent;
(p)    (i) settle or compromise any material Tax claim, audit, or assessment, (ii) make or change any material Tax election except as consistent with past practice, change any annual Tax accounting period, or adopt or change any material method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries, or (v) take any Tax deduction for the Chieffe Payments (or any portions thereof);
(q)    enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;
(r)    abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material Owned Intellectual Property, or grant any right or license to any material Owned Intellectual Property other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;
(s)    notwithstanding any of the foregoing, either (i) purchase, lease, license, or otherwise acquire any interest in any real property not constituting Owned Real Property or Leased Real Property as of the date hereof, (ii) sell, lease, pledge (as security or otherwise) or otherwise divest any interest in any Owned Real Property or Leased Real Property, or any interests therein, to any third party, or grant any option, right of first offer, right of first refusal, right of purchase or other similar right with respect to any Owned Real Property or Leased Real Property, in each case whether now owned or hereafter acquired, (iii) create any Lien on any Owned Real Property or Leased Real Property, or (iv) amend, extend, renew, restate, terminate, or otherwise modify any Lease; or
(t)    agree, authorize or commit to do any of the foregoing.
Section 6.02    Exclusive Dealing. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article X, the Company shall not, and shall cause its Subsidiaries not to, take any action to knowingly encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, or enter into any Contract (other than to or with Parent and its Affiliates and representatives) concerning any Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to: (a) cease immediately and cause to be terminated, all existing discussions or negotiations with any Third Party conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal; and (b) notify Parent promptly (but in no event later than 72 hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Acquisition Proposal, or any inquiry that could reasonably be expected to lead to an Acquisition Proposal.
Section 6.03    Access to Information. From the date hereof until the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article X, and subject to Applicable Law and the Confidentiality Agreement, the Company shall, and shall cause its Subsidiaries to, (a) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours to the offices, properties (including each Real Property), personnel, books and records of the Company and its Subsidiaries to perform such studies, surveys, tests, inspections and investigations thereof as may be reasonably required by Parent, (b) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Parent in such access, and (c) furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request; provided, however, that Parent will not be permitted to conduct any drilling or other invasive environmental sampling without the prior written consent of the Company. Any access pursuant to this Section 6.03 shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company.
Section 6.04    Real Estate Documents. Following the date of this Agreement:
(a)    The Company shall request in writing from the landlord under each Lease, each of the following documents (in each case, to the extent that the applicable Lease requires the landlord to deliver or attempt to deliver the same): (i) an estoppel certificate in form and substance reasonably acceptable to Parent (or, if applicable, in the form required by the Lease), which shall be addressed to (or entitled to be relied upon by) the Company (or its applicable Subsidiary) and Parent (each, a “Landlord Estoppel”), and (ii) an executed and acknowledged memorandum of lease in recordable form and otherwise in form and substance acceptable to Parent, to the extent no such memorandum exists and remains in effect with respect to such Lease as of the Effective Time (each, an “MOL”). The Company shall use good faith efforts to obtain and deliver all fully executed and acknowledged Landlord Estoppels and MOLs prior to the Effective Time.
(b)    At Parent’s reasonable request, the Company shall deliver, or cause to be delivered, to Parent any affidavits or other similar instruments reasonably required by Parent or its title insurance company in connection with the issuance to Parent (or the Company or any of its applicable Subsidiaries) of any ALTA owner’s or leasehold title insurance policy with respect to any Real Property, or any endorsements to any existing policy or policies, including, without limitation, customary owner’s or tenant’s affidavits, non-imputation affidavits (together with any financial information reasonably required in connection therewith), survey affidavits, and other similar instruments, in each case in form and substance reasonably acceptable to the Company and the title insurer.
(c)    For the avoidance of doubt, (i) if any Landlord Estoppel and MOL has not been obtained by or on behalf of the Company, Parent shall continue to be obligated to consummate the transactions contemplated hereby on the terms contemplated herein and subject only to the satisfaction or waiver of the conditions set forth in Section 9.01 and Section 9.02 and (ii) the failure of the Company to obtain any or all Landlord Estoppels or MOLs shall not constitute a failure to satisfy the condition set forth in Section 9.02(a)(i).
Section 6.05    No Impeding Actions. Except as otherwise expressly contemplated by this Agreement and except with respect to any Financing or Consent Solicitation (which shall be governed by Sections 8.09 and 8.10, respectively), the Company agrees that, from the date hereof to the Effective Time, it shall not, and it shall cause its Subsidiaries not to: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to consummating the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other transactions contemplated under this Agreement.
ARTICLE VII
COVENANTS OF PARENT AND MERGER SUBSIDIARY
Section 7.01    Conduct of Parent. Except for matters set forth in Section 7.01 of the Parent Disclosure Letter, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), between the date hereof and the Effective Time, as applicable, Parent shall not, nor shall it permit any of its Subsidiaries to:
(a)    amend its Organizational Documents;
(b)    declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any capital stock of Parent or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent;
(c)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any properties, interests or businesses, or any assets or securities in connection with the acquisition of properties, interests or businesses, if such acquisition could reasonably be expected to (i) impose any delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Authorization or Order necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (iii) otherwise delay or prevent the consummation of the transaction contemplated by this Agreement;
(d)    take any action that would reasonably be expected to materially interfere with Parent’s ability to have, as of the Effective Time, funds sufficient to fully fund the payment of the Cash Merger Consideration and the payment of all fees and expense of Parent and Merger Subsidiary related to the transactions contemplated by this Agreement; or
(e)    agree, authorize or commit to do any of the foregoing.

Section 7.02    Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Immediately after the execution and delivery of this Agreement, Parent, as the sole stockholder of Merger Subsidiary, shall approve and adopt this Agreement (including the Merger).
Section 7.03    Indemnification and Insurance. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:
(a)    All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, rights under employment agreements and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a present or former director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Person”) as provided in the Organizational Documents of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any indemnification agreement, employment agreement, or others agreement containing any indemnification provisions, including any employment agreements, between such Indemnified Person and the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement and disclosed in Section 7.03(a) of the Company Disclosure Letter, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.
(b)    For six years after the Effective Time, Parent and the Surviving Corporation (jointly and severally) shall indemnify and hold harmless all Indemnified Persons to the fullest extent permitted by the DGCL and any other Applicable Law in the event of any threatened or actual Proceeding or investigation, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to actions or omissions in their capacity as a director (including in a capacity as a member of any board committee), officer, employee or agent of the Company, any of its Subsidiaries or any of their respective predecessors occurring at or prior to the Effective Time, including in connection with this Agreement or any of the transactions contemplated hereby, against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, Proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law upon receipt of any undertaking required by Applicable Law by such Indemnified Person to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a Governmental Authority of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under Applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding or investigation; provided, however, the neither Parent nor the Surviving Corporation shall be liable for any settlement, compromise or consent to the entry of any judgment without their prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding or investigation for which indemnification could be sought by an

Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding or investigation or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent (which shall not be unreasonably withheld, conditioned or delayed). Parent and the Surviving Corporation shall cooperate with an Indemnified Person in the defense of any matter for which such Indemnified Person could seek indemnification hereunder.
(c)    Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay, in either case at the Company’s expense, the aggregate premium (the “Aggregate Tail Premium”) for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided that the per annum amount of the Aggregate Tail Premium for such “tail” insurance policy shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year (such maximum amount per annum, the “Maximum Tail Premium”) and if the per annum amount of the Aggregate Tail Premium for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a different “tail” policy with the greatest coverage available where the per annum amount of the Aggregate Tail Premium does not exceed the Maximum Tail Premium.
(d)    If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.03 (including this Section 7.03(d)).
(e)    The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Indemnified Person may have under the Organizational Documents of the Company or any of its Subsidiaries, under the DGCL or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 7.03 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.
(f)    In the event any Indemnified Person institutes a Proceeding against Parent to enforce the indemnity and other obligations provided in this Section 7.03 and prevails as determined in a final and non-appealable judgment of a Governmental Authority of competent jurisdiction, then Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, incurred by such Indemnified Person in conducting such Proceeding.
Section 7.04    Employee Matters.
(a)    With respect to employees of the Company or its Subsidiaries immediately before the Effective Time (“Company Employees”), for a period of twelve (12) months following the Closing (or, if earlier, the termination of the applicable Company Employee’s employment with Parent, the Surviving Corporation and their Affiliates), Parent shall, or shall cause the Surviving Corporation to provide to such Company Employee (i) base salary or wage rate (as applicable), commission and annual incentive opportunity that are not less than the base salary or wage rate (as applicable), commission and annual incentive opportunity provided to such Company Employee immediately before the Effective Time, and (ii) benefits (excluding equity awards) that have a value that is substantially comparable in the aggregate to the benefits provided to the Company Employee immediately prior to the Effective Time.
(b)    Without limiting the generality of Section 7.04(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue (without modification, other than any modification agreed to by the participant affected thereby) during the twelve (12) month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, bonus, incentive compensation, commission, change in control, retention and termination plans and agreements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), in each case, to the extent the Company or any Subsidiary would have been required to perform such plans or agreements.
(c)    With respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their Affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary under the comparable Employee Benefit Plans) shall be treated as service with Parent, the Surviving Corporation or their Affiliates; provided, however, that such service need not be recognized for purposes of benefit accrual under any defined benefit pension plan or to the extent that such recognition would result in any duplication of benefits.
(d)    Parent shall waive, or shall cause the Surviving Corporation or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Parent, the Surviving Corporation or any of their Affiliates in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time. Parent shall recognize, or shall cause the Surviving Corporation or any of its Affiliates to recognize, the dollar amount of all payments incurred by each Company Employee (and his or her eligible dependents) under any applicable Employee Benefit Plan during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible, co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans in which such Company Employee will be eligible to participate from and after the Effective Time.
(e)    If prior to Closing the aggregate bonus payments accrued as of the Closing Date and included in the calculation of the Estimated Closing Net Working Capital (the “Aggregate Accrued Bonus Amount”) have not been paid by the Company in accordance with the Company’s existing bonus plans as of the Closing Date (the “Existing Bonus Plans”) to the employees of the Company as of immediately prior to the Effective Time (such employees, the “Bonus Recipients”), then if the Merger is consummated, Parent shall cause the Surviving Corporation to pay bonuses to the Bonus Recipients in the amounts directed in writing by the Company at or prior to Closing in an aggregate amount equal to the Aggregate Accrued Bonus Amount on or before February 28, 2018.
(f)    Nothing contained in this Section 7.04 shall be construed (i) to create any third-party beneficiary rights in any employee or former employee of the Company or any Subsidiary (or any dependent or beneficiary thereof), (ii) to affect in any way any such employee’s status as an “at will” employee or provide any such employee with a right to continued employment with Parent, the Surviving Corporation or any Subsidiary for any specified period, or (iii) to require Parent, the Surviving Corporation or any Subsidiary to continue any employee benefit plan or limit in any way the ability of the Parent, the Surviving Corporation or any Subsidiary to establish, amend, modify or terminate any employee benefit plan.
Section 7.05    No Impeding Actions. Except as otherwise expressly contemplated by this Agreement and except with respect to any Financing or Consent Solicitation (which shall be governed by Sections 8.09 and 8.10, respectively), each of Parent and Merger Subsidiary agrees that, from the date hereof to the Effective Time, it shall not, and it shall cause its Subsidiaries not to: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to consummating the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Subsidiary to consummate the Merger or the other transactions contemplated under this Agreement.
Section 7.06    Rule 144.
(a)    The shares of Parent Common Stock being issued as part of the Stock Consideration are “restricted securities” as defined in Rule 144 promulgated under the 1933 Act (“Rule 144”) and will be subject to a lock-up period of six (6) months pursuant to the Lock-Up and Investment Representation Letter with the Accredited Stockholders receiving the Stock Consideration.
(b)    With a view to making available to Accredited Stockholders the benefits of Rule 144 and any other similar rule or regulation of the SEC that may at any time permit Accredited Stockholders to sell securities of Parent to the public without registration, for a period of twelve (12) months from the Closing Date, Parent agrees to use commercially reasonable efforts to:

(i)    make and keep adequate current public information available, as those terms are understood and defined in Rule 144;
(ii)    file with the SEC in a timely manner all reports and other documents required of Parent under the 1933 Act and the 1934 Act, for so long as Parent remains subject to such requirements, and the filing of such reports and other documents as is required for sales under Rule 144;
(iii)    submit electronically and post on its corporate web site, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T; and
(iv)    furnish to Accredited Stockholders, promptly upon written request, (A) to the extent accurate, a written statement by Parent that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act and (B) such other information as may be reasonably requested to permit Accredited Stockholders to sell such securities pursuant to Rule 144 without registration.
(c)    Provided the requirements of Rule 144 as heretofore referenced are met, Parent shall promptly, upon an Accredited Stockholder’s written request, cause its registrar and stock transfer agent to remove any restrictive legends from any stock certificate representing the Accredited Stockholder’s portion of the Stock Consideration or other restrictions if such Stock Consideration is in book-entry form, including, but not limited to, delivering any certificates or other documents, or causing its counsel to promptly issue any opinions, necessary to effect such removal. The Accredited Stockholder shall provide Parent with the customary written representations and certificates necessary for Parent to satisfy the foregoing requirement.
ARTICLE VIII
COVENANTS OF PARENT, MERGER SUBSIDIARY AND THE COMPANY
Section 8.01    Efforts.
(a)    Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with each other and shall use reasonable best efforts to take, or use reasonable best efforts to cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing, as promptly as practicable after the date hereof, with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, financial statements, records, applications and other documents, in each case, to the extent applicable, (ii) obtaining and maintaining all Governmental Authorizations required to consummate the transactions contemplated by this Agreement, and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby.
(b)    In furtherance and not in limitation of the foregoing, each of Parent and the Company (i) has previously made an appropriate filing of a Notification and Report Form pursuant to the HSR Act, (ii) shall comply at the earliest reasonably practicable date with any request under any of the Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from any Governmental Authority in respect of such filings or such transactions and (iii) shall cooperate with each other in connection with any such filing (including, to the extent permitted by Applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith), and in connection with resolving any investigation or other inquiry of any Governmental Authority under any of the Antitrust Laws with respect to any such filing or any such transaction. Neither Parent nor the Company shall commit to or agree (or permit any of their respective Subsidiaries to commit to or agree) with any Governmental Authority to stay, toll, or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed).
(c)    Subject to Applicable Law, each such party shall furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement, and each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to Applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any of the Antitrust Laws. Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 8.01 as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors or other Representatives of the recipient, unless express written permission is obtained in advance from the source of the materials. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.01 in such a manner so as to preserve any applicable privilege.
(d)    In the event that any Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other Transaction Document, the Company shall cooperate in all respects with Parent and Merger Subsidiary and shall use reasonable best efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement.

(e)    Without limiting the generality of the foregoing provisions of Section 8.01, in the event that any Takeover Law is or becomes applicable to this Agreement, the other Transaction Documents or any of the transactions contemplated hereby or thereby, including the Merger, the Company, at the direction of the Company Board, or Parent, at the direction of the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement (including the Merger) and the other Transaction Documents may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise act to render such Takeover Law inapplicable to the foregoing.
(f)    Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Subsidiary or any of their respective Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of the Company, the Surviving Corporation, Parent, Merger Subsidiary or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of business of the Company, the Surviving Corporation, Parent, Merger Subsidiary or any of their respective Subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Subsidiary or any of their respective Subsidiaries; provided, that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or order so long as such requirement, condition, limitation, understanding, agreement, or order is only binding on the Company in the event the Closing occurs.
Section 8.02    Public Announcements. Parent shall prepare the initial press release with respect to this Agreement and the transactions contemplated hereby, and determine the manner and method for the issuance and distribution of such press release, provided, that (i) prior to the issuance and distribution of such initial press release, Parent shall provide the Company a reasonable opportunity to review and comment thereon, and Parent shall consider (but shall have no obligation to accept) any such comments provided by the Company, and (ii) in exercising its rights under this Section 8.02, Parent shall otherwise comply with the terms and conditions of the Confidentiality Agreement (including, without limitation, Section 13 and 14 thereof). In furtherance of the foregoing, between the date of this Agreement and Closing, the Company shall not, and shall not permit its Representatives to, directly or indirectly, issue any press release, have any communication with the press (whether or not for attribution), make any other public statement or schedule any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby, except: (A) as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case the Company shall (1) use reasonable best efforts to allow Parent reasonable time to comment on the specific text, content and scope thereof in advance and (2) otherwise comply with terms and conditions of the Confidentiality Agreement (including, without limitation, Sections 13 and 14 thereof); or (B) with Parent’s prior written consent. The Company acknowledges, and has so been advised, that Parent will be required to file this Agreement with the SEC as a “material contract.” In addition, between the date of this Agreement and the Closing, all communications to the Company’s Subsidiaries, employees, customers and suppliers and others having dealings with the Company and its Subsidiaries, with respect to this Agreement and the transactions contemplated hereby shall be prepared and deployed in such manner as is mutually agreed to by the Company and Parent, acting reasonably and in good faith. Notwithstanding anything herein to the contrary, following the Closing and the public announcement of the Merger, the Stockholder Representative shall be permitted to publicly announce that it has been engaged to serve as the Stockholder Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger of the other transactions contemplated hereby.
Section 8.03    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
Section 8.04    Notices of Certain Events.
(a)    Each of the Company and Parent shall promptly notify the other of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (iii) any actions, suits, claims, investigations or other Proceedings commenced or, to its Knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement; and (iv) any event, change, or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 9.02(a) of this Agreement (in the case of the Company and its Subsidiaries) or Section 9.03(a) of this Agreement (in the case of Parent and Merger Subsidiary), to be satisfied.
(b)    In no event shall: (i) the delivery of any notice by a party pursuant to this Section 8.04 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by the Company be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to the Company’s representations or warranties; or (iii) disclosure by Parent be deemed to amend or supplement the Parent Disclosure Letter or constitute an exception to Parent’s or Merger Subsidiary’s representations or warranties. This Section 8.04 shall not constitute a covenant or agreement for purposes of Section 9.02(a)(i) or Section 9.03(a)(i).
Section 8.05    Transaction Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement, including the Merger; provided, however, that the Company (i) shall promptly provide Parent with copies of all proceedings and correspondence relating to such litigation and (ii) shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such litigation and shall give due consideration to the other party’s views with respect to such litigation.
Section 8.06    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent, Merger Subsidiary or their Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent and Merger Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.
Section 8.07    Certain Filings. The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the foregoing, (A) following the date hereof the Company and its Subsidiaries shall promptly request the Landlord Consents in writing from each applicable landlord (the form of which shall be subject to the prior written approval of the Parent) and thereafter diligently pursue and use reasonable best efforts to obtain the same, at their sole cost (including, without limitation, with respect to any administrative costs, attorneys’ fees, or other charges imposed by any landlord), and (B) with respect to each Lease pursuant to which a notice to (but not the consent of) the landlord is required in connection herewith, the Company and its Subsidiaries shall cause such notice (the form of which shall be subject to the prior written approval of the Parent) to be delivered prior to, at or following the Effective Time as required by the terms of the Lease, at their sole cost.
Section 8.08    Transaction Documents and Other Deliverables. At or prior to the Closing:
(a)    Parent shall deliver, or cause to be delivered, to the Stockholder Representative a copy of the Escrow Agreement, duly executed by Parent.
(b)    The Company and the Stockholder Representative shall deliver, or cause to be delivered, to Parent the following:
(i)    an option termination agreement, substantially in the form attached hereto as Exhibit H (“Option Termination Agreement”), signed by holders holding not less than 90% of the then outstanding Company Stock Options;

(ii)    a copy of the Shareholders Agreement Joinders, duly executed by each holder of shares of Company Stock not already a party to the Shareholders Agreement that, as of immediately after the Effective Time, will Beneficially Own (as defined in the Shareholders Agreement) three percent (3%) or more of the shares of Parent Common Stock outstanding as of immediately after the Effective Time;
(iii)    a copy of the Escrow Agreement, duly executed by the Stockholder Representative and the Escrow Agent;
(iv)    a copy of the Landlord Consents, duly executed by the landlords under each applicable Lease for which a Landlord Consent is required, and by the Company; and
(v)    the other items set forth on Section 8.08(b) of the Company Disclosure Letter.
Section 8.09    Financing Activities.
(a)    Parent shall use reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter no later than the Closing Date, including using reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions within its control applicable to funding of the Debt Financing, (iii) promptly enter into definitive agreements with respect thereto and, upon satisfaction of the conditions set forth in the Debt Commitment Letter, draw the amount of the Debt Financing necessary so that Parent and Merger Subsidiary have sufficient funds to satisfy all of Parent’s and Merger Subsidiary’s obligations under this Agreement, including the payment of the Cash Merger Consideration and the payment of all fees and expenses of Parent and Merger Subsidiary related to the transactions contemplated by this Agreement, and (iv) comply with all of its obligations and enforce all of its rights under the Debt Commitment Letter. Parent shall, upon request from the Company from time to time, promptly inform the Company of the status of its efforts to arrange the Debt Financing or any Alternative Debt Financing. Parent shall give the Company prompt notice upon having Knowledge of any breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter. In the event Parent becomes aware that any portion of the Debt Financing is unavailable in the manner or from the sources contemplated in the Debt Commitment Letter or it becomes reasonably likely that any portion of the Debt Financing will become so unavailable, Parent shall (x) promptly notify the Company in writing and will use reasonable best efforts to obtain alternative financing for such portion from alternative sources on commercially reasonable terms and on terms (including conditions, structure, covenants and pricing) not materially less beneficial to Parent than those contained in the Debt Commitment Letter (including any related fee letter) on the date hereof (the “Alternative Debt Financing”) and (y) obtain a new financing commitment letter or letters with respect to such Alternative Debt Financing. In the event any Alternative Debt Financing is obtained, all references to “Debt Financing” in this Agreement shall include such Alternative Debt Financing, all references to “Debt Commitment Letter” shall include any such new financing commitment letters and all references to “Financing Arrangers” shall include any providers of the Alternative Debt Financing. Parent shall promptly provide the Company with a true, correct, and complete copy of any new financing commitment letters related to the Alternative Debt Financing, together with any related exhibits, schedules, supplements, and term sheets, and a true, correct, and complete copy of any fee letter in connection therewith (subject to customary redactions). Parent will not consent to any amendment, restatement, replacement, supplement, termination, assignment, or modification to be made to, or any waiver of any provision (including any condition) or remedy under, the Debt Commitment Letter without the prior written consent of the Company, to the extent such amendment, restatement, replacement, supplement, termination, assignment, modification, or waiver would individually or in the aggregate reasonably be expected to (i) materially delay or prevent the Closing, (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) in each case necessary to consummate the transactions contemplated hereby less likely in any material respect to occur at or prior to the Closing, or (iii) materially adversely impact the ability of Parent to timely consummate the transactions contemplated hereby; provided, however, that Parent may (A) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents, syndication agents, documentation agents, or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, (B) amend or otherwise modify the Debt Commitment Letter to implement any market flex provisions applicable thereto, or (C) otherwise amend, modify or replace, or agree to any waivers in respect of, the Debt Commitment Letter so long as, with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Debt Financing, or such amended, modified, replaced or waived terms would not, or would not reasonably be expected to, materially adversely impact the ability of Parent to timely consummate the transactions contemplated hereby. Parent shall keep the Company reasonably apprised of material adverse developments relating to the Financing, including any material dispute or disagreement between or among the parties to the Debt Commitment Letter with respect to the obligation to fund the Debt Financing or the amount of the Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing and/or the definitive documentation related thereto).
(b)    Prior to Closing, each of Parent and the Company shall, and such parties shall cause their respective Subsidiaries and each of their respective Representatives to, use their respective reasonable best efforts to provide all cooperation reasonably requested by Parent or the Company, as applicable, in connection with the Debt Financing and with the Debt Offer and any debt or other capital markets financing (the “Market Financing” and, together with the Debt Financing, the “Financings” and each, a “Financing”) undertaken in addition to or in replacement of a portion of the Debt Financing or in connection with a tender offer or exchange offer (either in connection with or independently of a consent solicitation) for, or a redemption of, the Senior Notes, including (i) participating in a reasonable number of meetings, presentations, road shows, sessions with rating agencies, Financing Arrangers and prospective Financing Arrangers and drafting sessions at times and locations mutually agreed and reasonably coordinated in advance thereof, and participating in reasonable and customary due diligence (including participating in a reasonable number of due diligence sessions at times and locations mutually agreed and reasonably coordinated in advance thereof), (ii) furnishing Parent and the Financing Arrangers with such customary financial and other information regarding the Company and its Subsidiaries as may be reasonably requested to structure, arrange, syndicate and consummate the Debt Financing and the Market Financing, as applicable, including financial statements of the Company (including audited financial statements for each of the three years ended January 3, 2015, January 2, 2016 and December 31, 2016 (to the

extent not previously provided as required by Section 4.09(a) of this Agreement)) and such financial and other information relating to the Company and its Subsidiaries necessary to create pro forma financial statements, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the 1933 Act for a registered offering of securities by Parent or necessary for the completion of any Financing or customarily included in a registration statement, prospectus, offering memorandum, private placement memorandum bank information memorandum or other similar document (such information, the “Required Information”) relating to any Financing, (iii) providing such information reasonably requested by Parent and the Financing Arrangers to assist Parent and the Financing Arrangers in the preparation of (A) offering documents, private placement memoranda, bank information memoranda (including a bank information memorandum that does not include material non-public information), registration statements, prospectuses, consent solicitation statements, offers to purchase and similar documents required for the Debt Financing and/or the Market Financing and the Debt Offer, (B) customary pro forma financial statements and “capitalization” tables reflecting the Merger, each Financing and the Debt Offer and (C) materials for rating agency presentations, business projections and similar documents in connection with the Debt Financing and/or the Market Financing, as applicable, (iv) reasonably cooperating with the marketing efforts for any Financing and the Debt Offer, (v) furnishing Parent and the Financing Arrangers with customary payoff letters relating to the repayment of outstanding obligations under any credit facilities or other outstanding debt of the Company or its Subsidiaries that is to be repaid or refinanced at Closing, subject to receipt of the funds therefor from (or on behalf of) Parent and the occurrence of the Closing, (vi) using its commercially reasonable efforts to cause the independent accountants of the Company to provide assistance and cooperation in the Debt Financing and the Market Financing, including (A) in connection with any Market Financing, participating in a reasonable number of drafting sessions and accounting due diligence sessions at times and locations mutually agreed and reasonably coordinated in advance thereof, (B) in connection with (I) any filings made with the Commission or pursuant to the 1933 Act or 1934 Act or (II) the preparation and delivery of offering documents, private placement memoranda and/or similar documents in connection with a transaction exempt from, or not subject to, registration under the 1933 Act, providing any necessary customary consents to use their audit reports relating to the Company and (C) in connection with any Market Financing, providing any necessary customary “comfort” (including “negative assurance comfort”) letters, (vii) furnishing Parent and any Financing Arranger promptly, and in any event within at least four (4) Business Days of any request by Parent or such Financing Arranger, with all documentation and other information required by any Governmental Authority with respect to the Debt Financing and/or the Market Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, (viii) providing such customary documents as is reasonably requested by Parent’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with each Financing and the Debt Offer and (ix) taking all reasonable actions, subject to occurrence of the Closing, to permit consummation of each Financing and the Debt Offer, including executing and delivering any certificates, instruments or documents reasonably requested to be executed by the Parent (provided that, (a) none of the letters, agreements, documents, instruments and certificates shall be executed and delivered except at or after the Closing and (b) the effectiveness thereof shall be conditioned upon, or only become operative after, the occurrence of the Closing). The Company will notify Parent of any material error, mistake or omission in the Required Information or the other information provided pursuant to this Section 8.09(b) that it becomes aware of and if requested by Parent will use its reasonable efforts to promptly correct such error, mistake or omission. Nothing herein shall require such cooperation to the extent it would (i) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries, (ii) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any cost or expense (unless reimbursed) or liability or give any indemnities prior to Closing, (iii) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Organizational Documents of the Company or any of its Subsidiaries, any Applicable Laws or any Contract, (iv) require the Company or any of its Subsidiaries to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than any payoff letters), (v) require current directors, officers or stockholders of the Company to act to adopt any resolutions or consents or execute any definitive financing agreements unless such individuals will remain in such capacities after the Closing or (vi) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with any Financing (collectively, the “Financing Expenses”). All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 8.09 shall be kept confidential in accordance with the Confidentiality Agreement; provided that nothing herein or in the Confidentiality Agreement will prevent Parent or Financing Arrangers from using all information obtained pursuant to Section 8.09 as necessary and appropriate to consummate the Financing (including disclosure to potential Financing Arrangers and to rating agencies and prospective lenders and investors) subject to customary confidentiality undertakings.
(c)    The Company and its Affiliates and their respective Non-Recourse Parties shall not have any responsibility for, or incur any liability to any Person under, any Financing or any cooperation provided pursuant to Section 8.09(b). This Section 8.09(c) shall not be terminated or modified in such a manner as to adversely affect any beneficiary of this Section 8.09(c) without the express written consent of such affected beneficiary (it being expressly agreed that the Affiliates of the Company and their respective Non-Recourse Parties shall be third party beneficiaries of this Section 8.09(c)).
Section 8.10    Consent Solicitation.
(a)    Promptly after the date of this Agreement, Parent shall prepare, or cause to be prepared, all necessary and appropriate documentation, including the consent solicitation statement, related letters or transmittal and other related documents (collectively, the “Consent Solicitation Statement”), for the Company to commence a consent solicitation (the “Consent Solicitation”) with respect to the amendments and waivers to the Senior Notes Indenture set forth in Section 8.10(a)(i) of the Parent Disclosure Letter (the “Waiver”) the terms and conditions of which will include those set forth in Section 8.10(a)(ii) of the Parent Disclosure Letter (or as may

otherwise be agreed between the Company and Parent) and such other customary terms and conditions as are reasonably acceptable to the Company and Parent. Parent and the Company shall, and shall cause their respective Subsidiaries and Representatives to, use reasonable best efforts to cooperate with Parent and its Representatives or the Company and its Representatives, as the case may be, in connection with the preparation of the Consent Solicitation Statement (including all amendments or supplements thereto), to execute such documents and take such other actions, in each case, as may be reasonably requested by Parent or the Company to carry out the Consent Solicitation as contemplated hereunder and to use reasonable best efforts to assist the solicitation agent in obtaining a list of beneficial holders of the Senior Notes (or The Depository Trust Company participants holding Senior Notes on behalf of such beneficial holders) and to produce customary legal opinions, certificates and other documents as may be reasonably requested by the solicitation agent in connection with the Consent Solicitation. The Consent Solicitation Statement (including all amendments or supplements thereto) and all mailings to the holders of the Senior Notes in connection with the Consent Solicitation Statement shall be subject to the prior review of, and approval by, the Company, such approval to not unreasonably be withheld or delayed.
(b)    Reasonably promptly upon approval of the Consent Solicitation Statement by the Company, the Company shall take all commercially reasonable actions necessary to commence the Consent Solicitation, and to waive any of the conditions to the Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments not become operative until the Closing has occurred), so long as such waivers would not cause the Consent Solicitation to violate the Senior Notes Indenture, any of the Material Contracts or Applicable Law, and not to waive, without the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, any condition to the Consent Solicitation or make any change, amendment or modification to the terms and conditions of any Consent Solicitation other than as reasonably directed by Parent or as required by Applicable Law. If at any time prior to the completion of the Consent Solicitation any information in the Consent Solicitation Statement should be discovered by the Company or Parent which the Company or Parent determines, upon the advice of its counsel, should be set forth in an amendment or supplement to the Consent Solicitation Statement so that the Consent Solicitation Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be prepared by Parent, with the Company’s cooperation and assistance, and, following final approval of such amendment by Parent and the Company, sent by the Company to holders of the Senior Notes. Notwithstanding anything to the contrary in this Section 8.10, the parties shall, in conducting the Consent Solicitation, comply with the requirements of Rule 14e-1 under the 1934 Act, to the extent applicable, and any other Applicable Laws.
(c)    Promptly following the expiration date of the Consent Solicitation, assuming that the required number of consents are received, the Company shall execute, and use commercially reasonable efforts to cause the trustee of the Senior Notes (the “Trustee”) to execute, a supplement to the Senior Notes Indenture to give effect to the Waiver (“Supplemental Indenture”) and shall cause such Supplemental Indenture to become effective prior to Closing; provided that the

Supplemental Indenture shall provide that the Waiver in such Supplemental Indenture shall become operative only upon Closing. Parent and the Company shall each execute and deliver such customary closing certificates and other similar documents as may be reasonably requested by the Trustee in connection with the execution of the Supplemental Indenture. Parent and the Company shall each use its commercially reasonable efforts to obtain such customary legal opinions as may be reasonably requested by the Trustee for the Senior Notes in connection with the execution of the Supplemental Indenture.
(d)    Parent shall select and appoint one or more solicitation agents, information agents or other agents reasonably acceptable to the Company to provide assistance in connection with the Consent Solicitation, and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements (including indemnitees) with such parties so selected and on terms and conditions acceptable to Parent.
(e)    Each of Parent and the Company hereby acknowledges and agrees that all fees and expenses incurred by the parties in connection with the Consent Solicitation (the aggregate amount of such fees and expenses being the “Consent Solicitation Fees and Expenses Amount”), including any fees paid to the holders of the Senior Notes and any fees paid to the solicitation agents, information agents and/or other agents selected in accordance with the foregoing, shall be split equally between the Company and Parent.
(f)    In the event that the Consent Solicitation is unsuccessful, the Company shall, as soon as reasonably practicable after the receipt by the Company of a written request by Parent to do so (which written request shall be made by Parent on a date of its choosing within the Refinancing Period, provided that such date, in the reasonable judgment of Parent, shall allow sufficient time for the completion of the Debt Offer within the Refinancing Period), but in no event later than ten (10) Business Days following receipt of such written request (provided that Parent has provided the documentation contemplated by Section 8.10(g)), use its commercially reasonable efforts to take the following actions on such terms and conditions that are consistent with the requirements of the Senior Notes Indenture and the Senior Notes and otherwise reasonably specified, from time to time, by Parent: (i) make an offer to purchase with respect to all of the outstanding aggregate principal amount of the Senior Notes (the “Debt Offer”) and (ii) commence a related consent solicitation to amend the Senior Notes Indenture to remove the negative covenants and other provisions therefrom as set forth on Section 8.10(f) of the Parent Disclosure Letter (or as may otherwise be reasonably requested by Parent). On the Closing Date, the Company shall accept for purchase (with funds to be advanced or contributed by Parent) the aggregate principal amount of the Senior Notes validly tendered and not validly withdrawn pursuant to the Debt Offer, subject to the satisfaction or waiver of all conditions to the Debt Offer. Upon Parent’s written request, the Company shall withdraw and terminate, amend or extend, or cause to be withdrawn and terminated, amended or extended, any Debt Offer and related consent solicitation. For the avoidance of doubt, it is understood and agreed that the price to be paid in connection with the Debt Offer, conditionality, ability to terminate, amend or extend the Debt Offer, and the form and substance of the amendments to the Senior Notes and the Senior Notes Indenture to become operative on the Closing Date, and the decision by Parent to terminate or extend the Debt Offer, shall be within Parent’s sole discretion. None of the Senior Notes shall be required to be repurchased prior to the Closing Date.

Notwithstanding the foregoing, (x) the closing of any Debt Offer and related consent solicitation shall be conditioned on the occurrence of the Closing and funded (including any consent payment, any accrued interest, any premium and all other reasonable and documented costs and out-of-pocket expenses related thereto) by amounts provided, advanced or contributed by Parent or Merger Subsidiary, and (y) the Company and its Subsidiaries shall not be required to take any action in violation of any Applicable Law, any of their respective Organizational Documents, any Material Contract or the Senior Notes Indenture or the Senior Notes in connection with any Debt Offer and related consent solicitation. Parent and the Company shall, and shall cause their respective Representatives and advisors to, use their respective commercially reasonable efforts to provide all cooperation reasonably requested by Parent or the Company, as applicable, in connection with any Debt Offer and related consent solicitation, including entering into, upon the closing of any related consent solicitation (or on such earlier date as may be provided in the Debt Offer and related consent solicitation materials) and receipt of the requisite consents of holders of the Senior Notes, one or more supplemental indentures (to be effective upon the execution thereof, with the operative provisions thereof to take effect only upon Closing) reflecting the amendments to the Senior Notes Indenture approved in such consent solicitation, and using its commercially reasonable efforts to cause the trustee under the Senior Notes Indenture, to promptly enter into such supplemental indenture or supplemental indentures.
(g)    Parent shall prepare, or cause to be prepared, all necessary and appropriate documentation (including the offer to purchase and consent solicitation statement related letters of transmittal, a supplement to the Senior Notes Indenture, other related documents, and, if applicable, all mailings to the holders of the Senior Notes) in connection with the Debt Offer and related consent solicitation, in form and substance reasonably satisfactory to the Company and Parent. Parent and the Company shall reasonably cooperate with each other in the preparation of all documentation relating to the Debt Offer and related consent solicitation (the “Debt Offer Documents”), which shall be subject to the prior review of, and comment by, the Company. The Company shall, and shall cause its Subsidiaries and Representatives to, execute such documents and take such other actions, in each case, as may be reasonably requested by Parent to carry out the Debt Offer and related consent solicitation as contemplated hereunder, to assist the dealer manager or other agent in obtaining a list of beneficial holders of the Senior Notes (or The Depository Trust Company participants holding Senior Notes on behalf of such beneficial holders), and to produce customary legal opinions, certificates and other documents as may be reasonably requested by the dealer manager in connection with the Debt Offer and related consent solicitation. If at any time prior to the completion of the Debt Offer and related consent solicitation any information should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Debt Offer Documents, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent (subject to the review of, and comment by, the Company) describing such information shall be disseminated by or on behalf of the Company to the holders of the Senior Notes.

(h)    In connection with the Debt Offer and related consent solicitation, Parent may select one or more dealer managers, solicitation agents, information agents, depositaries and other agents reasonably acceptable to the Company to provide assistance in connection therewith. The Company shall, and shall cause its subsidiaries to, use their commercially reasonable efforts to cooperate with such parties so selected, including entering into customary agreements with such parties on terms and conditions acceptable to Parent in order to effectuate the Debt Offer and the related consent solicitation.
(i)    Parent shall pay the fees and out-of-pocket expenses of any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offer and related consent solicitation upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to reimburse the Company for all of the reasonable and documented out-of-pocket costs, fees and expenses incurred by the Company in connection with the Debt Offer and related consent solicitation (including any action taken to enforce Parent’s reimbursement obligation hereunder), including fees of outside counsel, accountants and advisors.
Section 8.11    R&W Insurance. After the date hereof until the earlier of the termination of this Agreement in accordance with Article X and the expiration of the R&W Insurance Policy, any amendments, modifications or supplements to, or waivers under, the R&W Insurance Policy that are material to Sellers’ indemnification obligations set forth in Article XI shall require the prior written consent of the Stockholder Representative, such consent not to be unreasonably withheld, conditioned or delayed. The Company shall, and shall cause it Subsidiaries and use reasonable best efforts to cause its and their respective Representatives, to, at the cost and expense of Parent, reasonably cooperate with Parent and the R&W Insurers (including executing and delivering such reasonable and customary additional certificates and other documents, and being available to the R&W Insurers and Parent and its Representatives for such additional bring down due diligence, as may be reasonably required) to enable Purchaser to maintain the R&W Insurance Policy in full force and effect through and beyond the Closing; provided, however, that in no event shall the Company be required to pay any additional fees, costs or expenses.
Section 8.12    280G Shareholder Approval. Prior to the Closing Date, the Company shall obtain from each “disqualified individual” (as defined in Section 280G(c) of the Code) a waiver by such individual of any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that such payments and benefits would not be “excess parachute payments” under Section 280G of the Code and (ii) submit to its stockholders for a vote all such waived payments in a manner such that, if such vote is adopted by the stockholders in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, no payment received by such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code. Such vote shall establish the “disqualified individual’s” right to the payment or other compensation. In addition, the Company shall provide adequate disclosure to the stockholders entitled to vote of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to any such “disqualified individual” under Section 280G of the Code in a manner intended to satisfy Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder.

ARTICLE IX
CONDITIONS TO THE MERGER
Section 9.01    Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Subsidiary and the Company to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of the following conditions:
(a)    no Governmental Authority having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Applicable Laws or Orders, whether temporary, preliminary or permanent (collectively, “Restraints”) that at the time of Closing make illegal, enjoin or otherwise prohibit consummation of the Merger, the Parent Stock Issuance, or the other transactions contemplated by this Agreement;
(b)    any applicable waiting period under the HSR Act (or any extension thereof) relating to the Merger shall have expired or been terminated; and
(c)    the shares of Parent Common Stock issuable in connection with the Merger shall have been, to the extent required by the rules of Nasdaq, authorized for listing on Nasdaq, subject to official notice of issuance.
Section 9.02    Conditions to the Obligations of Parent and Merger Subsidiary. The respective obligation of Parent and Merger Subsidiary to consummate the Merger is also subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of the following further conditions:
(a)    (i) the Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, in this Agreement required to be performed or complied with by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.10(b) shall be true and correct in all respects as of the date of this Agreement, (B) the Company Specified Representations shall be true and correct in all material respects as of immediately prior to the Effective Time, as if made at and as of such time (other than such Company Specified Representations that address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) and (C) the other representations and warranties of the Company contained in Article IV (disregarding all materiality, Material Adverse Effect and other similar qualifications contained therein) shall be true and correct in all respects as of immediately prior to the Effective Time, as if made at and as of such time (other than those representations and warranties that address matters only as of another specified time, which shall be true and correct in all respects only as of such time), except where the failure of such representations and warranties to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) Parent shall have received a certificate to the foregoing effect, dated as of the Closing Date, signed on behalf of the Company by a duly authorized executive officer of the Company;

(b)    (i) since the date of this Agreement there shall not have occurred a Material Adverse Effect and (ii) Parent shall have received a certificate to the forgoing effect, dated as of the Closing Date, signed on behalf of the Company by a duly authorized executive officer of the Company;
(c)    holders of not more than three percent (3%) of the issued and outstanding shares of Company Stock shall have demanded appraisal of their shares of Company Stock, as the case may be, in accordance with the DGCL;
(d)    the Company Stockholder Approval as evidenced by the Company Stockholder Written Consent shall remain in full force and effect; and
(e)    Parent shall have received each of the deliverables specified in Section 8.08(b).
Section 9.03    Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of the following further conditions:
(a)    (i) each of Parent and Merger Subsidiary shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, in this Agreement required to be performed or complied with by it at or prior to the Effective Time, (ii) (A) the representations and warranties of each of Parent and Merger Subsidiary contained in Section 5.09(b) shall be true and correct in all respects as of immediately prior to the Effective Time, as if made at and as of such time, (B) the Parent Specified Representations shall be true and correct in all material respects as of immediately prior to the Effective Time, as if made at and as of such time (other than such Parent Specified Representations that address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) and (C) the other representations and warranties of Parent and Merger Subsidiary contained in Article V (disregarding all materiality, Parent Material Adverse Effect and other similar qualifications contained therein) shall be true and correct in all respects as of immediately prior to the Effective Time, as if made at and as of such time (other than those representations and warranties that address matters only as of another specified time, which shall be true and correct in all respects only as of such time), except where the failure of such representations and warranties to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate to the foregoing effect, dated as of the Closing Date, signed on behalf of Parent by a duly authorized executive officer of Parent;
(b)    (i) since the date of this Agreement there shall not have occurred a Parent Material Adverse Effect, and (ii) the Company shall have received a certificate to the forgoing effect, dated as of the Closing Date, signed on behalf of Parent by a duly authorized executive officer of Parent; and
(c)    the Stockholder Representative shall have received each of the deliverables specified in Section 8.08(a).

Section 9.04    Frustration of Closing Conditions. None of Parent or Merger Subsidiary, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of Parent or Merger Subsidiary, on the one hand, or the Company, on the other hand, to act in good faith or to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.01.
ARTICLE X
TERMINATION
Section 10.01    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval):
(a)    by mutual written agreement of the Company and Parent; or
(b)    by either the Company or Parent, if:
(i)    the Merger has not been consummated on or before the date that is 130 days after the date hereof (the “End Date”); provided, however, that (1) if by the end of such End Date, the Closing has not occurred due to the failure of a condition set forth in Article IX being met with respect to obtaining the consent, authorization or approval from any Governmental Authority or any third Person, then the End Date shall be extended automatically one time by an additional sixty (60) days (and in such event such 60th day after the 130th day shall be the “End Date”) and (2) if the date on which the End Date, as it may be extended, would occur is not a Business Day, then the End Date shall be further extended to be the next following Business Day; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date (it being understood that Parent and Merger Subsidiary shall be deemed a single party for purposes of the foregoing proviso); or
(ii)    if any Restraint shall be in effect making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger, the Parent Stock Issuance or the other transactions contemplated by this Agreement, and such Restraint shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in such Restraint (it being understood that Parent and Merger Subsidiary shall be deemed a single party for purposes of the foregoing proviso); or
(c)    by Parent, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this

Agreement pursuant to this Section 10.01(c) shall not be available to Parent if Parent’s breach of any provision of this Agreement would cause the conditions set forth in Section 9.03(a) not to be satisfied; or
(d)    by the Company,
(i)    if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(i) shall not be available to the Company if the Company’s breach of any provision of this Agreement would cause the condition set forth in Section 9.02(a) not to be satisfied; or
(ii)    if (A) the Refinancing Period has ended and all of the conditions set forth in Section 9.01 and Section 9.02 have been and remain satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied by actions taken at the Closing), (B) the Company has notified Parent in writing that the Company is ready and willing to consummate the transactions contemplated by this Agreement (subject to the satisfaction of all conditions set forth in Section 9.01 and Section 9.02), and (C) Parent and Merger Subsidiary fail to consummate the transactions contemplated by this Agreement within three (3) Business Days following the Company’s delivery of such notice (for the avoidance of doubt, it being understood that in accordance with the proviso of Section 10.01(b)(i), during such period of three (3) Business Days following delivery of such notice, Parent shall not be entitled to terminate this Agreement pursuant to Section 10.01(b)(i)).
Section 10.02    Notice of Termination; Effect of Termination.
(a)    The party desiring to terminate this Agreement pursuant to Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to each other party hereto specifying in reasonable detail the reason for such termination, and any such termination in accordance with this Section 10.02(a) shall be effective immediately upon delivery of such written notice to the other party.
(b)    If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no further force and effect, without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to any other party hereto; provided, however, that (a) the provisions of this Section 10.02 and Sections 10.03, 14.01, 14.03, 14.06, 14.07, 14.08 and 14.12 and the Confidentiality Agreement shall survive such termination and (b) except as provided in Section 10.03, neither the Company nor Parent shall be relieved or released from any Liabilities arising out of any willful and material breach of any provision of this Agreement or Fraud.
Section 10.03    Parent Termination Fee; Acknowledgments.

(a)    Parent Termination Fee. If this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) (other than as a result of a failure by the Company to fulfill its obligations under Section 8.10), then Parent shall pay to the Company, by wire transfer of immediately available funds, an amount equal to $22,500,000 (the “Parent Termination Fee”), within two (2) Business Days after such termination.
(b)    Acknowledgments.
(i)    Parent hereby acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to timely pay the Parent Termination Fee once due pursuant to Section 10.03(a) and, in order to obtain such payment, the Company commences a Proceeding that results in a final and non-appealable judgment of a Governmental Authority of competent jurisdiction against Parent for such payment, then Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding, together with interest on any unpaid amounts of the Parent Termination Fee payable pursuant to Section 10.03(a) at the prime rate of Wells Fargo Bank, N.A. in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.
(ii)    The parties hereby acknowledge and agree that: (A) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion and if Parent is obligated pursuant to pay the Parent Termination Fee and the Company receives the full amount of the Parent Termination Fee from Parent in the circumstances described in Section 10.03(a), (1) such payment shall be the sole and exclusive remedy of the Company and its shareholders with respect to this Agreement and the transactions contemplated hereby or any matter forming the basis for such termination against Parent and Merger Subsidiary and each of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, stockholders, Affiliates or Representatives and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, any Financing Source and each Affiliate, officer, director, employee controlling person, advisor, agent or Representative of any Financing Source (each a “Parent Related Party”), (2) no Parent Related Party shall have any further Liability relating to or arising out of this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby and (3) neither the Company nor any other Person shall be entitled to bring or maintain any other claim, action or proceeding against Parent, Merger Subsidiary or any Parent Related Party arising out of this Agreement, any Commitment Letter, any of the transactions contemplated hereby or any matters forming the basis for such termination; and (B) the Parent Termination Fee, if, as and when required to be paid pursuant to this Section 10.03, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the other Transaction Document and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, which amount would otherwise be impossible to calculate with precision. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 14.12 and the payment of the Parent Termination Fee under this Section 10.03, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Parent Termination Fee.
ARTICLE XI
INDEMNIFICATION
Section 11.01    Survival.
(a)    General. Subject to Sections 11.01(b) and 11.01(d), the representations and warranties made by the Company in this Agreement and the representations and warranties set forth in the certificates delivered pursuant to Section 9.02(a), in each case other than the Company Specified Representations, shall survive the Effective Time until 11:59:59 p.m. Pacific time on the date that is twelve (12) months after the Closing Date (the “General Representation Survival Time”), at which time such representations and warranties shall expire and shall be of no further force or effect; provided, however, that if, at any time prior to the General Representation Survival Time, any Indemnitee delivers to the Stockholder Representative a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 11.02 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the General Representation Survival Time until such time as such claim is fully and finally resolved. All covenants and agreements of the Company contained in this Agreement shall survive the Closing indefinitely or for the period expressly specified therein.
(b)    Specified Representations. Notwithstanding anything to the contrary contained in Section 11.01(a), but subject to Section 11.01(d), each Company Specified Representation shall survive the Effective Time until 11:59:59 p.m. Pacific time on the date that is 60 months after the Closing Date, at which time such Company Specified Representation shall expire and shall be of no further force or effect; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Stockholder Representative a written notice alleging the existence of an inaccuracy in or a breach of any of such Company Specified Representations and asserting a claim for recovery under Section 11.02 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive such expiration date until such time as such claim is fully and finally resolved.
(c)    Parent Representations. All representations and warranties made by Parent and/or Merger Subsidiary in this Agreement or in any certificate referred to in this Agreement shall terminate and expire as of the Effective Time. All covenants and agreements of Parent contained in this Agreement shall survive the Closing indefinitely or for the period expressly specified therein.
(d)    Fraud. Notwithstanding anything to the contrary contained in Section 11.01(a) or Section 11.01(b), the limitations set forth in Sections 11.01(a) and 11.01(b) shall not apply in the event of Fraud (whether on the part of a Seller against whom Liability is being asserted, on the part of any other Seller, on the part of the Company or any of its Subsidiaries or on the part of any Representative of the Company or any of its Subsidiaries).
Section 11.02    Indemnification. From and after the Effective Time (but subject to Section 11.01 and the other provisions and limitations of this Article XI), each Seller, on a several, but not joint, basis with the other Sellers, shall hold harmless and indemnify each of the Indemnitees from and against such Seller’s Pro Rata Share of any Losses which are actually suffered or incurred by any of the Indemnitees (regardless of whether or not such Losses relate to any third-party claim) and which arise directly or indirectly as a result of:
(a)    any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement or in any of the certificates referred to in Section 9.02(a) (it being understood that for purposes of this Section 11.02(a) such representations and shall be deemed to have been made as of the date of this Agreement and as of the Closing; provided that for the purposes of this Article XI, qualifications as to material, materiality or Material Adverse Effect contained in such representations and warranties shall not be given effect for determining whether a breach of such representations and warranties has occurred, and shall not be given effect for purposes of calculating any Losses;
(b)    any breach, prior to the Closing of any covenant or obligation of the Company, or any breach of any covenant or obligation of the Stockholders Representative in this Agreement; or
(c)    any claim asserted by any current, former or alleged stockholder of the Company or holder of Company Stock Options alleging (i) any ownership of, interest in or right to acquire any Company Securities or any Company Subsidiary Securities, or (ii) any rights or entitlements of any holder of Company Stock Options to receive payments or other consideration arising out of any Company Stock Options in excess of amounts required to be paid to such holders under this Agreement.
Section 11.03    Certain Limitations. Notwithstanding anything to the contrary contained herein, the indemnification provided for in Section 11.02 shall be subject to the following limitations:
(a)    Threshold. Subject to Section 11.03(b), the Sellers shall not be required to make any indemnification payment for Losses pursuant to Section 11.02(a) until such time as the total amount of all Losses arising pursuant to Section 11.02(a) that have been actually suffered or incurred by any one or more of the Indemnitees exceeds $5,375,000 (the “Threshold Amount”) in the aggregate. Subject to Section 11.03(d), if the total amount of such Losses actually suffered or incurred by the Indemnitees pursuant to Section 11.02(a) exceeds the Threshold Amount, then the Indemnitees shall be entitled to recover from Sellers, in accordance with Section 11.02 with respect to Losses, the amount of such Losses in excess of the Threshold Amount up to the Escrow Amount (the “Cap”).
(b)    Applicability of Threshold and Cap. The limitations set forth in Section 11.03(a) shall not apply (and shall not limit the indemnification or other obligations of any Seller)

to: (i) inaccuracies in or breaches of any of the Company Specified Representations; and (ii) the matters referred to in Sections 11.02(b) and 11.02(c).
(c)    Net Losses. The amount of any and all Losses for which indemnification is provided under this Article XI shall be determined net of (i) any amounts actually recovered by the Indemnitees under insurance policies (other than the R&W Insurance Policy) or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses, in each case, net of the present value of any increases in premiums and net of any costs of collection, deductibles, retroactive premium adjustment, reimbursement obligation or other cost resulting from making any claim thereunder, and (ii) any Tax benefits actually realized in cash by the Indemnitees in connection with the payment or incurrence of such Losses, as determined in good faith by such Indemnitees, taking into account any offsetting detriment and only taking into account actual Tax benefits realized in the Tax year in which the indemnity payment is made or a prior year and, in each case, net of any costs of recovery to the Indemnitees.
(d)    No Duplication. Notwithstanding any provision of this Agreement to the contrary, no Indemnitee shall have any right to indemnification under this Article XI with respect to any Losses to the extent that such Losses are duplicative of Losses that have previously been recovered by such Indemnitee.
(e)    R&W Insurance. Nothing in this Agreement shall limit the right of Indemnitees to make claims against the R&W Insurance Policy, nor shall Stockholder Representative or any Sellers have any right of subrogation, offset or other recovery under this Agreement or otherwise, against amounts recovered by any Indemnitee under the R&W Insurance Policy.
(f)    Pro Rata Share Cap. The total amount of Losses that each Seller that did not commit Fraud shall be required to pay to the Indemnitees pursuant to Section 11.02 shall be limited to such Seller’s Pro Rata Share of such Losses up to, but not exceeding, the amount of the Merger Consideration actually received by such Seller (it being understood that there shall be no limitation on the liability of any Seller that was determined, by a final, non-appealable decision of a court of competent jurisdiction to have committed Fraud resulting in such Losses); provided, however, that no Seller shall be liable for aggregate monetary Losses resulting from the matters referred to in Section 11.02(a) (other than with respect to Company Specified Representations) in excess of such Seller’s Pro Rata Share of the Escrow Amount.
Section 11.04    Defense of Third-Party Claims.
(a)    In the event any Indemnitee receives notice of the assertion or commencement by any Person (other than an Indemnitee) of any Proceeding (whether against the Surviving Entity, Parent, any Subsidiary of Parent, Parent or any other Person) with respect to which any Seller may become obligated to hold harmless or indemnify any Indemnitee pursuant to this Article XI, such Indemnitee shall deliver a Notice of Claim to the Stockholder Representative promptly, but in any event within fifteen (15) days after the such notice. The failure to by such Indemnitee to give such Notice of Claim to the Stockholder Representative within the periods specified in the foregoing sentence shall not, however, relieve Sellers of their indemnification obligations hereunder, except to the extent that Sellers are materially and adversely prejudiced thereby. Unless the defense of such Proceeding is being controlled by the R&W Insurers under the R&W Insurance Policy, Parent shall have the right, at its election within ten (10) days of the date of such Notice of Claim, to proceed with the defense of such Proceeding on its own with counsel reasonably satisfactory to the Stockholder Representative; provided, however, that (x) Parent will discuss in advance, to the extent such discussion does not result in any material delay materially adverse to such defense and is legally permissible, and consider in good faith the views of the Stockholder Representative with respect to such defense, and (y) the Stockholder Representative may (at its own cost and expense) participate in, but not control, any defense or settlement of any such Proceeding controlled by Parent pursuant to this Section 11.04(a).
(b)    If Parent so proceeds with the defense of any such Proceeding:
(i)    subject to the other provisions of this Article XI, all reasonable, out-of-pocket and documented expenses relating to the defense of such Proceeding shall be borne by and paid exclusively by the Sellers;
(ii)    each Seller shall use commercially reasonable efforts to make available to Parent any documents and materials in such Seller’s possession or control that may be necessary or reasonably appropriate to the defense of such Proceeding;
(iii)    Parent shall defend such Proceeding in good faith, subject to the Parent’s right to settle, adjust or compromise such claim pursuant to Section 11.04(b)(iv); and
(iv)    Parent shall have the right to settle, adjust or compromise such Proceeding acting reasonably and in good faith; provided, however, that (x) such settlement, adjustment or compromise includes an unconditional release of each Seller (by name to the extent such Seller is a named party to such Proceeding, or otherwise by reference to generic terminology such as “current and former members” of the Company or language to similar effect) from any and all Liabilities arising out of such Proceeding and does not include any statement as to, or any admission of, fault, culpability or a failure to act by or on behalf of Parent or the Company and (y) such settlement, adjustment or compromise shall not impose any injunctive or other equitable relief against such Seller.
(c)    If Parent does not elect to proceed in a timely manner with, and the R&W Insurers are not controlling, the defense of any such Proceeding, or if Parent ceases to control the defense of such Proceeding, or fails to in good faith defend such Proceeding, the Stockholder Representative may proceed with the defense of such Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Stockholder Representative may not settle, adjust or compromise any such Proceeding without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). In such case, Parent shall cooperate with the Stockholder Representative in all reasonable respects in connection with the defense of any such Legal Proceeding, including making available any documents and materials in its possession or control that may be necessary or reasonably appropriate to the defense of such Proceeding.

(d)    Notwithstanding anything to the contrary herein, to the extent required by the R&W Insurers in connection with any claim made by an Indemnitee thereunder, the conduct of the defense or prosecution of any Third Party claim will be assigned to counsel selected or approved by the R&W Insurers, or otherwise conducted in coordination with the R&W Insurers, in each case without prejudice to the rights of the parties hereunder, and the Seller Representative and the Indemnitee will reasonably cooperate at Parent’s expense with the R&W Insurers and such counsel in the defense or prosecution of the Third Party claim and otherwise comply with the requirements of the R&W Insurance Policy applicable to such party in connection therewith.
Section 11.05    Indemnification Claim Procedure. Any claim for indemnification, compensation or reimbursement pursuant to this Article XI shall be brought and resolved exclusively as follows:
(a)    If any Indemnitee has or claims in good faith to have actually incurred or suffered, or believes in good faith that it may actually incur or suffer, Losses (whether or not arising from the assertion or commencement by any Person (other than an Indemnitee) of any Proceeding) for which it is or may be entitled to be held harmless or indemnified under Article XI (including in the case of a claim based on Fraud), such Indemnitee shall deliver a written notice of claim (a “Notice of Claim”) to the Stockholder Representative promptly, but in any event within fifteen (15) days after first becoming aware of the occurrence of the event giving rise to such Indemnitee’s claim for indemnification pursuant hereto. The failure by such Indemnitee to give such Notice of Claim to the Stockholder Representative within the period specified in the foregoing sentence shall not, however, relieve Sellers of their indemnification obligations hereunder, except to the extent that Sellers are materially and adversely prejudiced thereby. Each Notice of Claim shall: (i) state that such Indemnitee believes in good faith that such Indemnitee is or may be entitled to indemnification under Article XI; (ii) contain a reasonably detailed description of the facts and circumstances supporting such Indemnitee’s claim; and (iii) if practicable, contain a good faith, non-binding estimate of the aggregate amount of the actual and potential Losses that the Indemnitee reasonably believes have arisen and may arise as a result of such facts and circumstances (the aggregate amount of such estimate, as it may be modified by such Indemnitee from time to time, being referred to as the “Claimed Amount”).
(b)    During the 30-day period commencing upon receipt by the Stockholder Representative from an Indemnitee of a Notice of Claim (the “Dispute Period”), the Stockholder Representative may send to the Indemnitee who delivered the Notice of Claim a written response (the “Response Notice”) in which the Stockholder Representative: (i) agrees that the full Claimed Amount is owed to such Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to such Indemnitee. If the Response Notice is delivered in accordance with clause (ii) or (iii) of the preceding sentence, such Response Notice shall also contain a reasonably detailed description of the facts and circumstances supporting the Stockholder Representative’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Stockholder Representative asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not sent to the Indemnitee prior to the expiration of the Dispute Period, then the Stockholder Representative shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.
(c)    If (i) the Stockholder Representative delivers a Response Notice to the Indemnitee agreeing that the full Claimed Amount is owed to the Indemnitee, or (ii) the Stockholder Representative does not deliver a Response Notice to the Indemnitee during the Dispute Period, then, subject to the provisions of Section 11.03:
(i)    with respect to a claim for indemnification pursuant to Section 11.02(a), the obligation to pay the Claimed Amount to the Indemnitee shall be satisfied (A) first, by application toward the Threshold Amount, (B) second, by Sellers to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, up to the Cap, and (C) thereafter, by recovery under the R&W Insurance Policy; and
(ii)    with respect to any other claim for indemnification, compensation or reimbursement pursuant to this Article XI, the obligation to pay the Claimed Amount to the Indemnitee shall be satisfied by Sellers as follows: (A) first, to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, and (B) thereafter, each Seller shall, within ten (10) Business Days following such earlier date, pay such Seller’s Pro Rata Share of any remaining unpaid portion of the Claimed Amount to the Indemnitee.
(d)    If the Stockholder Representative delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then, subject to the provisions of Section 11.03:
(i)    with respect to a claim for indemnification, compensation or reimbursement pursuant to Section 11.02(a), the obligation to pay the Agreed Amount to the Indemnitee shall be satisfied (A) first, by application toward the Threshold Amount, (B) second, by Sellers to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, up to the Cap, and (C) thereafter, by recovery under the R&W Insurance Policy; and
(ii)    with respect to any other claim for indemnification, compensation or reimbursement pursuant to this Article XI, the obligation to pay the Agreed Amount to the Indemnitee shall be satisfied by Sellers as follows: (A) first, to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, and (B) thereafter, each Seller shall, within ten (10) Business Days following the date of such Response Notice, pay such Seller’s Pro Rata Share of any remaining unpaid portion of the Agreed Amount to the Indemnitee.
(e)    If the Stockholder Representative delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, the Stockholder Representative and the Indemnitee shall attempt in good faith to resolve the dispute related to the

Contested Amount within thirty (30) days after the date on which the Stockholder Representative delivers such Response Notice (or such longer period as the Indemnitee and the Stockholder Representative may mutually agree in writing). If the Indemnitee and the Stockholder Representative resolve such dispute during such period, then their resolution of such dispute shall be binding on the Stockholder Representative, the Sellers and such Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Stockholder Representative. Following the execution of such settlement agreement, subject to the provisions of Section 11.03:
(i)    with respect to a claim for indemnification, compensation or pursuant to Section 11.02(a), the obligation to pay the Stipulated Amount to the Indemnitee shall be satisfied (A) first, by application toward the Threshold Amount, (B) second, by Sellers to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, up to the Cap, and (C) thereafter, by recovery under the R&W Insurance Policy; and
(ii)    with respect to any other claim for indemnification, compensation or pursuant to this Article XI, the obligation to pay the Stipulated Amount to the Indemnitee shall be satisfied by Sellers as follows: (A) first, to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, and (B) thereafter, each Seller shall, within ten (10) Business Days following the execution of such settlement agreement (or such shorter period of time as may be set forth in the settlement agreement), pay such Seller’s Pro Rata Share of any remaining unpaid portion of the Stipulated Amount to the Indemnitee.
(f)    In the event that the Indemnitee and the Stockholder Representative fail to reach a resolution on a Notice of Claim or Contested Amount that is the subject of a Response Notice, within thirty (30) days after the date on which the Stockholder Representative delivers such Response Notice (or such longer period as the Indemnitee and the Stockholder Representative may mutually agree in writing) (whether it is a matter between the Indemnitee, on the one hand, and the Stockholder Representative, on the other hand, or it is a matter that is subject to a Proceeding asserted or commenced by a third party brought against the Indemnitee), such dispute shall be settled in accordance with the provisions of Section 14.06 and Section 14.07. If, upon and as part of the final resolution of such dispute in accordance with the provisions of Section 14.06 and Section 14.07, the Indemnitee is awarded Losses (the amount of such awarded Losses being the “Awarded Amount”), then, subject to the provisions of Section 11.03:
(i)    with respect to a claim for indemnification, compensation or reimbursement pursuant to Section 11.02(a), the obligation to pay the Awarded Amount to the Indemnitee shall be satisfied (A) first, by application toward the Threshold Amount, (B) second, by Sellers to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, up to the Cap, and (C) thereafter, by recovery under the R&W Insurance Policy; and
(ii)    with respect to any other claim for indemnification, compensation or reimbursement pursuant to this Article XI, the obligation to pay the Awarded Amount to the Indemnitee shall be satisfied by Sellers as follows: (A) first, to the extent recovery is available under the Escrow Fund, pursuant to the Escrow Agreement, and (B) thereafter, each Seller which shall, within ten (10) Business Days following final resolution of such dispute (or such shorter period of time as may be stipulated under the terms of such final resolution), pay such Seller’s Pro Rata Share of any remaining unpaid portion of the Awarded Amount to the Indemnitee.
Section 11.06    Exercise of Remedies Other Than by Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.
Section 11.07    Exclusive Remedies. Subject to Section 14.12 and the terms and conditions of the R&W Insurance Policy, the parties acknowledge and agree that following the Effective Time, the sole and exclusive monetary remedy of Parent and the other Indemnitees with respect to the subject matter of this Agreement shall be the right to indemnification set forth in this Article XI, other than in the case of Fraud. If no such right of indemnification is expressly provided in this Article XI, then such claims are hereby waived to the fullest extent permitted by Applicable Law.
ARTICLE XII
CERTAIN TAX MATTERS
Section 12.01    Pre-Closing Tax Returns. Parent shall prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns of the Company and its Subsidiaries for taxable periods beginning before the Closing Date that are required to be filed after the Closing Date. Subject to the following two sentences, all such Tax Returns shall be prepared in a manner consistent with past practices of the applicable company unless otherwise required by Applicable Law. The parties agree, for all income tax purposes, to treat the payment of the Option Settlement Payments as being properly allocable to the portion of the day after the Effective Time and as occurring at the beginning of the following day pursuant to the “Next Day Rule” set forth in Treasury Regulations Section 1.1502-76(b)(1)(ii)(B); provided, however, the parties further agree that Sellers’ indemnification obligations under this Agreement shall not apply to any Loss that would not have been incurred by any Indemnitee had the “Next Day Rule” not been applied to the Option Settlement Payments. Consistent with the foregoing, the parties agree not to report any deduction resulting from the payment of the Option Settlement Payments on the Tax Return of the Company for the taxable period ending on the Closing Date and instead, such deduction shall be reported on the Tax Return of the Company included in the consolidated group of which Parent is the common parent for the portion of the taxable year occurring after the Closing Date. At least thirty (30) days prior to the due date of any such Tax Return (after applicable extensions) if such Tax Return relates to income Taxes, and at least fifteen (15) days prior to the due date of any such Tax Return (after applicable extensions) if such Tax Return relates to non-income Taxes, Parent shall deliver to the Stockholder Representative a copy of such Tax Return for the Stockholder Representative’s review and comment but only if such Tax Return could reasonably be expected to result in a Liability of the Sellers pursuant to Section 11.02, after taking into account the limitations described in Section 11.03. Parent will accept such revisions to such Tax Returns as are reasonably requested by Stockholder Representative to the extent they relate to positions that could reasonably be expected to result in a Liability of Sellers pursuant to Section 11.02, after taking into account the limitations described in Section 11.03. After the Closing Date, unless required by Applicable Law, without the prior written consent of the Stockholder Representative, neither Parent, the Surviving Corporation, nor any of their Affiliates will amend any Tax Return, make any election, or take any other action having retroactive effect, in each case relating to a taxable period beginning before the Closing Date, if such amendment, election or action would reasonably be expected to result in a Liability of Sellers pursuant to Section 11.02, after taking into account the limitations described in Section 11.03.
Section 12.02    Tax Controversy. Parent, the Surviving Corporation and its Subsidiaries shall provide the Stockholder Representative with notice of any audit or investigations with respect to a taxable period beginning before the Closing Date if such audit or investigation could give rise to a Liability of Sellers pursuant to Section 11.02, after taking into account the limitations described in Section 11.03. The Stockholder Representative shall have the right to participate in any and all such audits or investigations and to approve the disposition thereof (not to be unreasonable withheld or delayed) to the extent it would result in any such Liability to Sellers pursuant to Section 11.02, after taking into account the limitations described in Section 11.03.
Section 12.03    Remaining Tax Benefit Amount. Within the later of (a) five (5) days after April 17, 2018 and (b) five (5) Business Days after the final determination of the Cash Merger Consideration in accordance with Section 2.03(b), Parent shall pay the Remaining Tax Benefit Amount, less an amount equal to the amount deducted therefrom, if any, as determined in accordance with Section 2.03(b)(ii)(E), to an account designated in writing by the Exchange Agent, by wire transfer of immediately available funds, which amount shall be distributed by the Exchange Agent to the holders of Outstanding Common Shares.
ARTICLE XIII
STOCKHOLDER REPRESENTATIVE
Section 13.01    Appointment. By virtue of the adoption and approval of this Agreement in exchange for Merger Consideration pursuant to this Agreement or by executing and delivering a Letter of Transmittal in connection with the transactions contemplated by this Agreement, the Sellers hereby irrevocably nominate, constitute and appoint Ronald M. Simon, as the agent and true and lawful attorney in fact of the Sellers (the “Stockholder Representative”), with full power of substitution, to act in the name, place and stead of the Sellers for purposes of executing any documents and taking any actions that the Stockholder Representative may, in the Stockholder Representative’s sole discretion, determine to be necessary, desirable or appropriate in connection with the transactions contemplated by this Agreement, including, but not limited to, those contemplated by Article II and Article XI. Ronald M. Simon hereby accepts his appointment as Stockholder Representative.
Section 13.02    Authority. The Sellers hereby grant to the Stockholder Representative full authority to execute, deliver, acknowledge, certify and file on behalf of such Sellers (in the name of any or all of the Sellers or otherwise) any and all documents that the Stockholder Representative may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholder Representative may, in its sole discretion, determine to be appropriate, in performing his duties as contemplated by Section 13.01. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated by this Agreement, (i) each Indemnitee shall be entitled to deal exclusively with the Stockholder Representative on all matters relating to the transactions contemplated by Article II and any claim for indemnification, compensation or reimbursement under Article XI, and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller, by Stockholder Representative, and on any other action taken or purported to be taken on behalf of any Seller, by the Stockholder Representative as fully binding upon such Seller.
Section 13.03    Replacement. If the Stockholder Representative shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Sellers shall (by consent of those Persons entitled to at least a majority of the Merger Consideration), within ten (10) Business Days after such death, resignation, disability or inability, appoint a successor to the Stockholder Representative (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Stockholder Representative as Stockholder Representative hereunder. If for any reason there is no Stockholder Representative at any time, all references herein to the Stockholder Representative shall be deemed to refer to the Sellers.
Section 13.04    Liability. The Stockholder Representative will incur no liability to any Seller with respect to any action taken or suffered by any party in reliance upon any notice, direction, instruction, consent, statement or other document believed by the Stockholder Representative to be genuine and to have been signed by the proper Person (and the Stockholder Representative shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own gross negligence, bad faith or willful misconduct. In all questions arising under this Agreement or the Escrow Agreement, the Stockholder Representative may rely on the advice of outside counsel, and the Stockholder Representative will not be liable to any Seller for anything done, omitted or suffered in good faith by the Stockholder Representative based on such advice.
Section 13.05    Indemnification of Stockholder Representative. The Sellers shall severally (and not jointly), each based on and limited to its Pro Rata Share of the Merger Consideration, indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct, on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel, accountants or other agents retained by the Stockholder Representative.
ARTICLE XIV
MISCELLANEOUS
Section 14.01    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or email (provided, that such email states that it is a notice delivered pursuant to this Section 14.01)) and shall be given, if to Parent, Merger Subsidiary or (after the Closing) the Surviving Corporation, to:
American Woodmark Corporation
3102 Shawnee Drive
Winchester, Virginia 22601
Attention: M. Scott Culbreth
Email: SCulbreth@Woodmark.com

with a copy to (which shall not constitute notice):
McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Attention: James M. Anderson, III, Esq.
Facsimile No.: (804) 698-2155
Email: jmanderson@mcguirewoods.com

if to the Company (prior to the Closing), to:
RSI Home Products, Inc.
400 E. Orangethorpe Ave.
Anaheim, CA 92801
Attention: Jonathan Robertson and Alex Calabrese
Facsimile No.: (949) 729-8049
Email: JRobertson@rsihomeproducts.com and acalabrese@rsihomeproducts.com with a copy to (which shall not constitute notice):
O’Melveny & Myers LLP
400 South Hope Street, 18th Floor
Los Angeles, CA 90071-2899
Attention: Mark Easton, Esq.
Facsimile No.: (213) 430-6407
Email: measton@omm.com

if to the Stockholder Representative, to:
Ronald M. Simon
620 Newport Center Drive
12th Floor

Newport Beach, CA 92660
Facsimile No.: (949) 729-8049
Email: RSimon@rsihc.com

with a copy to (which shall not constitute notice):
O’Melveny & Myers LLP
400 South Hope Street, 18th Floor
Los Angeles, CA 90071-2899
Attention: Mark Easton, Esq.
Facsimile No.: (213) 430-6407
Email: measton@omm.com

or to such other address or facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient.
Section 14.02    Amendments and Waivers; Third Party Beneficiaries.
(a)    Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that if any such amendment or waiver shall, by Applicable Law, require further approval by the stockholders of the Company, such amendment or waiver shall be subject to such approval having been obtained; provided, further, that, notwithstanding anything to the contrary contained herein, this sentence, Section 14.02(c), Section 14.06, Section 14.07, Section 14.08 and Section 14.12(d) (and any other provision of this Agreement to the extent a modification, waiver or termination would modify the substance of this sentence, Section 14.02(c), Section 14.06, Section 14.07, Section 14.08 or Section 14.12(d)) may not be modified, waived or terminated without the prior written consent of the lead Financing Arranger.
(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
(c)    Notwithstanding anything to the contrary contained herein, the Financing Arranger Parties shall be express third party beneficiaries of, and shall be entitled to rely on and have the right to enforce this sentence, Section 14.02(a), Section 14.06, Section 14.07, Section 14.08 and Section 14.12(d).
Section 14.03    Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 14.04    Disclosure Letter References. Notwithstanding anything to the contrary herein, the parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations, warranties, covenants, agreements or other provisions hereof of the relevant party that are contained in the corresponding Section of this Agreement, and any other representations, warranties, covenants, agreements or other provisions hereof of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, would be reasonably apparent from the face of such reference. The Company Disclosure Letter and the Parent Disclosure Letter are incorporated by reference into and made a part of this Agreement. The mere inclusion of an item in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation, warranty, covenant, agreement or other provision hereof shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect or Parent Material Adverse Effect, as applicable.
Section 14.05    Binding Effect; Benefit; Assignment.
(a)    The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except as provided in Articles 2 and 11 and Section 7.04, Section 8.12, Section 10.03, Section 14.02, Section 14.03 and Section 14.12(d), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or Liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.
(b)    No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign all (but not less than all) of its rights and obligations under this Agreement to one of its wholly owned Subsidiaries at any time; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this Section 14.05(b) shall be null and void.
Section 14.06    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State. Notwithstanding the foregoing, the parties hereto acknowledge and irrevocably agree that any Proceeding involving the Financing Arranger Parties arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder related thereto shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

Section 14.07    Consent to Jurisdiction. Each of Parent, Merger Subsidiary and the Company irrevocably submits to the exclusive jurisdiction of (a) the Court of Chancery of the State of Delaware, New Castle County, and (b) the United States District Court in Wilmington, Delaware, for the purposes of any suit, action or other Proceeding arising out of this Agreement, the other documents contemplated hereby or any transaction contemplated hereby; provided, however, that, with respect to any suit, action or other Proceeding involving any Financing Arranger Party, whether at law or equity, in contract, in tort or otherwise, arising out of or relating to this Agreement, the Debt Commitment Letter or the Debt Financing, each of the Parent, Merger Subsidiary and the Company irrevocably submits to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York (and any other courts to which appeals from any such court may be taken). Each of Parent and Merger Subsidiary and the Company agrees to commence any action, suit or other Proceeding relating hereto either in the United States District Court in Wilmington, Delaware or if such suit, action or other Proceeding may not be brought in such court for jurisdictional reasons, in the Court of Chancery of the State of Delaware, New Castle County. Notwithstanding the foregoing, each party hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Arranger Parties in any way arising out of or relating to this Agreement, including any dispute arising out of the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York. Each of Parent and Merger Subsidiary and the Company further agrees that mailing process or other papers in connection with any such Proceeding in the manner provided in Section 14.01 or in such other manner as may be permitted by Applicable Law, will be valid and sufficient service thereof. Each of Parent and Merger Subsidiary and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or other Proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Court of Chancery of the State of Delaware, New Castle County, (ii) the United States District Court in Wilmington, Delaware or (iii) without limiting Section 14.12(d), solely for the purposes of any suit, action or other Proceeding described in the proviso to the first sentence of this paragraph, the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or other Proceeding brought in any such court has been brought in an inconvenient forum. Each of Parent, Merger Subsidiary and the Company irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or other Proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. The parties agree that a final trial court judgment in any such suit, action or other Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 14.08    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR ANY OTHER LETTER OR AGREEMENT RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF).
Section 14.09    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” format or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.
Section 14.10    Entire Agreement; No Other Representations and Warranties.
(a)    This Agreement (including the Exhibits to this Agreement), together with the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
(b)    Except for the representations and warranties contained in Article IV, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement.
(c)    Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.
Section 14.11    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 14.12    Specific Performance.
(a)    The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 14.07 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement at law or in equity, and the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.
(b)    Notwithstanding anything to the contrary contained herein, the parties hereby acknowledge and agree that the Company shall be entitled to seek specific performance or any other equitable remedy to cause Parent to draw down any portion of the Debt Financing pursuant to the terms and conditions of the Debt Commitment Letter only (i) if (A) the Waiver shall have been obtained, and the Supplemental Indenture shall have been executed by the Company, in each case on the terms and conditions specified in Section 8.10, and each of the Waiver and the Supplemental Indenture as so obtained and executed, respectively, remain in full force and effect or (B) the Consent Solicitation is unsuccessful, (ii) if the Debt Financing or any Alternative Debt Financing that has been obtained as described in Section 8.09(a) has been funded or would be funded following the delivery of a drawdown notice by Parent and/or notice from Parent that the Debt Financing (or any such Alternative Debt Financing) will be funded (and so long as no Financing Arranger has asserted any failure of any condition precedent to funding under the Debt Commitment Letter (other than delivery of such drawdown notice) to be satisfied), (iii) if all the conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing) at the time Section 2.01(b) contemplated the Closing to occur, and (iv) the Company has irrevocably confirmed that if a decree or order of specific performance or other equitable relief is granted and the Debt Financing is funded, then it would take all actions required of it by this Agreement to cause the Closing to occur. Without limiting the generality of Section 14.12(a), but subject to the limitations set forth in the first sentence of this Section 14.12(b) and the other terms and conditions of this Agreement, following unless the Consent Solicitation is unsuccessful, the Waiver being obtained and the Supplemental Indenture being executed and the funding of the Debt Financing (or any such Alternative Debt Financing), the parties hereby further acknowledge and agree that the Company shall be entitled to seek specific performance to enforce the observance and performance of the terms and provisions hereof, including with respect to the obligation of Parent and Merger Subsidiary to consummate the Merger.
(c)    Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 14.12 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party brings any suit, action or other Proceeding, in each case in accordance with Section 14.07, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or other Proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such suit, action or other Proceeding, as the case may be.
(d)    No Recourse; Waiver of Claims. Notwithstanding anything herein to the contrary, including Section 14.07 or Section 14.12(b), the Company (on behalf of itself and its Subsidiaries and its and their respective Representatives and excluding, for the avoidance of doubt, Parent and Merger Subsidiary) hereby waives any rights or claims against any Financing Arranger Party in connection with this Agreement, the Debt Commitment Letter or any Financing, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives and excluding, for the avoidance of doubt, Parent and Merger Subsidiary) agrees not to commence or support (other than as provided in Section 14.12(b)) a suit, action or Proceeding, whether at law or equity, in contract, in tort or otherwise against any Financing Arranger Party in connection with this Agreement or the transactions contemplated by this Agreement (including any suit, action or Proceeding relating to any Financing or the Debt Commitment Letter or the transactions contemplated thereby). In furtherance and not in limitation of the foregoing waiver, it is agreed that no Financing Arranger Party shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries or its or the respective Representatives (excluding, for the avoidance of doubt, Parent and Merger Subsidiary) in connection with this Agreement or the transactions contemplated hereby (including any Financing or the Debt Commitment Letter or the transactions contemplated thereby). Nothing in this Section 14.12 shall in any way (a) expand the circumstances in which Parent may be liable under this Agreement or as a result of the transactions contemplated hereby (including as a result of any Financing) or (b) limit or qualify the Liabilities of the parties to the Debt Commitment Letter to each other thereunder or in connection therewith.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PARENT:
AMERICAN WOODMARK CORPORATION
By:	/s/ S. Cary Dunston
	Name:	S. Cary Dunston
	Title:	President, Chief Executive Officer and Chairman of the Board

MERGER SUBSIDIARY:
ALLIANCE MERGER SUB, INC.
By:	/s/ S. Cary Dunston
	Name:	S. Cary Dunston
	Title:	President

Signature Page to Agreement and Plan of Merger

COMPANY:
RSI HOME PRODUCTS, INC.
By:	/s/ Alex Calabrese
	Name:	Alex Calabrese
	Title:	Chief Executive Officer

STOCKHOLDER REPRESENTATIVE: /s/ Ronald M. Simon
RONALD M. SIMON

Signature Page to Agreement and Plan of Merger